As filed with the Securities and Exchange Commission on March 27, 2006
Registration Statement No. 333-127056

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 6 TO

FORM SB-2 ON

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

RONCO CORPORATION
(Exact name of Registrant as specified in its charter)

Delaware	5960	84-1148206
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification No.)

21344 Superior Street
Chatsworth, California 91311
(818) 775-4602
(Address, including zip code, and telephone number,
including area code, of Registrant’s principal executive offices)

Richard F. Allen, Sr.
Chief Executive Officer
Ronco Corporation
21344 Superior Street
Chatsworth, California 91311
(818) 775-4602
(Name, address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices and agent for service)

Copies of communications to:

A. Jeffry Robinson, P.A.
Broad and Cassel
One Biscayne Tower - 21st Floor
2 South Biscayne Boulevard
Miami, Florida 33131-1811
Telephone: (305) 373-9400
Telecopier: (305) 373-9443

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Common Stock, $.00001 par value per share	17,388,989	$3.25(1)	$56,514,214.25	$6,047.02(2)

(1)    Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457 under the Securities Act.

(2)    Previously paid.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION, DATED MARCH 27, 2006

17,388,989 SHARES

RONCO CORPORATION

COMMON STOCK

Selling stockholders are offering for sale 1,945,327 shares of our common stock that they currently own or that are to be issued, and 15,443,662 shares that they may acquire upon conversion of our Series A Convertible Preferred Stock that they currently own or that they may receive in payment of dividends on our Series A Convertible Preferred Stock, upon exercise of warrants or in payment of penalties associated with this registration statement. We will not receive any proceeds from the sale of shares of common stock.

Our common stock trades on the OTC Bulletin Board® under the symbol “RNCP.OB.” On March 15, 2006, the closing bid price for our common stock was $3.00 per share.

The selling stockholders may sell the common stock for their own accounts in open market transactions, or in private transactions, at prices related to the prevailing market prices or at negotiated prices. The selling stockholders may sell their shares of common stock to or through broker-dealers, who may receive compensation in the form of negotiated discounts or commissions from the selling stockholders or the purchasers of shares. Upon any sale of shares of common stock, the selling stockholders and participating broker-dealers or selling agents may be deemed to be “underwriters” as that term is defined in the Securities Act of 1933, as amended. We cannot determine the price to the public of the shares of common stock offered for sale by the selling stockholders. The public offering price and the amount of any underwriting discount or commissions will be determined at the time of sale. We shall pay the costs and out-of-pocket expenses in connection with this offering.

Investing in our common stock involves a high degree of risk. See “Risks of Investing in Our Shares” beginning on page 9.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is             , 2006

You should rely only on the information contained in this prospectus. No dealer, salesperson or other person is authorized to give any information that is not contained in this prospectus. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these shares in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of these shares.

PROSPECTUS SUMMARY

This is only a summary and does not contain all of the information that may be important to you. You should read the more detailed information contained in this prospectus, including the financial statements and notes.

The Company

Overview

We are a developer, marketer and distributor of branded consumer products for the kitchen and home. Our products are primarily sold through direct response television marketing by broadcasting 30-minute long advertisements commonly referred to as “infomercials.” Ronald M. Popeil, our principal consultant and founder of our operating business, started selling products under the Ronco brand over forty years ago. Over the last six years, Ronco branded products have been sold to over five million customers.

We were incorporated under the name Fi-Tek VII, Inc. under the laws of the State of Delaware on July 12, 1990. Before June 30, 2005, we were a “blank check” company. During this time, we engaged in no significant operations other than the search for, and identification and evaluation of, possible acquisition candidates. The address of our principal executive offices is 21344 Superior Street, Chatsworth, California 91311 and our telephone number is (818) 775-4602.

In June 2005, we (at the time operating under the name Fi-Tek VII, Inc.) completed a series of related transactions including the merger of our wholly-owned subsidiary, Ronco Acquisition Corporation, with and into Ronco Marketing Corporation and the acquisition of assets comprising the Ronco business from Ronco Inventions, LLC, Popeil Inventions, Inc., RP Productions, Inc., which we refer to collectively as the predecessor entities, and Mr. Popeil. On June 30, 2005, in connection with these transactions, we changed our name to Ronco Corporation.

The following table summarizes these transactions and our corporate structure:

Our Products

We currently offer two product categories: kitchen products and household products. All of our products carry the Ronco or Popeil brand names.

Kitchen Products

We manufacture or source, market and distribute products for use in kitchens. Our products include the following:

•	Showtime Rotisserie & BBQ	•	Popeil's Pasta Maker

•	Six Star+ Cutlery Set	•	Solid Flavor Injector

•	Electric Food Dehydrator

Since 2002, the Showtime family of products and the Six Star+ Cutlery family of products have accounted for in excess of 92% of our revenues. Revenues from these products, however, have been in decline. For example, our direct response sales of our rotisserie ovens and our cutlery product line declined by approximately $9.5 million and $17.8 million, respectively, during the six months ended December 31, 2005 compared to the six months ended December 31, 2004. The decline is primarily due to the fact that our infomercial for our rotisserie line is more than two and a half years old and the infomercial for our cutlery line is more than two years old. Historically, our infomercials generate the highest sales in the first six to twelve months then decline as the infomercial loses its freshness. We intend to increase revenue by producing new infomercials for our existing products and for new products that we intend to introduce, increasing wholesale distribution of our existing products and by expanding into international markets. If our revenues continue to decline from our Showtime family of products and the Six Star+ family of products and if we fail to increase revenues by introducing new products then we may suffer a material adverse impact to our earnings and financial health.

Household Products

We also manufacture or source, market and distribute the Pocket Fisherman and the GLH Formula Number 9 Hair System. We may re-introduce other Ronco brand household products to the market over time.

Financing of the Asset Purchase

Series A Convertible Preferred Stock

To finance the cash portion of the purchase price for the Ronco business, we issued and sold 13,262,600 shares of our Series A Convertible Preferred Stock, not including four shares that were paid for but that were not issued as of the date of this prospectus, for an aggregate of $50 million on June 30, 2005. These shares are presently convertible into 13,262,600 shares of our common stock. We offered and sold these shares in a private transaction that closed contemporaneously with the closing of our purchase of the Ronco business. In connection with the sale of our Series A Convertible Preferred Stock, we agreed to file a registration statement with respect to the common stock into which the Series A Convertible Preferred Stock may be converted, and to cause such registration statement to be declared effective on or before October 28, 2005. Although we filed the registration statement on a timely basis, because the registration statement was not effective by October 28, 2005, we are obligated to pay a penalty (pro rated for periods less than a month) equal to $500,000 (1% of the aggregate offering price of the preferred stock) for each month that the registration statement, of which this prospectus is a part, was not effective. We are in negotiations with the holders of our Series A Convertible Preferred Stock regarding the payment of the penalty and whether we will pay the penalty in cash or shares. See “Business-The Ronco Acquisition” and “Description of Securities-Preferred Stock.”

Promissory Notes

In connection with our purchase of the Ronco business, Ronco Marketing Corporation issued promissory notes in the aggregate principal amount of $16.3 million. The promissory notes bear simple interest at a rate of 9.5% per year. The principal amount issued was based on the estimated net value of the acquired assets, and may be adjusted based on the actual net value of these assets. Based on our computations, the actual net value of the assets comprising the Ronco business is lower than the estimated value specified in the purchase agreement, and we expect that the principal amount of the notes will be reduced to approximately $13.158 million. See “Business-The Ronco Acquisition.”

Certain Risks

Our business and our ability to execute on our business strategy are subject to a number of risks that you should be aware of before you decide to buy our common stock. In particular, you should consider the following risks, which are described more fully in “Risks of Investing in Our Shares” beginning on page 9:

• we have a history of losses and we may be unable to achieve or maintain profitability;

•  as a result of our strategy to increase our wholesale business, we will need to purchase more inventory but we will have less available cash per product sold because we offer credit terms to wholesale customers. Thus, we will require additional working capital. If we are unable to obtain additional capital to meet our increased need for liquidity our business and financial condition could be seriously harmed;

•  our business model is dependent in part, on our ability to purchase sufficient quantities of television media at attractive prices. If we fail to obtain attractive media prices for our direct response television programs, our profitability will decline and our business may be harmed;

•  our direct response television revenues, in part, depend on our ability to successfully develop, produce and broadcast new and updated infomercials. If we fail to regularly renew our infomercial campaigns for our existing products, sales from such products will decline because direct response television sales from a particular long form infomercial decline as the infomercial ages; and

•  we plan to sell more of our products through distributors and directly to large retailers. Due to the typical large size of these orders, which fluctuate seasonally and may be changed or canceled on short notice, cost-effective management of our inventory may become more complex and costly. If we are unable to accurately forecast orders and cancellations, our profitability may suffer.

SUMMARY OF THE OFFERING

Common stock being registered by us:
(i) 13,054,979 shares issuable upon conversion of outstanding shares of our Series A Convertible Preferred Stock (including four shares that have been paid for but that had not been issued as of the date of this prospectus), (ii) 1,326,260 shares issuable upon conversion of shares of Series A Convertible Preferred Stock which may be issued as payment of future dividends on our Series A Convertible Preferred Stock, (iii) 266,667 shares issuable upon exercise of a warrant issued to the placement agent in connection with our sale of Series A Convertible Preferred Stock, (iv) 800,002 shares issued to the pre-acquisition stockholders of Ronco Marketing Corporation in connection with the merger, (v) an aggregate of 11,236 shares issued to two of our former stockholders, (vi) 13,650 shares issued to Wesley Ramjeet for consulting services provided by Profit Planners, Inc., (vii) 795,756 shares issuable upon conversion of shares of Series A Convertible Preferred Stock which may be issued for potential registration penalties, (viii) an aggregate of 800,314 shares issued to our chief executive officer, our chief financial officer and our former general counsel and (ix) 320,125 shares to be issued to our chief executive officer pursuant to the terms of his employment agreement and restricted stock purchase agreement.

Common stock to be outstanding after the offering:
15,620,872 shares, assuming that all of the Series A Convertible Preferred Stock outstanding as of the date of this prospectus is converted into shares of common stock and the warrant issued to the placement agent is exercised in full, but excluding the shares to be issued to our chief executive officer pursuant to the terms of his employment agreement and restricted stock purchase agreement and the shares underlying the Series A Convertible Preferred Stock reserved for future stock dividends and for payment of penalties associated with this registration statement.

Use of proceeds:
We will not receive any proceeds from the sale of common stock by the selling stockholders. We will only receive proceeds upon the exercise of the warrant issued to the placement agent, which proceeds, if any, will be used for working capital requirements and other general corporate purposes. See “Use of Proceeds.”

OTC Bulletin Board(R) symbol:	RNCP.OB

SUMMARY FINANCIAL DATA

The merger on June 29, 2005 was treated for accounting purposes as a reverse acquisition of a public shell, and the transaction has been accounted for as a recapitalization. We accounted for our subsequent acquisition of the assets comprising the Ronco business on June 30, 2005, using the purchase method of accounting. Therefore, the historical financial statements of the predecessor entities are reflected as our historical financial statement. Pro forma information has not been presented because the transaction was not a business combination with respect to Fi-Tek VII.

You should read this information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated and combined financial statements and related notes, which are included elsewhere in this prospectus. Historical results are not necessarily indicative of the results to be expected in the future.

	SUCCESSOR	PREDECESSOR			SUCCESSOR	PREDECESSOR
	One Day for June 30, 2005	Nine months ended June 29, 2005	Nine months ended September 30, 2004	Year ended December 31, 2003	Six months ended December 31, 2005	Six months ended December 31, 2004
(dollars in thousands, except per share data and percentages)	(date of acquisition)				(unaudited)	(unaudited)
Income Statement Data:
Net sales	$--	$68,985	$63,245	$93,500	$42,734	$64,775
Cost of goods sold	--	16,844	16,842	29,274	13,919	15,507
Gross profit	$--	$52,141	$46,403	$64,226	$28,815	$49,268

Gross margin	--	76%	73%	69%	67%	76%

Selling general and administrative	766	50,446	53,988	67,653	34,208	47,775

Operating (loss) income	$(766)	$1,695	$(7,585)	$(3,427)	$(5,393)	$1,492

Operating exp (as % of revenue)	N/A	73%	85%	72%	74%	80%

Interest and other expense (income)	--	2,833	120	(386)	732	894

Pretax (loss) income	$(766)	$(1,138)	$(7,705)	$(3,041)	$(6,125)	$598

Benefit for income taxes	310	--	--	--	2,431	--

Net (loss) income	$(456)	$(1,138)	$(7,705)	$(3,041)	$(3,694)	$598

Pro forma benefit (expense) for income taxes (unaudited)	--	455	3,082	1,216	--	(239)

Pro forma net (loss) income (unaudited)	--	$(683)	$(4,623)	$(1,825)	--	$359

Net loss per share	$(0.22)	N/A	N/A	N/A	$(2.86)	N/A
Pro forma net (loss) income per share (unaudited)	N/A	$(0.33)	$(2.21)	$(0.87)	N/A	$0.17

	Successor		Predecessor
Balance Sheet Data (dollars in thousands):	December 31, 2005	June 30, 2005	September 30, 2004
	(unaudited)
Total assets	$71,294	$63,762	$24,404
Long-term liabilities	9,461	10,282	40,392
Stockholders’ and members’ equity (deficiency)	41,541	46,943	(36,390)

Notes to Summary Financial Data

Note 1: Pro forma income taxes

The predecessor entities were not liable for income taxes as they were pass through entities. We have shown for comparative purposes the pro forma effect of income taxes based on an effective tax rate of 40%.

Note 2: Pro forma loss per share

We used the outstanding shares as of June 30, 2005 as the weighted average shares in calculating the pro forma loss per share because the predecessor entities were privately held companies and comprised of different corporate structures.

RISKS OF INVESTING IN OUR SHARES

You should carefully consider the following risks, in addition to the other information presented in this prospectus or incorporated by reference into this prospectus, before making an investment decision. If any of these risks or uncertainties actually occur, our business, results of operations, financial condition, or prospects could be substantially harmed, which would adversely affect your investment.

Risks Related to Our Business

We have a history of operating losses and we may be unable to achieve or maintain profitability.

Ronald M. Popeil has been selling products under the Ronco brand name since the early 1960s. The predecessor entities have been operating since 1991 under various brands and entities. These entities have recorded operating losses during various periods in their operating history. We believe these losses were primarily caused by the combination of non-recurring expenses, license and product development arrangements and inter-company financing arrangements. It is our expectation that we can achieve positive operating profits under our current corporate structure and business plan, in part because we did not assume these burdensome obligations when we purchased the Ronco business. There can be no assurance, however, that we will achieve or maintain our profitability targets.

If we are unable to meet our increased need for liquidity our business and financial condition could be seriously harmed.

As a result of our strategy to increase our wholesale business, we will need to purchase more inventory, but we will have less available cash per product sold because we offer credit terms to wholesale customers. Thus, we will require additional working capital. We cannot be certain that additional capital will be available to us at all, or that, if it is available, it will be on terms favorable to us. Any inability to raise additional capital when we require it would seriously harm our business and financial condition. Any additional issuance of equity or equity-related securities will be dilutive to our stockholders.

Due to changes that occurred in our financing and licensing arrangements, and other changes that occurred in connection with our acquisition of the Ronco business, the financial statements of the predecessor entities may not be a good indicator of our future performance.

In connection with our acquisition of the Ronco business, we modified certain of the predecessor entities’ business arrangements and did not assume certain of their liabilities. For instance, we purchased the patents that the predecessor entities licensed and terminated product development and license fees. We also did not assume approximately $39.2 million of related party loans to the predecessor entities. Although we will not have the expenses associated with these liabilities, we will incur the substantial costs associated with being a public company, pay income taxes (the predecessor entities did not pay taxes at the corporate level) and have to establish financing facilities since we will no longer be able to rely on Mr. Popeil to make loans to us, as needed. We cannot yet determine the amounts of these additional costs. As a result of these changes, our historical financial statements may not be a good indicator of our future performance.

We are subject to Federal Communications Commission regulation with respect to the telemarketing aspects of our business, and our business could be harmed if these regulations limit the format and/or content of television direct marketing programs.

Our television direct marketing programs are significantly impacted by government regulation of television advertising, particularly those regulations adopted by the Federal Communications Commission. These regulations impose restrictions on, among other things, the air time, content, and format of our direct response television programs. If we are required to remove or alter the format or content of our television programs, our business could be harmed. Additional regulations may be imposed on television advertising in the future. Legislation regulating the content of television advertisements has been introduced and passed in Congress from time to time in the past. Additional regulations or changes in the current laws regulating and affecting television advertising may harm the results of our operations.

Our business model is dependent, in part, on our ability to purchase sufficient quantities of television media at attractive prices. If we fail to obtain attractive media prices for our direct response television programs, our profitability will decline and our business may be harmed.

While we intend to invest in and develop other distribution channels, direct response television is currently our main channel of distribution. Our business model is dependent in part on our ability to purchase television media time at attractive prices in order to broadcast our direct response television programs. We have formed our own media department, Castle Advertising, solely for the purpose of making these media purchases.

The nominal cost of television media rises every year as a result of increasing competition for “paid programming” time slots. In addition, each network or station generally desires to increase annual revenues and they achieve revenue growth by increasing the price of their media.  Castle Advertising faces the problem of having to negotiate low prices despite this upward pressure on prices.  If we fail to obtain attractive prices for our media purchases and our media purchasing costs increase, our results of operations may be adversely affected and our operating profitability may decline. There can be no assurance that our media department will be able to acquire sufficient media at attractive prices.

Our direct response television revenues, in part, depend on our ability to successfully develop, produce and broadcast new and updated infomercials. If we fail to regularly renew our infomercial campaigns for our existing products, sales from such products will decline.

Historically, direct response television sales of our products are highest during the first four hours immediately following the airing of a long form infomercial for that specific product.

In addition, direct response television sales from a particular long form infomercial decline as the infomercial ages. Therefore, our revenues from direct response television sales depend, in part, on the continued periodic airing of our existing infomercials and the development, production and broadcast of new and updated infomercials. Under the terms of our consulting agreement with Ronald M. Popeil, Mr. Popeil is obligated to appear in three long form infomercials per year for our products. Mr. Popeil’s consulting agreement has a term of three years beginning June 30, 2005. If we are unable to produce or broadcast new and updated infomercials, or broadcast existing infomercials, for our products in a timely manner, our revenues from direct television sales could decrease, which could have a material adverse effect on our business, financial condition and results of operations.

Our operations are based, to a certain extent, on the successful integration of certain supply chain and operating technologies. Our inability or our vendors’ inability to integrate these technologies may negatively impact our customer order process, and the fulfillment and delivery of our products, which could harm our business and operating results.

Some of our operating activities are outsourced to various vendors and service providers. These operating activities include taking customer orders, product manufacturing, product fulfillment and product delivery. We rely on certain hardware and software systems, provided by third-party vendors, to perform vital functions and processes with respect to our operations. Various supply chain and operating technologies have been used to implement these functions and processes. Our inability, or our vendors’ inability, to operate and integrate these technologies properly may negatively impact our product supply chain and may harm our business and operating results.

Since 2003, sales from our wholesale business distributors accounted for between 11% and 16% of our gross product sales annually, in the aggregate, and the loss of business from any of our major wholesale distributors could reduce our sales and substantially harm our business.

Since 2003, we have used M. Block & Sons and Englewood Marketing Group as our two wholesale distributors to purchase and distribute our products through retail channels. M. Block & Sons accounted for approximately 9.2% and 5.5%, and Englewood Marketing Group accounted for approximately 6.4% and 5.6%, of our net sales for the nine months ended June 29, 2005 and September 30, 2004, respectively. As a result, our wholesale revenues have been highly concentrated. Our wholesale revenues could decline if either one of these distributors experience financial distress that interfere with its ability to purchase our products, or underperform relative to our expectations. A core component of our strategy is to expand our retail distribution by entering into direct distribution agreements with key national retailers of household and home improvement products. In October 2005, we began shipping our Showtime Rotisserie™ ovens to Wal-Mart. We also plan to re-focus our existing wholesale distribution relationships to target selected smaller or regional retail chains. There can be no assurance that we will be able to establish direct relationships with other retail chains or that we will be able to increase the number of wholesale distributors that sell our products and decrease our reliance on these two distributors.

We may be unable to expand our retail distribution by entering into direct distribution agreements with key national retailers on favorable terms, in which case we may be unable to generate sufficient revenues or adequate margins to offset the increase in our operating costs associated with this strategy.

We plan to implement our strategy to distribute our products through large national retailers in order to leverage the strength of the Ronco brands created through our direct response television distribution channel. There can be no assurance that we will be able to negotiate attractive distribution agreements with key national retailers or otherwise achieve substantial retail distribution of our products. Furthermore, if we are successful in placing our products with key national retailers, there can be no assurance that our products will have satisfactory sell-through rates or that sales will offset any additional costs associated with this strategy.

We rely on the services of Ronald M. Popeil to develop new products and to define our marketing strategy, and the loss of his services would negatively affect our operations.

Our future success depends, in part, on the continued service of Ronco’s founder and chief inventor, Ronald M. Popeil. Mr. Popeil’s name and identity are closely linked to the brand identity of Ronco Corporation. Additionally, Mr. Popeil has been essential to defining the predecessor entities’ brand and marketing strategies and product developments. We have entered into an exclusive consulting agreement with Mr. Popeil for an initial term of three years, under which Mr. Popeil will continue to provide us with his expertise and services with respect to new products, marketing and other aspects of our operations. This agreement also contains a provision prohibiting Mr. Popeil from competing with us. We have also entered into several other agreements with Mr. Popeil to encourage his ongoing interest in our growth and financial prospects. The loss of Mr. Popeil’s services for any reason would have an adverse effect on our business.

We rely on a limited number of offshore manufacturers, vendors and suppliers for the bulk of our product production capacity and the procurement of materials required to manufacture our products, and the loss of services and materials provided to us by any of these manufacturers, vendors or suppliers could result in product shortages.

We outsource our manufacturing and procurement needs to a small number of offshore manufacturers, vendors and suppliers in multiple geographic regions, which provides us with low cost production capacity. Because a small number of manufacturers, vendors and suppliers are responsible for the production of our products and procurement of materials for us, any breakdown in the manufacturing or procurement process could result in shortages of products or materials, and our revenues could decline due to the loss of one of these manufacturers, vendors or suppliers. An early termination by one of our manufacturers, vendors or suppliers would leave limited time to seek a replacement and as such, could harm our financial results, as it is unlikely that we would be able to rapidly replace that source.

Our earnings in future periods could be unfavorably impacted in the event of political instability or fluctuations in exchange rates.

Sourcing products abroad subjects our business to a variety of risks generally associated with doing business abroad, such as political instability, currency and exchange risks and local political issues. Our future performance will be subject to these factors, which are beyond our control.

Our prospects are dependent, to a certain extent, on our ability to successfully introduce new products on a timely basis. If we fail to continue to develop and successfully introduce new products, either directly or through third-party inventors, our revenues could decline.

Companies engaged in the direct response television marketing and consumer products industries regularly develop and introduce new products to consumers in order to grow their revenues and to compensate for the normal life cycle of any product. We are continually developing new products as well as new applications of, or modifications to, existing products. In addition, as part of our product strategy, we intend to work with third-party inventors for the first time in our history, which may result in our purchasing or licensing the rights to certain products or product lines from such parties. There can be no assurance that these efforts will be successful, or that we will be able to maintain a level of uniqueness, customer value or product quality with potential third-party products that we have experienced with products developed internally by us. There can be no assurance that we will not experience difficulties that could delay or prevent the successful development, introduction or marketing of these products, or that such new or enhanced products will adequately meet the requirements of current or prospective customers. Any failure by us to successfully design, develop, test and introduce such new products, or the failure of our recently introduced products to achieve market acceptance, could prevent us from maintaining our existing customer base, gaining new customers or expanding our markets and could have a material adverse effect on our business, financial condition and results of operations.

Our success depends largely on the value of our brands, and if the value of our brands were to diminish, our business would be adversely affected.

The prominence of our Ronco, Popeil, Showtime™ and other brands is a key component of our business. If our consumer brands or their associated merchandise lose their appeal to consumers, our business would be adversely affected. The value of our consumer brands could also be eroded by misjudgments in product development or selection, or by our failure to maintain a sufficient level of quality control. These events would likely reduce sales for our products. Moreover, we anticipate that we will expand our marketing and sales efforts through the development or acquisition of new products that will be sold under our brand names directly, through retail stores and online through our website. Misjudgments by us in the development or choice of new products could damage our existing or future brands. If any of these developments occur, our business would likely suffer and we may be required to write-down the carrying value of our goodwill.

Our ability to compete successfully will depend, in part, on our ability to protect our intellectual property rights. Litigation required to enforce these rights can be costly, and there is no assurance that courts will enforce our intellectual property rights.

We rely on a combination of patents, trademarks, trade secrets, copyrights, nondisclosure agreements and other contractual provisions and technical measures to protect our intellectual property rights. Policing unauthorized use of our intellectual property, however, is difficult, especially in foreign countries. Litigation may be necessary in the future to enforce our intellectual property rights, to protect trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Litigation could result in substantial costs and diversion of resources and could harm our business, operating results and financial condition regardless of the outcome of the litigation. In addition, there can be no assurance that the courts will enforce the contractual arrangements that we have entered into to protect our intellectual property rights. Our operating results could be harmed by the failure to protect such intellectual property.

If we fail to implement our product distribution strategy effectively, our revenue, gross margin and profitability could suffer.

We plan to use a variety of different distribution methods to sell our products, including direct response television sales, indirect sales through retail stores and sales through our internet website. Successfully managing the interaction of our direct and indirect channel efforts to reach all of the potential customer segments for our products is a complex process. Moreover, since each distribution method has distinct risks and gross margins, our failure to implement the most advantageous balance in the delivery model for our products could adversely affect our revenue and gross margins and therefore profitability.

Our financial results could be materially adversely affected if conflicts arise among our various sales channels or if we lose a distributor.

Our future operating results may be adversely affected by any conflicts that might arise among our various sales channels, the loss or deterioration of any alliance or distribution arrangement or the loss of retail shelf space. We primarily distribute our products through three channels: direct response television marketing, wholesale and retail outlets and online commerce. In order to achieve successful sales at all these channels of distribution, we must offer products that are differentiated by price or functionality through different channels of distribution. Alternatively, we must schedule the timing of our product offerings so that we are not offering the same product for sale through direct response media, and indirectly through retail and wholesale outlets, at the same time. If we do not follow this strategy, consumers may not be willing to buy our products directly from us if the same or similar products are available at retail and wholesale outlets, potentially at lower prices. If we fail to successfully manage these conflicts then our results of operations will decline.

We plan to sell more of our products through distributors and direct to retail chains. Due to the typically large size of these orders, which fluctuate seasonally and may be changed or canceled on short notice, cost-effective management of our inventory may become more complex and costly. If we are unable to accurately forecast orders and cancellations, our profitability may suffer.

We must manage inventory effectively, particularly with respect to sales to wholesalers and retail chains, which involves forecasting demand and pricing issues. Although a comparatively small portion of our sales volume is supplied through wholesale distributors, our strategy calls for increasing such sales, and such distributors and retail chains may increase orders during periods of product shortages, cancel orders if their inventory is too high or delay orders in anticipation of new products. Wholesalers and retail chains may also adjust their orders in response to the supply of our products and the products of our competitors and seasonal fluctuations in end-user demand. Our reliance upon indirect distribution methods may reduce visibility to demand and pricing issues, and therefore make forecasting more difficult. If we have excess inventory, we may have to reduce our prices and write-down inventory. Moreover, our use of wholesale distribution channels may limit our willingness or ability to adjust prices quickly and otherwise to respond to pricing changes by competitors. We also may have limited ability to estimate future product returns for products sold through wholesale distribution channels.

Claims made against us based on product liability could have a material adverse effect on our business.

Like any other distributor or manufacturer of consumer products, we are subject to product liability litigation. Whether frivolous or with merit, these claims divert management’s time and resources from general operations. Consequently, our operations would be adversely affected. Additionally, there can be no assurance that the plaintiffs in these cases will not obtain large judgments against us, which may include substantial punitive damages that we would be forced to pay. As a result, we may suffer a material adverse impact to our earnings and financial health.

Our business may be adversely affected by certain customers seeking to directly source lower cost imported products.

In some cases, our wholesale and retail customers may find substantially similar, unbranded products produced by a foreign manufacturer for significantly less than our prices. Consequently, these wholesale or retail customers may elect to purchase the cheaper, unbranded products to offer in their stores or to their customers, and we could suffer a material decrease in our sales and profitability.

If we do not execute our growth and profitability strategy successfully, our financial condition and results of operations will be adversely affected.

Our growth will depend to a significant degree on our ability to increase revenues from our direct marketing and retail businesses, to maintain existing vendor and distribution relationships and develop new relationships, and to maintain and enhance the reach and brand recognition of our existing products and any new products that we create or acquire. Our ability to implement our growth strategy will also depend on a number of other factors, many of which are or may be beyond our control including: (i) the effectiveness of our media and marketing strategies, (ii) the perception by consumers that we offer high quality products at attractive prices, (iii) our ability to develop and/or select new products that appeal to our customer base and to market such products effectively to our target audience, and (iv) our ability to attract, train and retain qualified employees and management. There can be no assurance that we will be able to implement our growth strategy successfully.

There can be no assurance that our internet technology systems will be able to handle increased traffic or that we will be able to upgrade our systems, if required, on a timely basis. If our online systems do not perform properly, we may lose online sales and our revenues may be adversely affected.

An element of our growth strategy is to generate a higher volume of traffic on, and use of, our internet website: www.ronco.com. Accordingly, the satisfactory performance, reliability and availability of www.ronco.com, transaction processing systems and network infrastructure will be critical to our reputation and our ability to attract and retain online customers, as well as to maintain adequate customer service levels. Our online revenues will depend on the number of visitors who shop on www.ronco.com and the volume of orders we can handle. Unavailability of our website or reduced order fulfillment performance could reduce the volume of goods sold and could also adversely affect consumer perception of our brand name. We may experience periodic system interruptions from time to time. If there is a substantial increase in the volume of traffic on www.ronco.com or the number of orders placed by customers, we may be required to expand and upgrade our technology, transaction processing systems and network infrastructure. There can be no assurance that we will be able to accurately project the rate or timing of increases, if any, in the use of www.ronco.com or expand and upgrade our systems and infrastructure to accommodate such increases on a timely basis. Any failure to manage the anticipated growth and expansion of our online sales could have a material adverse effect on our business.

We could face liability for breaches of security on the internet, which could expose us to damages and harm our business.

To the extent that our activities or the activities of third-party contractors involve the storage and transmission of information, such as credit card numbers, security breaches could disrupt our business, damage our reputation and expose us to a risk of loss or litigation and possible liability. We could be liable for claims based on unauthorized purchases with credit card information, impersonation or other similar fraud claims. These claims could result in substantial costs and a diversion of our management’s attention and resources.

We rely on our management team for the success of our business and the loss of the services of any of these executives could negatively affect our operations.

We rely on the contributions of our entire management team, but particularly on the contributions of Richard F. Allen, Sr., our President and Chief Executive Officer. In addition to his other executive duties, Mr. Allen is primarily responsible for the development of new distribution channels for our products. We have entered into an employment agreement with Mr. Allen for an initial period of four years beginning June 30, 2005. Our operations may be adversely affected should we lose the services of Mr. Allen for any reason.

Indemnification obligations to our directors and officers may require the use of a significant amount of our funds, which would reduce funds that otherwise would be available for business operations.

Our certificate of incorporation and bylaws provide for the indemnification of our officers and directors and we intend to enter into indemnification agreements with each of our directors and executive officers. If one of our officers or directors makes a valid claim for indemnification, the amount could be substantial and any amount in excess of our insurance coverage would be paid from our operating cash flow. As a result, the amount of funds available for our operations would be reduced.

As a result of our acquisition of the Ronco business, we have a substantial amount of goodwill on our balance sheet, which is subject to annual impairment analysis. If the value of the Ronco business we acquired declines in the future, the resulting charge would negatively impact our earnings.

We accounted for our acquisition of the Ronco business using the purchase method of accounting. The total cost of this transaction is allocated to the underlying net assets based on their respective estimated fair values. As part of this allocation process, we must identify and attribute values and estimated lives to the intangible assets acquired. Such determinations involve considerable judgment, and often involve the use of significant estimates and assumptions, including those with respect to future cash inflows and outflows, discount rates and asset lives. These determinations will affect the amount of amortization expense recognized in future periods. If we later determine that any of these estimates and assumptions is incorrect, and that the value of the Ronco business that we acquired is less than the amount then reflected on our balance sheet, we will be required to reduce our income by the amount of such decline in value, which reduction is referred to as an impairment charge.

We will test goodwill for impairment annually in accordance with accounting principles generally accepted in the United States of America. If we conclude that our goodwill is impaired, we will reduce it by the amount of the impairment charge. Such write-downs could dramatically impact our earnings and may result in lower trading prices for our common stock.

Terrorist attacks and other acts of wider armed conflict may have an adverse effect on the United States of America and world economies and may adversely affect our business.

Terrorist attacks and other acts of violence or war, such as those that took place on September 11, 2001, could have an adverse effect on our business, results of operations or financial condition. There can be no assurance that there will not be further terrorist attacks against the United States of America or its businesses or interests. Attacks or armed conflicts that directly impact the internet or our physical facilities could significantly affect our business and thereby impair our ability to achieve our expected results. Further, the adverse effects that such violent acts and threats of future attacks could have on the United States of America and world economies could similarly have a material adverse effect on our business, results of operations and financial condition. Finally, further terrorist acts could cause the United States of America to enter into a wider armed conflict, which could disrupt our operations and result in a material adverse effect on our business, results of operations and overall financial condition.

Risks Related to Being a Public Company

The requirements of complying with the Sarbanes-Oxley Act and evolving corporate governance and public disclosure regulations may strain our resources.

We are a relatively new public company, and thus we only recently became subject to certain laws that are applicable only to public companies. Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 and related rules and regulations, are creating uncertainty for public companies. We are presently evaluating and monitoring developments with respect to new and proposed rules and cannot predict or estimate the amount of the additional compliance costs we may incur or the timing of such costs. These new or changed laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity. As a result, their application in practice may evolve over time as new guidance is provided by courts and regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by creating initial disclosure and governance practices to comply with these laws and ongoing revisions to disclosure and governance practices. Maintaining appropriate standards of corporate governance and public disclosure may result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. For example, as a result of these requirements, we need to form and maintain multiple board committees and adopt policies regarding internal controls and disclosure controls and procedures. These rules and regulations also make it more difficult and more expensive to obtain director and officer liability insurance. We may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage that was available to the entities that operated the Ronco business before we acquired it. As a result, it may be more difficult for us to attract and retain qualified candidates to serve on our board of directors or as executive officers. Our efforts to evaluate and monitor developments with respect to these new rules also could result in additional costs in the future. In addition, if we fail to comply with new or changed laws, regulations and standards, regulatory authorities may initiate legal proceedings against us and our business and our reputation may be harmed.

In addition, the financial statements of the predecessor entities do not reflect the additional costs of complying with the various corporate governance and public reporting requirements that now apply to us. We will incur significant legal, accounting and other expenses that are not reflected in the results of operations of our business before June 30, 2005. We estimate that these costs will be approximately $1 million annually, but they could be higher. These additional costs and the uncertainties associated with evolving requirements could materially impact our results of operations.

Our ownership continues to be closely held, and our common stock has limited liquidity. Consequently, stockholders may be unable to sell our common stock at a suitable price.

Approximately 52% of the outstanding shares of our common stock are subject to lock-up agreements and other resale restrictions. Consequently, the public float for our common stock is very limited. As a result, should you wish to sell your common stock into the open market, you may encounter difficulty selling large blocks of your shares of common stock or obtaining a suitable price at which to sell your common stock.

Future sales of our common stock may depress our stock price.

The market price of our common stock could decline as a result of sales of substantial amounts of our common stock in the public market after the offering, or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future equity offerings.

There will be 15,620,872 shares of our common stock outstanding immediately after the offering, assuming conversion of all outstanding Series A Convertible Preferred Stock, exercise of all outstanding warrants and excluding the shares underlying the Series A Convertible Preferred Stock reserved for future stock dividends or registration penalties. Of the 15,620,872 shares that will be outstanding immediately following the offering, 14,527,322 shares will be freely tradable without restriction or further registration under the Securities Act, 533,334 shares held by Content Holding LLC, Coll International LLC and Copper Beech Equity Partners LLC are subject to contractual “lock-up” agreements that prohibit these stockholders from selling or otherwise disposing of these shares except in limited circumstances until June 28, 2006, June 28, 2006 and June 29, 2006, respectively, and an aggregate of 560,220 shares held by Richard F. Allen, Sr. and Evan J. Warshawsky are not freely tradeable because they are subject to our right of repurchase.

In addition, we failed to make our scheduled October 1, 2005 and January 1, 2006 dividend payments totaling approximately $1,250,000. Due to our failure to make these dividend payments and because the registration statement of which this prospectus is a part had not yet been declared effective, we lost the option to choose unilaterally to make these dividend payments in additional shares of Series A Convertible Preferred Stock as opposed to cash. We are discussing alternatives to paying these dividends in cash with the holders of the Series A Convertible Preferred Stock, including the possibility of paying the dividends with shares of Series A Convertible Preferred Stock.

Historically, the trading volume in our common stock has been relatively low. Consequently, if the holders of the common stock that are not subject to lock-up agreements or other restrictions decide to sell substantial amounts of stock in a relatively short period of time, our stock price could be adversely affected.

We do not expect to pay cash dividends on our common stock.

We presently do not expect to pay dividends on our common stock in the foreseeable future. The payment of dividends, if any, will be contingent upon our revenues and earnings, if any, capital requirements, and general financial condition. The holders of our Series A Convertible Preferred Stock are entitled to receive, out of funds legally available therefor, cumulative dividends at a rate equal to $0.1885 per annum, per share, which is equivalent to 5% of the Series A Convertible Preferred Stock’s original issue price, in cash or at our option in additional shares of the Series A Convertible Preferred Stock. Any accrued dividends on the Series A Convertible Preferred Stock must be paid in full before we can pay a dividend on our common stock. Because we do not plan to pay dividends on our common stock, our stock may be less attractive to some investors, which could adversely affect our stock price.

We face risks associated with the use of debt to fund our operations, such as refinancing risk, and if we are unable to satisfy our debt service obligations and default, we could lose significant rights to our products and intellectual property assets, which would harm our business.

We are subject to the risks normally associated with debt financing, including the risk that our cash flow will be insufficient to meet required payments of principal and interest. If principal payments due at maturity cannot be refinanced, extended or repaid with proceeds from other sources, such as new equity capital, our cash flow may not be sufficient to repay amounts under the promissory notes that we issued in connection with our purchase of the Ronco business. As of March 15, 2006, we paid approximately $820,000 less than the amount due under the promissory notes, because we are in negotiations with Mr. Popeil to change the payment schedule under the promissory notes to better meet the timing of our cash flow. A default on these notes by us could cause us to lose significant intellectual property rights, which could have a material adverse effect on our business and results of operations.

Risks Related to Our Industry

We serve markets that are highly competitive and we may be unable to compete effectively against businesses that have greater resources than we do.

The direct response industry includes numerous companies that market their products on television through infomercials. We compete with several other companies and products in the direct response industry, including GT Brands, Telebrands Corporation, Idea Village, Guthy-Renker, Tilia (a division of Jarden, Inc.), and Sylmark. Many of our competitors, including some of those identified above, have been in business for a number of years, have established customer bases, are larger, and have greater financial resources than us. There can be no assurance that we will be able to compete successfully in our industry.

We are required to make substantial penalty payments to holders of our Series A Convertible Preferred Stock since this registration statement was not declared effective by the Securities and Exchange Commission on or before October 28, 2005 and such penalty payments could negatively affect our liquidity and cash flow.

In connection with the private sale of our Series A Convertible Preferred Stock, we agreed to file a registration statement with respect to the common stock into which the Series A Convertible Preferred Stock may be converted, and to cause such registration statement to be declared effective on or before October 28, 2005. We initially filed the registration statement of which this prospectus is a part on July 29, 2005 to fulfill this obligation. Although we filed the registration statement on a timely basis, because the registration statement was not effective by October 28, 2005, we are obligated to pay a cash penalty (pro rated for periods less than a month) equal to $500,000 (1% of the aggregate offering price of the preferred stock) per month until the registration statement is declared effective. The registration statement was declared effective on the date of this prospectus and these penalties will be approximately $2.5 million. We are in negotiations with the holders of our Series A Convertible Preferred Stock regarding the payment of the penalty and whether we will pay the penalty in cash or shares. In the event we are required to make these payments in cash, however, there could be a material negative impact on our liquidity and cash flow.

We are required to make substantial dividend payments to holders of our Series A Convertible Preferred Stock which could have a material negative impact on our liquidity and cash flow.

The holders of our Series A Convertible Preferred Stock are entitled to receive cumulative preferential dividends at the rate of $0.1885 per share per annum (equal to 5% of the purchase price of the preferred stock) payable quarterly in arrears in cash or, at our option in shares of Series A Convertible Preferred Stock. We failed to make our scheduled October 1, 2005 and January 1, 2006 dividend payments totaling approximately $1,250,000. Due to our failure to make these dividend payments and because the registration statement of which this prospectus is a part had not yet been declared effective, we lost the option to choose unilaterally to make these dividend payments in additional shares of Series A Convertible Preferred Stock as opposed to cash. We are discussing alternatives to paying these dividends in cash with the holders of the Series A Convertible Preferred Stock, including the possibility of paying the dividends with shares of Series A Convertible Preferred Stock. If we cannot reach agreement with the holders of the Series A Convertible Preferred Stock to allow us to pay the dividends in a form other than cash we will be obligated to pay these amounts in cash. If we are required to make these payments wholly, or partially, in cash there could be a material negative impact on our liquidity and cash flow and it may adversely affect our ability to continue our business.

Our business is affected by general economic conditions in the U.S. retail industry, such as consumer confidence and spending, and any downturn in the retail industry could result in a decrease in our earnings and harm our business.

We are subject to broad economic factors that drive consumer spending and maintain the health of the retail industry in the United States of America. These factors include, but are not limited to, unemployment rates, consumer credit levels, consumer confidence, and household discretionary income. If any of these or other economic factors should erode, consumer spending would fall and the retail industry in the United States of America would suffer a downturn. Consequently, our earnings would be adversely impacted by lower sales.

The trend towards retail trade consolidation could cause our margins to decline and harm our business.

As we pursue our retail distribution strategy, our sales will be contingent upon the favorable wholesale prices that we can obtain from retailers. If retailers merge or the retail industry consolidates, the larger, combined retailers will have significant pricing power because of the sheer size of their retail networks. As a result, we may not be able to obtain reasonable prices for our products. Consequently, our margins will decline and our results of operations would be reduced. There can be no assurance that we will be able to obtain reasonable wholesale prices for our products under a scenario where retailers merge and consolidate into larger entities.

Government regulations could adversely impact our operations.

Throughout the world, most federal, state, provincial and local authorities require Underwriters Laboratory, Inc. or other safety regulation certification prior to marketing electrical appliances in those jurisdictions. Most of our electrical appliance products have such certifications. However, our products may not continue to meet such specifications. A determination that we are not in compliance with such rules and regulations could result in the imposition of fines or an award of damages to private litigants.

Risks Related to the Offering

If our common stock becomes subject to the SEC’s penny stock rules, broker-dealers may experience difficulty in completing customer transactions and trading activity in our securities may be severely limited.

If at any time we have net tangible assets of $5,000,000 or less and our common stock has a market price per share of less than $5.00, transactions in our common stock may be subject to the “penny stock” rules promulgated under the Securities Exchange Act of 1934. Under these rules, broker-dealers who recommend such securities to persons other than institutional investors:

•    must make a special written suitability determination for the purchaser;

•    receive the purchaser’s written agreement to a transaction prior to sale;

•    provide the purchaser with risk disclosure documents which identify risks associated with investing in “penny stocks” and which describe the market for these “penny stocks” as well as a purchaser’s legal remedies; and

•    obtain a signed and dated acknowledgment from the purchaser demonstrating that the purchaser has actually received the required risk disclosure document before a transaction in a “penny stock” can be completed.

As a result of these requirements, broker-dealers may find it difficult to effectuate customer transactions and trading activity in our stock will be significantly limited. Accordingly, the market price of our stock may be depressed, and you may find it more difficult to sell your shares.

Our officers, directors and our 5% or greater stockholders own a large percentage of us, and they could make business decisions with which you disagree that will affect the value of your investment.

Our executive officers, directors and our 5% or greater stockholders beneficially own approximately 95% of our outstanding common stock. Beneficial ownership is determined in accordance with the rules and regulations of the SEC.  See “Beneficial Ownership of Officers, Directors and Principal Stockholders.” These stockholders will be able to influence significantly all matters requiring approval by our stockholders, including the election of directors. Thus, actions might be taken even if other stockholders, including those who purchase shares in this offering, oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of us, which could cause our stock price to decline.

Provisions in our corporate documents and our certificate of incorporation and bylaws, as well as the Delaware General Corporation Law, may prevent attempts to replace or remove our current management by our stockholders.

Provisions of our certificate of incorporation and bylaws, as well as provisions of the Delaware General Corporation Law, could discourage unsolicited proposals to acquire us, even though such proposals may be beneficial to you. For example, our certificate of incorporation allows our board of directors to issue preferred stock with designations and rights that the board of directors may determine in its sole discretion. Our board of directors may be able to use this authority in a manner that could delay, defer or prevent a change in control. Additional provisions that could discourage unsolicited proposals to acquire us include:

•    vacancies as a result of a director’s resignation may be filled by our board of directors; and

•    restrictions on our ability to cause the conversion of shares of Series A Convertible Preferred Stock into shares of our common stock. See “Description of Securities.”

We are also subject to the provisions of Section 203 of the Delaware General Corporation Law, which could prevent us from engaging in a business combination with a 15% or greater stockholder for a period of three years from the date it acquired that status unless appropriate board or stockholder approvals are obtained.

These provisions may make it more difficult or expensive for a third party to acquire a majority of our outstanding voting stock or may delay, prevent or deter a merger, acquisition, tender offer or proxy contest, which may negatively affect our stock price.

FORWARD LOOKING STATEMENTS

We make statements in this prospectus that are not historical fact and are forward-looking statements. Forward looking statements are subject to certain risks and uncertainties that could cause actual events and results to differ materially from those discussed herein. Without limiting the generality of the foregoing, words such as “may,”  “will,”  “expect,”  “believe,”  “anticipate,”  “intend,”  “could,”  “would,”  “estimate,” or “continue” or the negative other variations thereof or comparable terminology are intended to identify forward-looking statements. The risks and uncertainties include, but are not limited to, the risks and uncertainties described in this prospectus or from time to time in our filings with the SEC.

These risks and uncertainties include, among others, those described under “Prospectus Summary,”  “Risks of Investing in Our Shares,”  “Use of Proceeds,”  “Management’s Discussion and Analysis of Financial Condition and Results of Operations,”  “Business” and elsewhere in this prospectus. In light of these risks and uncertainties, the forward-looking events discussed in this prospectus might not occur. In addition, actual results could differ materially from those suggested by the forward-looking statements, and therefore you should not place undue reliance on the forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares of common stock by the selling stockholders. See “Selling Stockholders.” We will receive proceeds only upon the exercise of the warrant issued to the placement agent in connection with the private placement of our Series A Convertible Preferred Stock. If the warrant issued to the placement agent is exercised in full for cash, approximately $1,005,000 in proceeds will be generated. There can be no assurance as to when, if ever, the warrant will be exercised in whole or in part. Proceeds, if any, received from the exercise of the warrant, will be used for working capital requirements and other general corporate purposes.

MARKET FOR OUR SECURITIES

Our common stock is traded on the OTC Bulletin Board® under the symbol “RNCP.OB.” Before July 1, 2005, our common stock traded under the symbol “FTYK.OB.” The following table sets forth, for the calendar quarters indicated, the high and low bid prices per share of common stock, as reported on the OTC Bulletin Board®. The information has been adjusted to reflect a 1 for 89 reverse stock split of our common stock which took effect on June 30, 2005 in connection with our acquisition of the Ronco business. However, except for the quarters ended September 30, 2005 and December 31, 2005, the information set forth in the table below is based on our trading price before we acquired the Ronco business. Accordingly, the stock price information has no relationship to the predecessor entities’ historical financial results and we do not believe this information provides any meaningful information concerning the performance of our stock price after June 30, 2005. On March 15, 2006, the closing bid price of our common stock was $3.00. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

Quarter Ended	Low	High

June 30, 2003	0.89	1.78
September 30, 2003	0.89	2.67
December 31, 2003	1.78	8.90
March 31, 2004	2.67	4.45
June 30, 2004	2.67	5.34
September 30, 2004	4.45	4.45
December 31, 2004	2.67	8.90
March 31, 2005	2.67	6.23
June 30, 2005	4.90	22.25
September 30, 2005	4.50	11.50
December 31, 2005	3.75	6.50

As of March 15, 2006, there were approximately 38 holders of record of our common stock.

DIVIDEND POLICY

We do not currently intend to pay any cash dividends on our common stock. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our results of operations, capital requirements, financial condition, contractual restrictions and other factors that our board of directors may deem relevant. In addition, the terms of our Series A Convertible Preferred Stock restrict our ability to pay dividends on our common stock. The holders of the Series A Convertible Preferred Stock are entitled to receive cumulative preferential dividends at the rate of $0.1885 per share per annum (equal to 5% of the purchase price of the preferred stock) payable quarterly in arrears in cash or, at our option in shares of Series A Convertible Preferred Stock, on January 1, April 1, July 1, and October 1 of each year. We failed to make our scheduled October 1, 2005 and January 1, 2006 dividend payments totaling approximately $1,250,000. Due to our failure to make these dividend payments and because the registration statement of which this prospectus is a part had not yet been declared effective, we lost the option to choose unilaterally to make these dividend payments in additional shares of Series A Convertible Preferred Stock as opposed to cash. We are discussing alternatives to paying these dividends in cash with the holders of the Series A Convertible Preferred Stock, including the possibility of paying the dividends with shares of Series A Convertible Preferred Stock.  See “Description of Securities-Preferred Stock.” We may not pay any dividends on our common stock before we pay all dividends on our Series A Convertible Preferred Stock.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2005 and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and their accompanying notes included elsewhere in this prospectus.

Notes payable, less current maturities - Seller	$9,301,750

Stockholders’ Equity

Series A Convertible Preferred stock, $.00001 par value; 20,000,000 shares authorized; 13,262,600 shares issued and outstanding at December 31, 2005 (1)	133

Common stock, $.00001 par value, 500,000,000 shares authorized; 2,091,605 shares issued and outstanding at December 31, 2005	21

Common stock to be issued (2)	1,206,870

Additional paid-in capital	49,552,004

Deferred compensation	(2,758,413)
Accumulated deficit	(6,459,135)

Total stockholders’ equity	$41,541,480

Total capitalization	$50,843,230

(1)	Does not include four shares of Series A Convertible Preferred Stock that were paid for but that were not issued as of the date of this prospectus.
(2)
Represents the value of 320,125 shares of our common stock to be issued to Mr. Richard F. Allen, Sr., our President and Chief Executive Officer, pursuant to the terms of his employment agreement. The fair market value of the common stock is based on the $3.77 per share price of the Series A Convertible Preferred Stock sold to investors on June 30, 2005.

SELECTED FINANCIAL DATA

The merger on June 29, 2005 was treated for accounting purposes as a reverse acquisition of a public shell, and the transaction has been accounted for as a recapitalization. We accounted for our subsequent acquisition of the assets comprising the Ronco business on June 30, 2005 using the purchase method of accounting. Therefore, the historical financial statements of the predecessor entities are reflected as our historical financial statement. Pro forma information has not been presented because the transaction was not a business combination with respect to Fi-Tek VII.

The following table presents selected historical consolidated and combined financial data of the successor as of and for the one day of June 30, 2005 (date of acquisition) and of the predecessor entities for the nine months ended June 29, 2005 and for the nine months ended September 30, 2004, and for the years ended December 31, 2003 and 2002, which has been derived from our audited consolidated and combined financial statements, and for the years ended December 31, 2001 and 2000, which has been derived from our unaudited combined financial statements. Our consolidated and combined financial statements for June 30, 2005, nine months ended June 29, 2005 and September 30, 2004 were audited by Mahoney Cohen & Company, CPA, P.C. Our combined financial statements for the year ended December 31, 2003 were audited by VELAH Group LLP, and our combined financial statements for 2002 were audited by Weinberg & Company. We have also included the successor and predecessor unaudited six months ended December 31, 2005 and 2004, respectively. You should read this information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated and combined financial statements and related notes, which are included elsewhere in this prospectus. Historical results are not necessarily indicative of the results to be expected in the future.

	SUCCESSOR	PREDECESSOR						SUCCESSOR	PREDECESSOR
	One Day for	Nine months ended	Nine months ended	Twelve months ended December 31,				Six months ended	Six months ended
	June 30, 2005	June 29, 2005	September 30, 2004	2003	2002	2001	2000	December 31, 2005	December 31, 2004
	(Date of Acqui- sition)				(restated)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
		(dollars in thousands, except per share data and percentages)
Income Statement Data:
Net Sales	$--	$68,985	$63,245	$93,500	$98,362	$105,420	$186,305	$42,734	$64,775
Cost of goods sold	--	16,844	16,842	29,274	36,153	33,517	61,437	13,919	15,507
Gross profit	$--	$52,141	$46,403	$64,226	$62,209	$71,903	$124,868	$28,815	$49,268

Gross margin	--	76%	73%	69%	63%	68%	67%	67%	76%

Selling, general and administrative	766	50,446	53,988	67,653	71,937	77,825	129,183	34,208	47,775
Operating (loss) income	$(766)	$1,695	$(7,585)	$(3,427)	$(9,728)	$(5,922)	$(4,315)	$(5,393)	$1,492

Operating exp. (as % of revenue)	N/A	73%	85%	72%	73%	74%	69%	74%	80%

Interest and other expense (income)	--	2,833	120	(386)	(254)	(443)	(547)	732	894

Pretax (loss) income	$(766)	$(1,138)	$(7,705)	$(3,041)	$(9,474)	$(5,479)	$(3,768)	$(6,125)	$598

Benefit for income taxes	310	--	--	--	--	--	--	2,431	--

Net (loss) income	$(456)	$(1,138)	$(7,705)	$(3,041)	$(9,474)	$(5,479)	$(3,768)	$(3,694)	$598

Pro forma benefit (expense) for income taxes (unaudited)		455	3,082	1,216	3,790	2,192	1,507		(239)

Pro forma net (loss) income (unaudited)	--	$(683)	$(4,623)	$(1,825)	$(5,684)	$(3,287)	$(2,261)	--	$359

Net loss per share	$(0.22)	N/A	N/A	N/A	N/A	N/A	N/A	$(2.86)	N/A

Pro forma net (loss) income per share (unaudited)		$(0.33)	$(2.21)	$(0.87)	$(2.72)	$(1.57)	$(1.08)		$0.17

	Successor		Predecessor
Balance Sheet Data (dollars in thousands):	December 31, 2005	June 30, 2005	September 30, 2004
	(unaudited)
Total assets	$71,294	$63,762	$24,404
Long-term liabilities	9,461	10,282	40,392
Stockholders’ and members’ equity (deficiency)	41,541	46,943	(36,390)

Notes to Selected Financial Data

Note 1: Pro forma income taxes

The predecessor entities were not liable for income taxes as they were pass through entities. We have shown for comparative purposes the pro forma effect of income taxes based on an effective tax rate of 40%.

Note 2: Pro forma loss per share

We used the outstanding shares as of June 30, 2005 as the weighted average shares in calculating the pro forma loss per share because the predecessor entities were privately held companies and comprised of different corporate structures.

UNAUDITED PRO FORMA CONSOLIDATED
CONDENSED FINANCIAL STATEMENTS

On June 29, 2005, our wholly-owned subsidiary, Ronco Acquisition Corporation, merged with and into Ronco Marketing Corporation resulting in Ronco Marketing Corporation becoming our wholly-owned subsidiary.

As a result of the merger, former Ronco Marketing Corporation stockholders hold a majority of our voting interest. This transaction was accounted for as a reverse merger, with Ronco Marketing Corporation being the acquirer for accounting purposes. The pre-acquisition financial statements of the accounting acquirer, Ronco Marketing Corporation, became the historical financial statements of the combined companies. This transaction will be accounted for as the issuance of common stock by Ronco Marketing Corporation for the net monetary assets of Ronco Corporation, accompanied by a recapitalization to reflect the legally issued and outstanding shares of the combined companies. Pre-acquisition stockholders’ equity of Ronco Marketing Corporation was retroactively restated for the equivalent number of our shares of common stock received in the merger, with differences between the par value of our common stock and Ronco Marketing Corporation’s common stock recorded as additional paid in capital.

As a result of Fi-Tek VII’s decision to effectively discontinue its businesses, Fi-Tek VII was a non-operating holding company with no continuing operations at the time of the merger. Therefore, the historical results of Fi-Tek VII’s operations are not meaningful when combined with the historical results of the operations of Ronco Marketing Corporation for the purposes of the pro forma presentation. Accordingly, pro forma results of operations reflecting the merger have not been provided as they would be substantially the same as the historical results of Ronco Marketing Corporation.

On June 30, 2005, we acquired the assets of Ronco Inventions, LLC, Popeil Inventions, Inc., R.P. Productions, Inc., which we refer to as the predecessor entities, and certain intangible assets from Ronald M. Popeil, for $40,209,000 of cash and $16,300,000 of promissory notes issued to the sellers. Subsequently, the promissory notes were reduced to approximately $13,158,000 based on the estimated net value of assets acquired subject to agreement.

This unaudited pro forma information should be read in conjunction with the financial statements for the predecessor entities for the nine months ended June 29, 2005 and for the successor for the one day of June 30, 2005 (date of acquisition), included in this prospectus.

The following unaudited pro forma statement of operations for the nine months ended June 30, 2005 has been prepared in accordance with accounting principles generally accepted in the United States of America to give effect to our June 30, 2005 acquisition of the Ronco business as if the transaction occurred on October 1, 2004. The pro forma statement of operations combines the results of operations of the successor and the predecessor entities for the nine months ended June 30, 2005. Pro forma adjustments include interest on the promissory notes relating to the acquisition of the Ronco business, additional amortization and depreciation of intangibles and fixed assets and reduction of expenses relating to royalties and licensing that no longer apply because the patents were part of the acquired assets.

The unaudited pro forma financial statements give effect to a 1 for 89 reverse split of our common stock for all periods presented.

These unaudited pro forma financial statements are prepared for informational purposes only and are not necessarily indicative of future results or of actual results that would have been achieved had the acquisition of the Ronco business been consummated as of the dates specified above.

A pro forma balance sheet has not been presented, since the predecessor entities were included in our Consolidated and Combined Balance Sheet at June 30, 2005 (Successor). See “Consolidated Financial Statements.”

Ronco Corporation
Pro Forma Consolidated Condensed Statement of Operations
Nine months ended June 30, 2005
(unaudited)

		One day ended June 30, 2005 Ronco Corporation (A)	Nine months ended June 29, 2005 Ronco Inventions, LLC and Affiliated Companies(B)		Pro forma Adjustments		Ronco Corporation Pro forma

Net sales	$		$68,985,101				$68,985,101
Cost of sales			16,844,057				16,844,057
Gross profit	$		$52,141,044				$52,141,044

Expenses:
Selling, general and administrative		$765,967	$50,446,473		$(468,000)	C	$51,637,159
					375,000	D
					827,524	E
					(271,136)	F
					(38,669)	G
Amortization of intangibles					4,459,295	H	4,459,295
Total operating expenses		$765,967	$50,446,473		$4,884,014		$56,096,454

Loss from operations		$(765,967)	$1,694,571		$(4,884,014)		$(3,955,410)

Other income, net	$		$(7,840)	$			$(7,840)
Interest expense			(2,824,260)		(937,520)	I	(833,269)
					2,928,511	J

Loss before benefit for income taxes		$(765,967)	$(1,137,529)		$(2,893,023)		$(4,796,519)

Benefit for income taxes		(310,000)			(1,612,221)	K	(1,922,221)

Net loss		$(455,967)	$(1,137,529)		$(1,280,802)		$(2,874,298)

Preferred stock dividends (L)							(1,875,000)

Net loss attributable to common stockholders							$(4,749,298)

Basic and diluted loss per share		$(.22)	N/A				$(2.27)

Weighted average shares outstanding		2,091,605	N/A				2,091,605	(M)

Notes to the Pro Forma Consolidated Condensed Statements of Operations
(Unaudited)

A.
Reflects the successor’s historical statement of operations for one day (date of acquisition), June 30, 2005. Expenses in the amount of $11,080 are not included in successor's historical statement of operations as these expenses are prior to the date of acquisition.

B.	Reflects the historical operations of the predecessor entities for the nine months ended June 29, 2005.

C.
To eliminate royalties and licensing fees of $468,000 for the nine months ended June 29, 2005 as the acquisition of the predecessor entities included all of the patents and trademarks. Accordingly, such fees will not have to be paid in the future.

D.
To reflect consulting fees of $375,000 for the nine months ended June 30, 2005, related to Mr. Popeil’s consulting agreement entered into in connection with the purchase of the assets of the predecessor entities.

E.
To record amortization of deferred compensation for the nine months in connection with the issuance of 800,313 shares of common stock to Mr. Allen, our Chief Executive Officer, and 80,032 shares of common stock to Mr. Warshawsky, our Chief Financial Officer, with a fair market value of $3.77 per share. Both Mr. Allen and Mr. Warshawsky paid $.01 per share for their common stock. Total deferred compensation is $3,310,096 and the shares vest over three years.

F.	To reflect the reduction of depreciation expense based on the fair value of the acquired fixed assets.

G.	To reflect the reduction of amortization expense related to deferred production costs based on the fair value of the production costs.

H.
To record amortization of patents, trademarks and customer lists purchased in the acquisition of the predecessor entities for the nine months ended June 30, 2005, over 1.5 to 19 years, which are their estimated useful lives.

I.
To record interest expense of $937,520 for the nine months ended June 30, 2005 on $13,158,180 of promissory notes with 9.5% interest per annum issued to owners of the predecessor entities in connection with the purchase of the predecessor entities.

J.
To reflect the reduction of interest expense of $2,928,511 related to Mr. Popeil’s Family Trust and his affiliated entities notes for the nine months ended June 29, 2005. These notes were not assumed by Ronco Corporation.

K.	To record an income tax benefit using an effective tax rate of 40%.

L.	To record 5% preferred stock dividends on $50,000,000 of preferred stock.

M.	The weighted average shares consist of the following:

Common stock issued to Ronco Marketing
Corporation stockholders	800,002
Recapitalization of Fi-Tek VII, Inc.	477,639
Common stock issued to officers	640,251
Common stock issued for transaction costs	173,713
2,091,605

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our results of operations and financial condition should be read in conjunction with our and the predecessor entities’ financial statements and the notes to those financial statements, which are contained elsewhere in this prospectus. This discussion includes forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives, expectations and intentions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those set forth under the headings “Risks of Investing in Our Shares” and “Forward-Looking Statements.”

Overview

We are a provider of proprietary branded consumer products for the kitchen and home, sold primarily through direct response distribution channels, which include direct response television (commonly known as infomercials), online sales through our website (www.ronco.com), telemarketing, direct mail and our customer service department. We also sell products through traditional wholesale/retail channels such as wholesale distributors. We develop and market high quality, unique and affordable products, including small kitchen appliances and accessories, food items, cookbooks, personal care products and household items.

Before June 30, 2005, we operated as Fi-Tek VII, Inc. and we were a “blank check” company. During that time, we had no significant operations other than the search for, and identification and evaluation of, possible acquisition candidates. On June 29, 2005, we consummated a reverse merger transaction in which Ronco Marketing Corporation became our wholly-owned subsidiary. In connection with this transaction, we changed our name to Ronco Corporation and completed a reverse stock split. On June 30, 2005, we, through Ronco Marketing Corporation acquired assets comprising the business of Ronco Inventions, LLC, Popeil Inventions, Inc. and RP Productions, Inc. We also acquired certain patents and intellectual property rights directly from Mr. Ronald M. Popeil. Mr. Popeil is the primary beneficiary of the RMP Family Trust, a trust that owns and controls the predecessor entities. We also issued 13,262,600 shares of Series A Convertible Preferred Stock, not including four shares of Series A Convertible Preferred Stock that were paid for but that had not been issued as of the date of this prospectus, to finance the cash portion of the purchase price.

Our merger with Ronco Marketing Corporation was accounted for as a recapitalization rather than as a business combination. As a result, the historical financial statements of the predecessor entities are reflected as our historical financial statements. We acquired the assets comprising the Ronco business on the last day of our fiscal year and did not conduct any business on such day. Therefore, our financial statements for the one day of June 30, 2005 reflect no revenue and only the expenses associated with our status as a “blank check” company. The financial statements for the predecessor entities reflect the operations of the Ronco business before the date we acquired the business.

In 2004, the predecessor entities changed their year-end from December 31 to September 30. Upon completion of the merger in 2005, we adopted the year end of June 30, which was the year end of Fi-Tek VII, Inc. (the name of our company was changed on June 30, 2005 to Ronco Corporation).

In structuring our acquisition of the Ronco business, we did not assume all of the liabilities of the predecessor entities. For instance, we did not assume approximately $39 million in loans made by an affiliate of the predecessor entities to the predecessor entities.

We also did not assume certain contracts of the predecessor entities. On April 23, 2002, the predecessor entities entered into a product development agreement with Alan Backus, a third party who co-invented the Showtime™ Rotisserie products, as well as other products. Pursuant to this agreement, as such agreement has been interpreted by the parties, the predecessor entities paid Mr. Backus 25% of the net profits, or were reimbursed by Mr. Backus for 25% of the net losses, from these products. On January 2, 1999, the predecessor entities also entered into an asset purchase agreement and a patent licensing agreement with AdVantage Partners LLC, an unrelated company that owned the patents on certain of the Ronco products. Pursuant to these agreements, as amended, the predecessor entities paid license fees that ranged from $6 to $17 per unit sold, and in the case of cooking implement patents, a fee of $150,000 per year. These agreements were scheduled to expire in 2007, but were terminated on August 31, 2004 when the seller purchased the related patents from AdVantage Partners LLC. As of December 31, 2004, the predecessor entities owed fees under these two agreements in the aggregate amount of approximately $7.8 million. We did not assume these obligations when we purchased the Ronco business.

Components of Revenue and Gross Profit

Sources of Revenue.

We principally derive revenue from the sale of our products directly and indirectly to consumers. We market our products to consumers directly through direct response television, our website and customer service department. We derive the majority of our revenue from direct response television sales. We also generate revenue through shipping and handling fees for each order shipped by us to consumers who purchase our products through our direct response television and online channels. Management estimates that 78% of our customers pay for their orders in a single payment, and approximately 22% of our customers elect to make multiple payments.

We also derive revenue from sales to our wholesale distribution partners. We plan to expand our wholesale business in the future. Management estimates that shipping and handling and extended service contracts accounts for approximately 23% of our direct sales.

A modest amount of revenue is derived each year by providing customer lists to third parties for a fee as well and from interest income from cash and security accounts.

Our net sales are determined by subtracting an allowance for returns from our gross product sales and list sales. Our returns currently average less than 4% of our gross product sales.

Costs of Goods Sold.

Cost of goods sold consists primarily of the costs of the finished goods as received by us from our third-party manufacturing partners and purchasing and inspection costs. In November 2003, we began to source product in China, starting with our cutlery products. In September 2004, we began to source our Showtime Rotisserie products in China as well. This change reduced our cost of goods sold. In addition, our fulfillment and shipping costs are included in selling expenses and not in costs of good sold. As a result, our gross profit margins may not be comparable to similar companies. We generate higher gross margins on products sold through our direct response channels (including television, online sales and our customer service department) than through wholesale accounts.

Components of Operating Expenses and Other Items

Selling Expenses.

Our selling expenses are the largest component of our cost structure and primarily consist of media expenditures, telemarketing and fulfillment costs, personnel compensation and associated expenses, license costs and royalties, credit card processing, and outbound shipping and logistics costs. Media expenditures associated with direct response television comprise the largest portion of our overall selling expenses.

We pay per-minute fees to our telemarketing partners for their services in handling our inbound call traffic as well as certain outbound marketing programs. In addition, we also pay commissions, where applicable, to our customer service and data entry departments to encourage sales. License costs and royalties have historically been significant cost items for Ronco; however, as part of our purchase of the Ronco business, we acquired substantially all of the intellectual property related to these historical expenses. Accordingly, we will incur only modest royalty expenses in the future, related to the use of intellectual property held by third-parties in future products.

In addition to media costs and inbound telemarketing fees, we also incur costs to third party fulfillment centers to store goods and process orders, and we incur shipping costs to FedEx and the United States Postal Service. Shipping from multiple fulfillment centers has enabled us to reduce our shipping costs and speed up delivery of product to our customers. We also pay fees to our credit card and electronic check processors for each customer transaction.

General and Administrative Expenses.

Our general and administrative expenses consist of compensation and associated costs for general and administrative personnel, facility costs, as well as certain insurance, legal, audit, technology, fulfillment and shipping and miscellaneous expenses. We expect that general and administrative expenses will increase as we hire additional senior management personnel and provide new motivational incentive programs for current and future employees, incurring costs related to the anticipated growth of our business and our operation as a public company.

Interest Expense (Income).

Interest expense for the predecessor entities consisted of interest accrued on the loans made to the predecessor entities from Ronald M. Popeil and the RMP Family Trust. These loans were not assumed by us and, therefore, this interest expense is not applicable to us. Also included in the interest expense (income) is a modest amount of interest income on cash and security accounts. In the future, we will have interest expense on the promissory notes related to our purchase of the Ronco business.

Income Taxes.

The predecessor entities were incorporated as pass-through entities and, therefore, did not record income tax expense for federal or state purposes. In the future, we will be subject to federal and state taxation as a corporation.

Trends that Affect our Business

Seasonal trends have an impact on our business, with the largest portion of revenues coming during the six-month period from October through March. This is due to holiday shopping and increased television viewing habits during periods of cold weather. The combination of these two factors allows us to purchase a higher amount of television media and generate a significantly greater response, which directly results in higher profits. In addition, the increased level of television exposure also indirectly impacts other channels such as online, customer service, and wholesale/retail sales.

Another factor that affects our business is the age of a particular infomercial message. Typically, the response to an infomercial will decline over time, which in turn affects response rates and profitability. We monitor response rates on a daily basis and as the response rate declines below profitable levels, we will either “refresh” the show by editing in a new offer or new footage, or produce a completely new show. In this way, we attempt to extend the product line on television, and increase the cumulative brand awareness and sell-through at retail. Because we did not produce a new infomercial during 2005, direct response revenues declined. We expect direct response revenue to continue to decline during the first quarter of 2006. We do, however, plan to introduce new infomercials in 2006.

A number of changes have occurred since we acquired the Ronco business that are likely to affect the results of operations, capitalization and liquidity of the Ronco business. We did not assume certain liabilities of the predecessor entities. For instance, we did not acquire approximately $39 million of loans to an affiliate of the predecessor entities. As a result, we will not have to pay principal or interest on this amount. In addition, we acquired the patents that the predecessor entities licensed in order to operate the Ronco business. As a result, we did not acquire the product development and license agreements to which the predecessor entities were a party, and pursuant to which they paid substantial fees, and did not assume the $4.5 million liability associated with these agreements. On the other hand, we did issue notes in connection with the acquisition in the adjusted amount of approximately $13.158 million. In addition, because the predecessor entities were “pass-thru” entities for tax purposes, they did not pay “corporate” federal income taxes. We will be subject to federal income taxes. We will also incur additional costs associated with compliance with laws applicable to public companies that were not applicable to the predecessor entities. Finally, we will no longer have the financial resources of the stockholder of the predecessor entities available to us for borrowings. We recently borrowed $1.2 million under a revolving line of credit and entered into a factoring agreement to provide us with liquidity and act as a partial substitute for the working capital loans we previously obtained from the stockholder of the predecessor entities. The factoring agreement permits us to sell up to $8 million of our accounts receivable to the factor with recourse except for payment not received due to insolvency and receive between 75% and 80% of the face amount of the account upon assignment to the factor, with the balance paid (less the factors’ fees) when the account is collected. We accounted for this financing as a sale of receivables in accordance with SFAS 140. Due to the impact of all of the changes in our business that are described above, we do not believe that the historical financial statements of the predecessor entities will prove to be a good indicator of our future performance, particularly as that performance is impacted by our expenses.

Our future strategy calls for us to place more emphasis on the wholesale market. If we are successful in increasing sales in this area, our gross margin is likely to decline as margins associated with wholesale revenues are typically lower than margins associated with direct response revenues. For instance, during the six months ended December 31, 2005 our gross margin was 67% as compared to 76% for the six months ended December 31, 2004, the gross margins declined because we increased our wholesale business sales, from 21% to 46% of our total net sales. In addition, our advertising expense will also decline as we do not incur any advertising cost related to wholesale revenues. We do not anticipate that the growth of our wholesale business will offset the decline in the direct response business during the year ending June 30, 2006; however, we believe that the wholesale business will ultimately prove to be a successful one for us.

Recent Accounting Pronouncements

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs, an amendment of APB No. 43, Chapter 4.” SFAS No. 151 retains the general principle of APB No. 43, Chapter 4, “Inventory Pricing (AC Section I78),” that inventories are presumed to be stated at cost; however, it amends APB No. 43 to clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and requires the allocation of fixed production overheads to inventories based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after November 23, 2004. We have evaluated SFAS No. 151 and do not anticipate that the adoption of SFAS No. 151 will have a significant impact on our overall results of operations or financial position.

In December 2004, the FASB issued SFAS No. 123(R), "Share-Based Payment", which establishes standards for transactions in which an entity exchanges its equity instruments for goods or services. This standard requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award. This eliminates the exception to account for such awards using the intrinsic method previously allowable under APB Opinion No. 25. SFAS No. 123(R) will be effective for the interim period beginning July 1, 2005.  We anticipate that the adoption will have an effect on our results of operations.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 20, Accounting for Nonmonetary Transactions.” The amendments made by SFAS No. 153 are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replace it with a broader exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement shall be applied prospectively and is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date of issuance. We do not anticipate that the adoption of SFAS No. 153 will have a significant impact on our overall results of operations or financial position.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections," that applies to all voluntary changes in accounting principle. This statement requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. When it is impracticable to determine the period-specific effects of an accounting change on one or more individual prior periods presented, this statement requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) for that period rather than being reported in an income statement. When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, this statement requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable. SFAS No. 154 will be effective for us for the fiscal year ended June 30, 2007.  We do not anticipate that the adoption of SFAS No. 154 will have an impact on our overall results of operations or financial position.

Critical Accounting Policies

  Included in the footnotes to the consolidated and combined financial statements in this prospectus is a summary of all significant accounting policies used in the preparation of our consolidated and combined financial statements. We follow the accounting methods and practices as required by accounting principles generally accepted in the United States of America, also referred to as GAAP. The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses. Significant accounting policies employed by us, including the use of estimates, are presented in Note 1 to our consolidated and combined financial statements.

Critical accounting policies are those that are most important to the portrayal of our financial condition and our results of operations, and require management's most difficult, subjective and complex judgments as a result of the need to make estimates about the effect of matters that are inherently uncertain. Our most critical accounting policies, discussed below, pertain to revenue recognition, our ability to collect accounts receivable, the value of inventories, the impairment of goodwill, the useful lives of our other long-lived intangible assets, and the recoverability of deferred tax assets. In applying these policies, management must use its informed judgments and best estimates. Estimates, by their nature, are based on judgments and available information. The estimates that we make are based upon historical factors, current circumstances and the experience and judgment of our management. We evaluate our assumptions and estimates on an ongoing basis and may employ outside experts to assist in our evaluations. Changes in such estimates, based on more accurate future information, may affect amounts reported in future periods.

Revenue Recognition

We recognize revenue from the sale of products when the products are shipped to the customers, provided that the price is fixed, title has been transferred and our ability to collect the resulting receivable is reasonably assured. Net sales include revenue generated from products shipped, shipping and handling fees and revenue earned on extended service contracts, less returns and sales allowances. Revenue from free trial sales is recognized after the trial period is over and the customer has not returned the product. Returns and sales allowances are for damaged goods and anticipated customer returns.

Revenue from the sale of extended service contracts is recognized on a straight-line basis over the life of the extended service contract. Extended service contract lives begin after the six-month free warranty period and range from three to four years. Amounts received from the sale of extended service contracts before revenue is recognized are included in deferred income. Deferred revenue acquired as part of our acquisition of the Ronco business was recorded at fair value at June 30, 2005 in accordance with purchase accounting.

We do not accrue warranty costs, since such costs have been insignificant. Shipping and handling costs are included in selling, general and administrative expenses.

Accounts Receivable

We utilize the allowance method for accounting for losses from uncollectible accounts. We accrue our estimated product returns and record them as a part of our allowance for doubtful accounts and returns. Under this method, an allowance for doubtful accounts reflects our best estimate of probable losses inherent in the accounts receivable balance. Management has determined the allowance, based on the amount of our accounts receivable, the age of accounts receivable, known troubled accounts and historical experience regarding collection of bad debts. We also perform ongoing credit evaluations of our wholesale customers. Prior to our acquisition of the Ronco business, we determined our allowance for doubtful accounts based solely on historical experience regarding collection of bad debts. The majority of our bad debt allowance and our bad debts arises from the direct response business and relates to customers who purchase our products in multiple installments and fail to make all of the required payments. Generally, we write off portions of the allowance against accounts receivable when direct response accounts are more than 180 days old or when we otherwise determine that accounts receivable will not be collected.

The variation in our allowance for bad debts since 2002 relates to the application of the criteria we apply in establishing this allowance, including changes in our gross accounts receivable and the age of our accounts receivable.  Because over 90% of our allowance relates to our direct response business, which represents a very large number of small purchases from individual customers, we are unable to determine the reason for the variation in the amount of past due direct response accounts.  The variation in our allowance also exists because of the practice of the predecessor entities of writing off portions of the allowance against accounts receivable less than annually.  As a result, for years in which no write-offs occurred, the allowance increased substantially, and then declined substantially when write-offs ultimately were taken.

Inventories

Our inventories are valued at the lower of cost, determined by the first-in, first-out method, or market value. With respect to the acquisition of the Ronco business, we accounted for the inventories acquired at fair value in accordance with purchase accounting. Inventory costs are comprised primarily of product, freight and duty.  We write down inventory for estimated obsolescence equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. To date, our inventory write-downs have not resulted in the market value of the inventory falling below the cost of the inventory. This is due, in part, to our practice of refurbishing obsolete inventory, which we have been able to sell at prices that exceed the cost of the inventory, including the cost of refurbishment. Accordingly, we have not adjusted the carrying value of inventory in the past due to the application of the lower of cost or market rule.

Intangible Assets and Goodwill

 Intangible assets are comprised of patents, customer relationships, consulting agreement and trademarks. Goodwill represents acquisition costs in excess of the net assets of the businesses acquired. In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," goodwill is no longer amortized; instead goodwill is tested for impairment on an annual basis. We assess the impairment of identifiable intangibles and goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider to be important that could trigger an impairment review include the following:

•    Significant underperformance relative to expected historical or projected future operating results;

•    Significant changes in the manner of use of the acquired assets or the strategy for the overall business; and

•    Significant negative industry or economic trends.

When we determine that the carrying value of intangibles and other long-lived assets may not be recoverable based upon the existence of one or more of the above indicators of impairment and the carrying value of the asset cannot be recovered from projected undiscounted cash flows, we record an impairment charge. We measure any impairment based on a projected discounted cash flow method using a discount rate determined by management to be commensurate with the risk inherent in the current business model. Significant management judgment is required in determining whether an indicator of impairment exists and in projecting cash flows.

Patents are amortized over 19 years, customer relationships over 1.5 to 10 years and a consulting agreement over 3 years, utilizing the straight-line method.

Deferred Taxes

Deferred tax assets and liabilities are computed annually for difference between the financial statements and income tax bases of assets and liabilities. Such deferred income tax asset and liability computations are based on enacted tax laws and rates applicable to periods in which the differences are expected to reverse. A valuation allowance is established, when necessary, to reduce deferred income tax assets to the amount expected to be realized. The ultimate realization of the deferred tax asset is dependent upon the generation of future taxable income during the periods prior to the expiration of the related net operating losses. If our estimates and assumptions about future taxable income are not appropriate, the value of our deferred tax asset may not be recoverable.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. We are not aware that any of our significant estimates are reasonably likely to change.

Results of Operations

Ronco Corporation - Three and Six Months Ended December 31, 2005 Compared to Three and Six Months Ended December 31, 2004 (unaudited)

Prior to our acquisition of the Ronco business on June 30, 2005, we had no operations. As a result, the Ronco business is considered to be our predecessor company. For comparative purposes we have shown the predecessor company’s results for the three and six months ended December 31, 2004.

Net Sales.

Net sales for the three and six months ended December 31, 2005 were $29.6 million and $42.7 million, compared to $43.7 million and $64.8 million for the three and six months ended December 31, 2004. The decline of $14.1 million, or 32%, in net sales for the three months ended December 31, 2005 is composed primarily of a decline in direct response sales of our rotisserie ovens by approximately $8.2 million, a decline in direct response sales of our cutlery sector by $12.2 million and a decline in direct response sales of our other products, including Popeil’s Pasta Maker, Electric Food Dehydrator, GLH Formula Number 9 Hair System and the Pocket Fisherman, by $0.1 million. This decrease in direct response sales was offset by an increase in our wholesale sales by $6.4 million. The decline of $22.1 million, or 34%, in net sales for the six months ended December 31, 2005 is composed primarily of a decline in direct response sales of our rotisserie ovens by approximately $9.5 million, a decline in direct response sales of our cutlery product line by $17.8 million and a decline in direct response sales of our other products, including Popeil’s Pasta Maker, Electric Food Dehydrator, GLH Formula Number 9 Hair System and the Pocket Fisherman, by approximately $0.2 million. This decrease in direct response sales was offset by an increase in our wholesale sales by $5.4 million. Net sales declined primarily due to the fact that our infomercial for our rotisserie line is more than two and a half years old, the infomercial for our cutlery line is more than two years old and we have not provided our other products with any significant marketing support during the last several years. Historically our infomercials generate the highest sales in the first six to twelve months then decline as the infomercial loses its freshness.  Our direct response sales declined by approximately 62% and 57% while our wholesale sales increased by approximately 68% and 38% for the three and six months ended December 31, 2005, respectively. We expect this trend to continue for our rotisserie and cutlery lines though the end of our fiscal year.

Gross Profit and Gross Margin.

Gross profit for the three and six months ended December 31, 2005 was $20.2 million and $28.8 million as compared to $32.7 million and $49.3 for three and six months ended December 31, 2004. This decline is a result of our decline in revenues and a decline in our gross margin as a percentage of sales from 75% to 68% for the three month period and 76% to 67% for the six month period. Our gross margin as a percentage of sales has declined compared to the predecessor entities because our sales to wholesalers for the six months ended December 31, 2005 accounted for approximately 46% of our sales as compared to the six months ended December 31, 2004 when it accounted for only 19% of our net sales while our direct response sales accounted for 54% of sales for the six months ended December 31, 2005 as compared to 81% of sales for the six-months ended December 31, 2004. The average gross margin percentage for our wholesale business for each of the three and six months ended December 31, 2005 was 51% and 52%, respectively, compared to 55% and 56% for the three and six months ended December 31, 2004. Although we experienced increased cost savings from manufacturing during the three and six months ended December 31, 2005 compared to the comparable periods in 2004, these cost savings were offset by discounts that we provided to mass merchants which resulted in the gross margin percentages decreasing. The average gross margin percentage for our direct response business for each of the three and six months ended December 31, 2005 was 76% and 77%, respectively, compared to 78% and 80% for the comparable periods in 2004. The higher gross margin percentages for our direct response business during the three and six months ended December 31, 2004 was caused primarily by a backlog of orders for our Showtime Rotisserie product line due to production delays by our outsource manufacturers in 2004. This in turn meant that a higher percentage of our direct response sales were from our Six Star+ Cutlery product line, which has a higher gross margin overall than our Showtime product line. Our cost of goods sold does not include fulfillment and shipping costs, which are included in selling, general and administrative expenses, and as such, our margins might not be comparable to other companies in our industry.

Selling, General and Administrative Expenses.

Selling, general and administrative expenses for the three and six months ended December 31, 2005 were $20.6 million and $34.2 million, respectively, compared to $29.9 million and $47.8 for the three and six months ended December 31, 2004. This decline of approximately $9.2 million for the three months ended December 31, 2005 compared to 2004, or 31%, was primarily due to a $8.4 million reduction in advertising expenses associated with our change in focus from the direct response to wholesale markets and a $0.8 million elimination of licensing and royalties fees as a result of our acquisition of all related patents in June 2005. There were also declines in credit card fees and shipping and handling expenses of $2.1 million due to the reduced sales. The decline was partially offset by an increase of $0.9 million in professional fees and salaries. The primary reason for the increase in salaries to approximately $1.7 million for the three months ended December 31, 2005 compared to approximately $1.3 million for the three months ended December 31, 2004 was the hiring of four additional executives and five managers to execute management’s long term growth strategy, including the expansion of our retail business, international distribution and the development of new products. The primary reason for the increase in professional fees to approximately $1.3 million for the three months ended December 31, 2005 compared to approximately $0.7 million for the three months ended December 31, 2004 was our compliance with SEC filing requirements and other aspects of the transition from a private company to a public company. We also expensed approximately $0.3 million for deferred compensation related to amortization of stock based compensation awards to our Chief Executive Officer and Chief Financial Officer for the three months ended December 31, 2005. We did not have any deferred compensation related to stock based compensation for the three months ended December 31, 2005 other than the option issued to Anthony Brown, a former director, in connection with the early termination of a consulting agreement with a company controlled by him. In addition, for the three months ended December 31, 2005 we incurred amortization expense of intangible assets of approximately $1.5 million related to the acquisition of the Ronco business.

This decline of approximately $13.6 million for the six months ended December 31, 2005 compared to the six months ended December 31, 2004, or 28%, was primarily due to a $12.9 million reduction in advertising expenses associated with our change in focus from the direct response to wholesale markets, and a $1.1 million elimination of licensing and royalties fees as a result of our acquisition of all related patents in June 2005. There were also declines in credit card fees and shipping and handling expense of $3.2 million due to the reduced sales. The decline was partially offset by an increase of $1.9 in professional fees and salaries and related expenses. The primary reason for the increase in salaries and related expenses to approximately $3.7 million for the six months ended December 31, 2005 compared to approximately $2.9 million for the six months ended December 31, 2004 was the hiring of four additional executives and five managers to execute management’s long term growth strategy, including the expansion of our retail business, international distribution and the development of new products. The primary reason for the increase in professional fees to approximately $2.3 million for the three months ended December 31, 2005 compared to approximately $1.1 million for the three months ended December 31, 2004 was our compliance with SEC filing requirements and other aspects of the transition from a private company to a public company. We also expensed approximately $0.5 million for deferred compensation related to amortization of stock based compensation awards to our Chief Executive Officer and Chief Financial Officer. We did not have any deferred compensation related to stock based compensation for the six months ended December 31, 2005 other than the amortization of stock based compensation and the option issued to Anthony Brown, a former director, in connection with the early termination of a consulting agreement with a company controlled by him. In addition, for the six months ended December 31, 2005 we incurred amortization of intangible assets expense of approximately $3.0 million related to the acquisition of the Ronco business.

As a percentage of revenues, selling, general and administrative expenses remained relatively flat at 70% compared to 68%during the quarter and increased from 74% to 80% for the six months. This change for the six months in percentages was primarily due to a decrease in revenue, an increase in salaries and professional fees and amortization of intangible assets related to the acquisition of the Ronco business, with a reduction in advertising expense and royalty and license fees.

Operating Income/Loss.

Our operating loss for the three and six months ended December 31, 2005 was $0.5 million and $5.4 million, respectively, compared to income of $2.8 million and $1.5 million, respectively, for the three and six months ended December 31, 2004. The decreases in our operating income of approximately $3.3 million, or 118%, for the three months ended December 31, 2005 compared to the three months ended December 31, 2004 and approximately $6.9 million, or 461%, for the six months ended December 31, 2005 compared to the six months ended December 31, 2004 are primarily attributable to lower sales volume and lower gross margin. This was partially offset by a decline of approximately $9.2 million in selling, general and administrative expenses for the three months ended December 31, 2005 and $13.6 million for the six months ended December 31, 2005.

Net Interest Expense.

Our net interest expense for the three and six months ended December 31, 2005 declined by approximately $0.3 million and $0.2 million as compared to the three and six months ended December 31, 2004. This decline was primarily due to us not assuming approximately $40.0 million of debt that the predecessor entities borrowed from the RMP Family Trust and was outstanding as of December 31, 2004. The interest expense for 2005 is primarily from a seller’s note related to our acquisition of the Ronco business.

Income Tax.

Income tax benefit for the three and six months ended December 31, 2005 was $0.3 million and $2.4 million, respectively, based on an effective tax rate of 40%. We recognized a benefit because we expect to realize the net operating losses in the future. For the three and six months ended December 31, 2004, the predecessor entities did not pay any income taxes as they were pass through entities. For comparative purposes we have estimated the tax expense using the same effective rate of 40%.

Net Income/Loss.

Our net income/loss for the three and six months ended December 31, 2005 was a loss of $0.6 million and $3.7 million, respectively, compared to income of $1.9 million and $0.6 million for the comparable three and six months ended December 31, 2004, respectively.  The decrease in our net income of approximately $2.5 million for the three months ended December 31, 2005 and $4.3 million for the six months ended December 31, 2005 is due to the reasons described above, but was partially offset by an income tax benefit of $0.3 million and $2.4 million for the three and six months ended December 31, 2005, respectively.  Our net loss attributable to common stock holders for the three months ended December 31, 2005 increased by an additional $1,673,000 due to our accrual of a dividend on our preferred stock and $1.0 million due to our accrual of late registration penalties due to our preferred stockholders, which are accounted for as a dividend, that were not paid when due in an effort to conserve cash. Our net loss attributable to common stock holders for the six months ended December 31, 2005 increased by an additional $2,298,000 due to our accrual of a dividend on our preferred stock and $1,048,000 due to our accrual of late registration penalties due to our preferred stockholders, which are accounted for as a dividend, that were not paid when due in an effort to conserve cash.

Ronco Corporation - June 30, 2005

We acquired the Ronco business from the predecessor entities on the last day of our fiscal year. We did not ship any products on that day because we were conducting our year-end physical inventory and thus we did not earn any revenue on that day. Prior to our acquisition of the Ronco business from the predecessor entities, we had no operations and generated no revenue. The selling, general and administrative expenses for this single day were primarily made up of compensation expense related to cash bonuses of $465,000 paid to our CEO and CFO and the stock issued to our CFO in connection with the acquisition of the predecessor entities, that constituted an expense of $300,919.

Predecessor Entities - Nine Months Ended June 29, 2005 Compared to Nine Months Ended June 30, 2004 (unaudited)

Because we did not have any operations or generate any revenue prior to our acquisition of the Ronco business, the entities from whom we purchased the Ronco business are considered to be our predecessor company. Accordingly, the results of operations of the predecessor entities prior to June 30, 2005 are shown as our results of operations.

Net Sales.

Net sales for the nine months ended June 29, 2005 were approximately $68.9 million, a decrease of $23.9 million, or 26%, from approximately $92.8 million for the nine months ended June 30, 2004. The decline in net sales consisted of a decline of $19.5 million from the direct response business due to the age of our infomercials, and a decline of $4.6 million from our wholesale business in the first half of 2005 as we transitioned a portion of our wholesale business from distributorship arrangements to direct relationships with larger retailers. Net sales of our Showtime Rotisserie oven products decreased by approximately 54% during the nine months ended June, 29 2005, also due to the age of our infomercials, and net sales of our cutlery product line increased by approximately 67% during this same period. The infomercial for our cutlery products began airing in November 2003, so sales for this product were strong during the period compared to sales of our ovens, for which our newest infomercial began airing in July 2003. Sales of our cutlery products were also higher compared to the comparable period in 2004 because we only introduced this line of products in November 2003, and thus sales of cutlery products were not included for the full nine months ended June 30, 2004.

Gross Profit and Gross Margin.

Gross profit for the nine months ended June 29, 2005 was $52.1 million, a decrease of $13.4 million, or 20%, compared to the nine months ended June 30, 2004. Gross profit for the nine months ended June 29, 2005 declined compared to the comparable period in 2004 due to the reduction in net sales, which decline was partially offset by a reduction in costs of goods sold from $65.5 million for the nine months ended June 30, 2004, to $52.1 million in the comparable period in 2005. Gross margin for the nine months ended June 29, 2005 was 76% as compared to 71% for the nine months ended June 29, 2004. This increase in gross margin is primarily due to better pricing from our suppliers due to the migration of most of our outsourced production activities from Korea to China, which is a lower cost environment. Our cost of goods sold includes purchasing and inspection costs, but does not include fulfillment and shipping costs, which are included in selling, general and administrative expenses. As such, our gross margin might not be comparable to other companies in our industry.

Selling, General and Administrative Expenses.

Selling, general and administrative expenses for the nine months ended June 29, 2005 were $50.4 million, a decline of $21.3 million, or 30%, compared to the nine months ended June 30, 2004. This decline occurred primarily because our royalty expense was reduced to $0.1 million for the nine months ended June 29, 2005, from approximately $7.6 million for the nine months ended June 30, 2004. Selling, general and administrative expenses also declined for the nine months ended June 29, 2005, due to a reduction in fulfillment and shipping costs from $10.5 million in 2004 to $7.6 million in 2005, which was due to the decline in net sales. In addition, our media expense declined in 2005 by $9.5 million because we purchased fewer television spots. We purchased fewer television spots because we anticipated a lower response rate to our infomercials due to their age. A lower response rate increases the per sale cost of our infomercials, which reduces the price we can pay for television spots and remain profitable.  When the price we can pay is reduced and we can only purchase less expensive television spots, we cannot generally purchase as many television spots as we would otherwise purchase. Our bad debt expense also declined by $1.5 million primarily due to our hiring during this period of an independent consultant dedicated to managing our collection of multi-pay account receivables. As a percentage of net sales, selling, general and administrative expenses for the nine months ended June 29, 2005 were 73% as compared to 77% for the nine months ended June 30, 2004. This improvement was primarily due to the elimination of our royalty expense, but was partially offset by an increase in advertising as a percentage of revenues from 40% to 43% in 2005 due to the declining response from our aging infomercials. We will not have to pay such royalties in the future because we acquired the applicable patents as part of our purchase of the Ronco business.

Operating Income (Loss).

Our operating income for the nine months ended June 29, 2005 was $1.7 million as compared to an operating loss of ($6.3) million for the nine months ended June 30, 2004. The increase in operating income was primarily due to the 5% improvement in our gross margin and a 30% improvement in selling, general and administrative expenses, which was partially offset by the $23.9 million decrease in sales described above.

Net Loss.

Our net loss for the nine months ended June 29, 2005 decreased to ($1.1) million as compared to ($6.3) million for the nine months ended June 30, 2004. The decrease in net loss was primarily due to the 5% improvement in our gross margin and a 30% improvement in selling, general and administrative expenses, partially offset by a $23.9 million decrease in sales. This was also offset by interest expense of approximately $2.9 million for the nine months ended June 29, 2005 related to a loan from Ron Popeil, his affiliated entities and the RMP Family Trust. These loans were not assumed by us when we acquired the Ronco business.

Predecessor Entities - Nine Months Ended September 30, 2004 Compared to Nine Months Ended September 30, 2003 (unaudited)

Net Sales.

Net sales for the nine months ended September 30, 2004 were approximately $63.2 million, compared to $42.8 million for the nine months ended September 30, 2003. The increase in net sales for the nine months ended September 30, 2004 was primarily due to the introduction of a new cutlery product line in November 2003, which accounted for approximately $27.1 million of such increase, and $2.8 million in other sales. The cutlery product line was not offered during the comparable nine month period in 2003. The increase was potentially offset by a decrease in sales of our Showtime Rotisserie products of approximately $9.5 million in 2004 compared to the same period ended in 2003. The decrease in sales from our Showtime Rotisserie products is due to the shift in television media from our Showtime Rotisserie product line to our cutlery product line.

Gross Profit and Gross Margin.

Gross profit for the nine months ended September 30, 2004 was $46.4 million, an increase of $17.8 million, or 62%, compared to the nine months ended September 30, 2003. This increase was primarily due to the increase in net sales and proportionately smaller increase in costs of goods sold. Gross margin for the nine months ended September 30, 2004 was 73% as compared to 67% for the nine months ended September 30, 2003. This increase in gross margin is primarily due to a change in product mix with the introduction of our cutlery product line in November 2003. The gross margin on our rotisserie ovens ranges from 65% to 75% whereas the gross margin on our cutlery products averages about 76%. Our cost of goods sold includes purchasing and inspection costs, but does not include fulfillment and shipping costs, which are included in selling, general and administrative expenses. As such, our margins might not be comparable to other companies in our industry.

Selling, General and Administrative Expenses.

Selling, general and administrative expenses for the nine months ended September 30, 2004 were $53.2 million, an increase of $22 million, or 71%, compared to the nine months ended September 30, 2003. This increase occurred primarily because of the higher net sales, described above, and the increase in advertising expenses from $13.1 million for the nine months ended September 30, 2003, to $31.1 million for the comparable period in 2004. As a percentage of net sales, selling, general and administrative expenses for the nine months ended September 30, 2004 were 84% as compared to 74% for the nine months ended September 30, 2003. Selling, general and administrative expenses increased as a percentage of net sales for the nine months ended September 30, 2004, due to the increase in advertising expenses, which occurred due to the declining response achieved from our aging infomercials. Selling, general and administrative expenses also included $8.1 million and $4.9 million of fulfillment, and shipping cost for the nine months ended September 30, 2004 and the nine months ended September 30, 2003, respectively.

Impairment Loss on Tooling.

The impairment loss on tooling for the nine months ended September 30, 2004 was approximately $771,000, compared to no impairment loss for the nine months ended September 30, 2003. This impairment loss represented a write-off of out-of-date production tooling we previously used in connection with our current product lines.

Operating Loss.

Our operating loss for the nine months ended September 30, 2004 was ($7.6) million as compared to a ($3.3) million operating loss for the nine months ended September 30, 2003. The higher loss for 2004 is primarily attributable to the increase in advertising expenses during the nine months ended September 30, 2004.

Net Loss.

Our net loss for the nine months ended September 30, 2004 increased to ($7.7) million as compared to ($3.1) million for the nine months ended September 30, 2003. The higher loss for 2004 is primarily attributable to the increase in advertising expenses during the nine months ended September 30, 2004.

Twelve Months Ended December 31, 2003 Compared to Twelve Months Ended December 31, 2002

Net Sales.

Net sales were $93.5 million for 2003 compared to $98.4 million in 2002, a decrease of 5%. Substantially all of this revenue was generated from sales of our Showtime Rotisserie line of products, as we only introduced our cutlery line of products in November 2003. Showtime Rotisserie product prices remained flat during both years. Of the Showtime Rotisseries, our compact rotisserie generated $26.1 million in net sales and our standard rotisserie generated $61.3 million in net sales in 2003. In 2002, substantially all of our net sales were derived from sales of the compact rotisserie. Our cutlery products contributed $3.5 million in net sales during 2003. The decrease in net sales in 2003 resulted from management’s decision to reduce media expenditures associated with its Showtime Rotisseries ovens during the first seven months of 2003 in order to reduce the number of poor performing air dates, thereby increasing overall profitability.

Gross Profit and Gross Margin.

Gross profit for the twelve months ended December 31, 2003 increased by 3% to $64.2 million from $62.2 million for the same period of 2002. Gross margin was 69% in 2003 compared to 63% in 2002. This increase is attributed to the addition of our standard rotisserie to our oven product line and the introduction of our cutlery product line in November 2003. Our margins on our standard rotisserie are approximately 75% and on our cutlery product line are approximately 76%, which are higher than the 65% margins we achieve on our compact rotisserie. Our cost of sales includes purchasing and inspection costs, but does not include fulfillment and shipping costs, which are included in selling, general and administrative expenses. As such, our margin might not be comparable to other companies in our industry.

Selling, General and Administrative Expenses.

Selling, general and administrative expenses for the twelve months ended December 31, 2003 decreased by approximately 6% to $67.7 million from $71.9 million for the twelve months ended December 31, 2002. The decrease in selling, general and administrative expenses was primarily due to a $4.1 million decrease in media expenses. The decline in media expenses was based on management’s decision to reduce media expenditures associated with the Showtime Rotisserie ovens to reduce the number of poor performing air dates and increase overall profitability. As a percentage of net sales, selling, general and administrative expenses were 72% and 73% for the twelve months ended December 31, 2003 and December 31, 2002, respectively. Selling, general and administrative expenses also included $8.5 million and $7.3 million of fulfillment and shipping costs for the twelve months ended December 31, 2003 and 2002, respectively. Fulfillment and shipping cost increased for the twelve months ended December 31, 2003 compared to 2002 because we changed our shipper from the U.S. postal service to FedEx. Although the cost of FedEx was greater than the U.S. postal service, the use of FedEx resulted in faster delivery times, which reduced our returns. Fulfillment costs also increased in 2003 with the introduction of our cutlery product line in November 2003 because such costs are fixed per unit shipped regardless of the unit price. Thus, our fulfillment costs per order for our cutlery product line were higher than our cost per order for our rotisserie line.

Operating Loss.

Our operating loss for the twelve months ended December 31, 2003 decreased to ($3.4) million from ($9.7) million for the same period of 2002. The decrease in operating loss was due primarily to the 6% increase in gross margin and a $4.3 million decrease in selling, general and administrative expenses.

Net Loss.

Our net loss was ($3.0) million for the twelve months ended December 31, 2003 compared to a net loss of ($9.5) million for the twelve months ended December 31, 2002. This reduction in our net loss was due primarily to the 6% increase in gross margin and a $4.3 million decrease in selling, general and administrative expenses.

Liquidity and Capital Resources

Historically, the predecessor entities funded operations primarily through cash flow from operations and borrowings from the stockholder of the predecessor entities. Principal liquidity needs have been for television media, the majority of which is required to be prepaid two to four weeks in advance of the air date, and for cost of goods. Since our acquisition of the Ronco business, we no longer have the ability to borrow from the stockholder of the predecessor entities, so we have had to identify alternative sources of financing to replace this prior source of financing. In addition, during the quarter ended December 31, 2005, we increased our volume of wholesale sales whereby we gave extended payment terms to our customers, which increased our receivable collection time, and thus increased our liquidity needs. Such liquidity need is likely to increase as our wholesale business continues to grow. Our cost for television media has declined and will continue to do so, but this savings and boost to our liquidity will be offset by our need to purchase more inventory to support the wholesale business.

Based on our new strategy and the anticipated growth in our wholesale business, we believe that our liquidity needs will increase. The amount of such increase will depend on many factors, such as the establishment of a research and development program, whether we upgrade our technology, and the amount of inventory required for our expanding wholesale business.

The holders of our Series A Convertible Preferred Stock were entitled to receive scheduled October 1, 2005 and January 1, 2006 dividend payments totaling approximately $1,250,000. Due to our failure to make these dividend payments and because the registration statement of which this prospectus is a part had not yet been declared effective, we lost the option to choose unilaterally to make these dividend payments in additional shares of Series A Convertible Preferred Stock as opposed to cash. In addition, in connection with the private sale of our Series A Convertible Preferred Stock, we agreed to file a registration statement with respect to the common stock into which the Series A Convertible Preferred Stock may be converted, and to cause such registration statement to be declared effective on or before October 28, 2005. Because the registration statement was not effective by October 28, 2005, we are obligated to pay a cash penalty of approximately $2.5 million. We are discussing alternatives to paying these dividends and penalties in cash with the holders of the Series A Convertible Preferred Stock, including the possibility of paying the dividends with shares of Series A Convertible Preferred Stock. If we are required to make these payments wholly or partially in cash, we may need to make changes in our business strategy, as described below, in order to conserve cash.

As of December 31, 2005, our total working capital was $3.5 million as compared to $8.2 million as of June 30, 2005. In order to assist in meeting our liquidity needs, we borrowed $1.2 million under a revolving line of credit we entered into on September 21, 2005 and entered into a factoring agreement in October 2005 to fund our working capital needs. We also reached agreements with the principal factories who produce our products to extend our payment terms from 30 days to 60 days. Despite these developments, our cash flow from operations, our revolving line of credit (which we paid down to approximately $384,000 in October 2005 which is the maximum availability based on the collateral) and advances under our factoring agreement are not expected to be sufficient to meet our future working capital needs. As a result, we are seeking additional sources of capital to assure that our working capital needs are met. Specifically, we are seeking a term loan and/or line of credit of between $15 and $20 million. We are in negotiations with several lenders regarding such a facility but have not yet been able to secure an unsecured credit facility on acceptable terms.   If we are unable to secure a facility by April 30, 2006, we will likely need to make changes in our business strategy in order to conserve cash, such as delaying further expansion of our wholesale business and/or reducing advertising directed toward our direct response business.

Cash Flows – Interim and Nine Month Periods

For the six months ending December 31, 2005 cash provided by operating activities was approximately $185,000 as compared to cash used of $38.3 million for the six months ended December 31, 2004. The cash in 2005 was used to fund operating losses of approximately $3.7 million, purchase inventory of approximately $5.5 million, and finance accounts receivable of approximately $4.2 million. This was partially offset by an increase in accounts payable of approximately $9.2 million, accrued expenses of approximately $0.8, deferred income of approximately $0.9 million, and depreciation and amortization of $3.2 million. Our inventory increased because we did not meet our sales target for the six months ended December 31, 2005. In addition our accounts receivable increased because our wholesale sales increased by 38% for the six months ended December 31, 2005 as compared to the same period on 2004. Accounts payable rose during the six months ended December 31, 2005 due to our build up of inventory during the six months ended December 31, 2005. Depreciation and amortization also increased due to the amortization of intangible assets acquired in the connection with our purchase of the Ronco business in June 2005. During the six months ended December 31, 2005, we did not have to pay license and royalty fees as compared to the six months ended December 31, 2004 when $38 million was paid for the balance owed for license and royalty fees. We acquired the intellectual property as part of our acquisition of the Ronco business and will not incur license and royalty fees in the future related to such intellectual property.

For the one-day period of June 30, 2005, we did not generate any revenues, as we had just acquired the Ronco business and had not yet conducted any business. As a result, the $676,000 of cash used in operating activities was used primarily to compensate our management. For the nine months ended June 29, 2005 and September 30, 2004, we used approximately $2.4 and $41.2 million in cash, respectively, to fund our operations. Substantially all of the amounts expended during the nine months ended September 30, 2004, were used to pay accrued royalty expenses on patents relating to our core products. We will no longer incur these expenses as we have acquired all rights to these patents. We used cash during the nine months ended June 29, 2005 primarily to fund operating losses and for our working capital needs. The decreases in accounts receivable ($1.2 million) and inventories ($2.5 million) partially offset cash used to reduce accounts payable net of accrued expenses ($2.2 million) and deferred income ($3.4 million).  The decrease in deferred income of $3.4 million was the result of fewer cash payments received in advance. Inventory and accounts receivable decreased during the nine months ended June 29, 2005 because this period includes our slowest sales months, compared to the increase in inventory for the nine months ended September 30, 2004, which reflects our preparation for the busy holiday sales season. The decline in accounts receivable for this same period occurred because holiday sales had not yet begun. At the same time, accounts payable declined during the nine months ended June 29, 2005, because we had not yet begun buying inventory or advertising in anticipation of the holiday season. Deferred revenue declined during the nine months ended June 29, 2005 compared to the nine months ended September 30, 2004 because such deferred revenue was unusually high during the nine months ended September 30, 2004 due to backorders we experienced with respect to our Showtime Rotisserie ovens.

For the six months ended December 31, 2005, cash provided by investing activities was approximately $315,000. We paid approximately $209,000 to purchase equipment, including software, and used $502,000 for the purchase of short term investments set aside as a credit card reserve for Wells Fargo Market Services, our credit card processor. In addition we received approximately $1,026,000 from the redemption of investments in securities. For the six months ended December 31, 2004 we used approximately $173,000 to purchase equipment and had proceeds of approximately $500,000 for the redemption of investments in securities.

For the one-day period of June 30, 2005, we used approximately $45 million from investing activities to acquire the Ronco business. For the nine months ended June 29, 2005 and September 30, 2004, our investing activities provided us with approximately $146,000 and $257,000 of cash, respectively. In 2005, this amount represents approximately $500,000 from our investment in securities, which represents an asset that we acquired when we acquired the Ronco business. This was partially offset by office equipment purchases of approximately $453,000. Our investment proceeds in 2004 were approximately the same as in 2005, which represented the proceeds from the redemption of investment securities, but was offset in part by office equipment purchases of approximately $243,000.

For the six months ended December 31, 2005, we used approximately $860,000 for financing activities.  In September we received net proceeds of $1,234,000 from a line of credit, which we used for working capital of which we repaid $850,000 in October leaving a total outstanding at December 31, 2005 of $384,000; and $45,000 from a long term loan in September of which we repaid approximately $2,000 through the second quarter leaving a balance of approximately $43,000 as of December 31, 2005, which we used to acquire a vehicle. During the six months ended December 31, 2005, we also repaid approximately $1,286,000, on notes payable to the predecessor entities in connection with our acquisition of the Ronco business. During the six months ended December 31, 2004, loans from the predecessor entities accounted for $39 million the proceeds of which were used primarily to pay license and royalty fees of $38 million.

For the one-day period of June 30, 2005, our financing activities provided approximately $46.4 million. This represents the proceeds from the issuance of our Series A Convertible Preferred Stock, less approximately $3.6 million of issuance costs. For the nine months ended June 29, 2005 and September 30, 2004, our financing activities provided approximately $12,000 and $39.1 million of cash, respectively. In 2005, this amount represented an advance from an affiliate, and in 2004, this amount represented the proceeds of a loan from one of the predecessor entities and its stockholder. The predecessor entities used the proceeds from this loan to repay accrued royalty expenses on patents relating to our core products. We acquired these patents in connection with our acquisition of the Ronco business so we will no longer incur these expenses.

Cash Flows - Twelve Months Ended December 31, 2003 Compared to Twelve Months Ended December 31, 2002

For the year ended December 31, 2003, our operations generated approximately $659,000 in cash.  This amount represents adjustments to our net loss from an increase in net accounts receivable ($671,000) primarily due to a 55% increase in direct response television orders during the last eight weeks of 2003 compared to the last eight weeks of 2002, which in turn was the result of a new infomercial for our rotisserie ovens that first aired in July 2003 (replacing the previous infomercial that originally aired in June 2001) and the introduction of our Six Star+ Cutlery Line in November 2003. This amount also represents royalty and license fees payable ($1,497,000) due to additional sales during the fourth quarter of the year and an increase in accounts payable ($1,031,000) due to obtaining an extension in the payment terms from our factories in China and accrued expenses ($237,000) which represent additional amounts payable for freight, sales tax and deposits, due primarily to increased sales volume in the fourth quarter of 2003.  This was partially offset by a decrease in inventory volume ($1,338,000)  due to an increase in sales during the fourth quarter of the year and a decrease of deferred income ($705,000) as products were shipped out prior to year end. Our allowance for doubtful accounts increased from approximately $760,000 for the twelve months ended December 31, 2002 to approximately $3,691,000 for the twelve months ended December 31, 2003. The increase was due to the bankruptcy in 2003 of a wholesale distributor that accounted for approximately $313,000 of our allowance account and the impact of our change to our reserve estimates on our direct response receivables based on our subsequent cash collections.

For the year ended December 31, 2003, we used approximately $555,000 in investing activities.  Substantially all of this amount was used to purchase equipment including, computer equipment in the amount of $60,000, tooling in the amount of $159,000, automobiles in the amount of $180,000 and furniture and equipment in the amount of $97,000. During the year ended December 31, 2002, we used approximately $1,331,000 to purchase automobiles in the amount of $170,000, computer equipment in the amount of $22,000, furniture and equipment in the amount of $178,000, leasehold improvements in the amount of $29,000 and tooling in the amount of $905,000 for Showtime Rotisseries and sold approximately $112,000 in investments.

For the year ended December 31, 2003, we used approximately $363,000 in our financing activities.  We used $375,000 in 2003 to repay the balance due under a $750,000 loan from a financial institution in 2002, half of which was repaid in 2002. The proceeds from this loan were used for working capital. We also received a net amount of $12,000 in advances from loans made during 2003 among the various predecessor entities, compared to paying a net amount of $56,000 pursuant to such affiliated loans during 2002. We did not pay any dividends during the year ended December 31, 2003.  During the year ended December 31, 2002, we paid dividends of approximately $482,000.

For the year ended December 31, 2002, our operations used approximately $3,000,000 in cash, which was used to fund our net loss of approximately $9,474,000 offset by an increase in royalty and license fees payable ($9,304,000) due to additional sales during the fourth quarter of the year and a decrease in net accounts, receivable of ($2,819,000).  This was partially offset by an increase in inventory volume ($2,205,000) due to fewer sales during the fourth quarter than anticipated, an increase in prepaid expenses of ($2,057,000) primarily for advertising for January 2003, a decrease of deferred income ($772,000) as products were shipped prior to year end and a decline in accrued expenses and accounts payable of ($2,641,000) due to stringent payment terms from our manufacturers.

Acquisition of the Ronco Business

On June 30, 2005, we acquired the Ronco business. In connection with the acquisition, we sold $50.0 million of our Series A Convertible Preferred Stock. The proceeds from the stock sale were $46.4 million, which excludes $3.6 million in offering costs. We used approximately $40.2 million to pay the cash portion of the purchase price for the Ronco business and $4.7 million to pay transaction costs. We used the remaining proceeds as follows: approximately $0.4 million was used to repay debt due to investors in Ronco Marketing Corporation and approximate $1.1 million was used for working capital.

The Notes

In connection with our purchase of the Ronco business, we issued promissory notes to the predecessor entities and Ronald M. Popeil. The aggregate principal amount of the notes is $16.3 million, which may be adjusted pursuant to the terms of the purchase agreement. The aggregate principal amount of the notes was based on the estimated net value of the Ronco business. The amount of the notes may be increased if the actual net value of the Ronco business exceeds the estimated amount, and decreased if the actual net value is less than the estimated amount, as provided in the notes. We completed an accounting after the closing of the acquisition to determine the actual net value of the Ronco business as of the closing date. According to our calculations, the actual net value is lower than the estimated value specified in the purchase agreement, and we expect the aggregate principal amount of the promissory notes will be reduced to approximately $13.158 million. If the predecessor entities and Mr. Popeil disagree with our calculations, they could contest the reduction of the principal amount of the promissory notes. Any dispute over the adjustment of the principal amount of the notes would be resolved through arbitration, pursuant to the asset purchase agreement.

The promissory notes bear simple interest at a rate equal to 9.5% per annum. The principal payments due with respect to the promissory notes in any period will be determined by applying a per-unit dollar amount to the volume of our products that are shipped within such period. We made principal payments on the notes during the six months ended December 31, 2005 in the amount of approximately $1,286,000. We paid approximately $519,000 less than the amount due under the notes, because we are in negotiations with Mr. Popeil to change the payment schedule under the notes to better meet the timing of our cash flow. Based on management’s estimate of the products to be shipped, we anticipate that we will make principal payments for the next year in the amount of approximately $3,200,000. As the amount due under the notes is an estimate based on volumes of products shipped, as described above, we have not estimated the amounts that will be owed under the notes for subsequent fiscal years. Any outstanding principal amount and any accrued but unpaid interest will become due and payable in full on June 29, 2010. There is no pre-payment penalty on the promissory notes.

Upon occurrence of an event of default that is not cured by the time period set forth in the promissory notes, the interest rate on the notes will increase to 11% per annum and any unpaid principal and interest will become immediately due and payable. In addition, Mr. Popeil will have the right to reclaim any ownership interest in his name and likeness previously sold or licensed to us and will receive a right of first refusal to purchase the intellectual property rights we acquired as part of our acquisition of the Ronco business before these rights may be sold or transferred to any other party.

Revolving Line of Credit

On September 21, 2005, we borrowed $1,234,000 from Wells Fargo Bank, National Association, under a revolving line of credit note. Interest is payable monthly and the outstanding balance is due and payable on September 20, 2006. This facility is collateralized by our corporate investment bonds. The borrowings bear interest at 1% above LIBOR (4.7% at December 31, 2005). There is no prepayment penalty on this revolving line of credit. In October 2005, we repaid $850,000 of the borrowings because $1,000,000 of our corporate investments bonds, which were collateral for the loan, were called. The outstanding balance at December 31, 2005 was $384,000 which is the maximum availability based on the collateral.

Factoring Agreement

                On October 25, 2005, we entered into a factoring agreement with Prestige Capital Corporation. Pursuant to this agreement, we may sell up to $8 million of our eligible accounts receivable to Prestige. Prestige will pay us between 75% and 80% of the face value of the accounts receivable at the time of assignment, and the balance, less amounts due to Prestige, when Prestige collects the accounts receivable. Prestige's fee is based on a percentage of the face value of each account receivable and varies between 2%, if the receivable is collected within 15 days, to 5.75% if the receivable is collected within 75 days. The rate goes up by 1% every 15 days thereafter. There is no maximum rate. In addition, Prestige may require us to repay the amount it has advanced us, in certain cases, if the receivable is not paid within 90 days. In such case Prestige would not retain the account receivable. If an account receivable is not paid due to the bankruptcy of the customer, or due to certain similar events of insolvency, we will not be required to repay the cash advance to Prestige. This agreement is secured by all of our accounts receivable, our inventory and our general intangibles. As of February 25, 2006, we had assigned $0.1 million to Prestige. This agreement terminates on May 1, 2006, subject to certain renewal provisions or earlier termination by Prestige. We account for this as a sale of receivables in accordance with SFAS 140 ("Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities").

Letter of Credit Facility

On August 2, 1999, Popeil Inventions, Inc. entered into an $8.0 million letter of credit agreement with Mellon 1st Business Bank. This facility was secured by municipal bond  and money market collateral accounts. The sum of the collateral held in the municipal bond and money market accounts was required to be at least equal to the amount of outstanding letters of credit under the agreement, and, in any event, the sum of the municipal bond and money market accounts could not be less than $1,000,000. The value of the municipal bond account, however, was reduced by 20% for purposes of calculating the value of the municipal bond collateral under the agreement. The predecessor entities used this facility for documentary letters of credit to pay the factories in Korea that manufactured their products. The agreement was scheduled to mature on March 31, 2006. In November 2003, however, the predecessor entities began moving their product sourcing to China, which factories agreed to accept thirty day payment terms following delivery of products to the predecessor entities. By the end of 2004, substantially all of the sourcing of products had been moved to China. As a result, the predecessor entities no longer required a letter of credit facility; thus we did not assume this facility when we purchased the Ronco business. This facility was terminated by the predecessor entities on June 29, 2005 and there is no balance due.

Loans from the Predecessor Entities and Mr. Popeil

In September 2004, RMP Family Trust, which is the stockholder of Ronco Inventions, LLC and Popeil Inventions, Inc., Ronald M. Popeil, who is the primary beneficiary of the trust, and his affiliated entities, loaned the predecessor entities $8,500,000, $28,750,000 and $1,900,000, respectively. These loans are evidenced by promissory notes, which bear interest at 10% per annum and are due on September 7, 2007. The proceeds from these loans were used to pay off the balance owed by the predecessor entities for license fees outstanding as of December 31, 2003. Interest expense related to these loans was approximately $2,929,000 and $247,000 for the nine months ended June 29, 2005 and September 30, 2004, respectively. This amount is included in accrued expenses at September 30, 2004. We did not assume these loans when we purchased the Ronco business.

Capital Resources

We have not incurred any significant capital expenses during the periods presented and do not have any significant anticipated capital expenditures for the coming year. If capital needs should arise, we will fund them from cash from operations or will obtain financing in connection with their acquisition.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Contractual Obligations and Commercial Commitments

The following table illustrates our contractual obligations and commercial commitments as of June 30, 2005 and include the effects of our acquisition of the Ronco business.

	Payments due by period
Contractual Obligations	Total	Less than 1 year (1)	1-3 years	3-5 years	More than 5 years

Long-Term Debt Obligations (2)	$13,158,180	$2,876,000	$0	$0	$0
Employment and consulting obligations	3,100,000	950,000	1,900,000	250,000	0
Operating Lease Obligations	0	0	0	0	0
Purchase Obligations (3)	9,251,963	9,251,963	0	0	0
Total	25,510,143	13,077,963	1,900,000	0	0

(1) Excludes contractual obligations with a term of 30 days or less.

(2) The estimated annual maturity of our promissory notes for the year ending June 30, 2006 is $2,876,000, which is based on management’s estimate of the products to be shipped in the next year and applying the per-unit dollar amount per the promissory notes. As our promissory notes are an estimate based on volumes of products shipped, we have not estimated the annual maturities after the current year ending June 30, 2006. All remaining amounts owed under the promissory notes are due on June 29, 2010.

(3) $9,251,963 are purchase orders for future sales.

In November 2005, we entered into a lease for 81,646 square feet of space located in Simi Valley, California.  The lease has a 10-year term beginning on May 1, 2006.  This new space will act as a replacement for the office and warehouse space we currently lease.  Our total financial obligations under the lease are $5,660,634.  Of this amount, $224,527 is due in less than one year, $1,107,559 is due in one to three years, $1,175,009 is due in three to five years, and $3,153,539 is due in over five years.

We have entered into employment agreements with Richard F. Allen, Sr. and Evan J. Warshawsky that were effective on June 30, 2005. Mr. Allen serves as our President and Chief Executive Officer and is a member of our board of directors and Mr. Warshawsky is our Chief Financial Officer. The employment agreements for Messrs. Allen and Warshawsky have initial terms of four and three years, respectively. Mr. Allen receives a base salary of $250,000 per year and is entitled to a discretionary bonus of up to $600,000 per year. Mr. Warshawsky receives a base salary of $200,000 per year and will be entitled to a discretionary bonus of up to $300,000. See “Executive Officers and Directors-Employment Agreement with Richard F. Allen, Sr.” and “Executive Officers and Directors-Employment Agreement with Evan J. Warshawsky.” The financial obligations under these agreements are included in the table shown above.

Effects of Inflation and Foreign Currency Fluctuations

We do not believe that foreign currency fluctuations significantly affected our financial position and results of operations as of and for the fiscal year ended June 30, 2005 and for the six months ended December 31, 2005.

We do not believe that inflation or changing prices has had a material impact on our net sales, revenues or income from continuing operations for the six months ended December 31, 2005 or the one day of June 30, 2005 (date of acquisition) or on the net sales, revenues or income from continuing operations of the predecessor entities for the nine months ended June 29, 2005 and September 30, 2004, or for the years ended December 31, 2003 and 2002.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks, which includes changes in interest rates and, to a lesser extent, foreign exchange rates. We do not engage in financial transactions for trading, speculative or hedging purposes.

Our revolving line of credit with Wells Fargo in the original principal amount of $1,234,000 bears interest at 1% above LIBOR, which was 4.7% at December 31, 2005. This facility expires, and all outstanding amounts become due, on September 20, 2006. As of February 26, 2006 the balance of this loan was approximately $384,000 which is the maximum availability based on the collateral.

The fees due under our factoring agreement also vary between 2% and 5.75% depending on whether the account is collected in less than 15 days or in up to 75 days. The rate goes up by 1% every 15 days thereafter and there is no maximum rate. The fees are not tied to interest rates. As of February 26, 2006 we had assigned $.0.1 million of our accounts receivable to this factor. Our factoring agreement terminates on May 1, 2006. As of February 26, 2006 the balance of this loan was approximately $55,000.

The predecessor entities were party to an $8 million letter of credit agreement with a bank. Pursuant to this agreement, any amounts due to the bank based on draws upon letters of credit would bear interest at the rate of 4% per annum. This agreement was terminated on June 29, 2005 as part of our acquisition of the Ronco business and we did not assume any obligations under this agreement.

We enter into a significant amount of purchase obligations outside of the United States, primarily in China, which are settled in U.S. dollars. Therefore, we believe we have minimal exposure to foreign currency exchange risks. We do not hedge against foreign currency risks.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

On July 13, 2005, our board of directors appointed Mahoney Cohen & Company, CPA, P.C. as our independent registered public accounting firm for June 30, 2005 (date of acquisition), and dismissed Stark Winter Schenkein & Co., LLP, which had audited our financial statements for the year ended June 30, 2004.

Our board of directors believes that the appointment of Mahoney Cohen & Company, CPA, P.C. to audit our consolidated financial statements for the above period and thereafter is in the best interests of our stockholders.

Stark Winter Schenkein & Co., LLP’s report on our financial statements for the year ended June 30, 2004 did not contain an adverse opinion or disclaimer of opinion, nor was it modified as to uncertainty, audit scope, or accounting principles. There were no disagreements with Stark Winter Schenkein & Co., LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

BUSINESS

Overview

We are a developer, marketer and distributor of branded consumer products for the kitchen and home. Our products are primarily sold through direct response television marketing by broadcasting 30-minute long advertisements commonly referred to as “infomercials.” Ronald M. Popeil, our principal consultant and founder of the Ronco business, began selling products under the Ronco brand over forty years ago.

We were incorporated under the name Fi-Tek VII, Inc. under the laws of the State of Delaware on July 12, 1990. Before June 30, 2005, we were a “blank check” company. During that time, we engaged in no significant operations other than the search for, and identification and evaluation of, possible acquisition candidates.

In June 2005, we (at the time operating under the name Fi-Tek VII, Inc.) completed a series of related transactions, pursuant to which we acquired assets comprising the Ronco business. The acquired assets and business were previously owned and operated by Ronco Inventions, LLC, Popeil Inventions, Inc., and RP Productions, Inc., which we refer to collectively as the predecessor entities. We also acquired certain patents and other intellectual property rights from Mr. Popeil. Mr. Popeil is the primary beneficiary of a family trust, RMP Family Trust, which owns and controls the predecessor entities. On June 30, 2005, we changed our name to Ronco Corporation.

The Ronco Acquisition

In October 2003, Richard F. Allen, Sr., our current President and Chief Executive Officer, commenced discussions with Mr. Popeil regarding the possibility of purchasing the business of the predecessor entities. Mr. Allen enlisted the assistance of UCC Capital Corporation, an advisory firm based in New York, and certain of its principals to provide advice on the specific structure of the proposed acquisition.

On October 15, 2004, these parties formed Ronco Marketing Corporation for the purpose of acquiring the assets comprising the business of the predecessor entities and certain patents and intellectual property rights from Mr. Popeil. Upon formation, shares of Ronco Marketing Corporation’s common stock were initially issued to a group of entities owned and controlled by the principals of UCC Capital Corporation, including Copper Beech Equity Partners LLC, Coll International LLC and Content Holding LLC. We refer to these entities, collectively with their affiliates, as the “venture group.” Ronco Marketing Corporation secured its initial working capital through the sale of additional shares of its common stock and the issuance of approximately $392,000 in promissory notes to three investors, Frank Milewski, Paul Wallace and the Terra Nova Group, who we refer to as the “Ronco private group.”

On December 10, 2004, Ronco Marketing Corporation entered into an asset purchase agreement with the predecessor entities to acquire substantially all of the assets of the predecessor entities and certain patents and intellectual property rights from Mr. Popeil for a total purchase price of $56.509 million, consisting of $40.209 million in cash and $16.3 million in the form of promissory notes. Costs associated with the transaction were approximately $5.7 million, including fees to investment bankers and other professional advisors who assisted with the transaction. Transaction costs also included the issuance of an aggregate of 173,713 of our shares to Wesley Ramjeet and Gilbert Azafrani, our former general counsel, for services rendered in connection with the purchase of the Ronco business. In connection with the asset sale, the predecessor entities and Mr. Popeil also entered into an assignment and assumption agreement with Ronco Marketing Corporation on June 30, 2005, whereby the predecessor entities and Mr. Popeil assigned all of their rights, title and interest in and to certain trademarks, copyrights, patents and other intangible assets to Ronco Marketing Corporation. Pursuant to the agreement, Ronco Marketing Corporation also assumed certain of the predecessor entities’ liabilities. The sale of assets and other transactions contemplated under the asset purchase agreement closed on June 30, 2005.

On May 23, 2005, we entered into an agreement and plan of merger with Ronco Marketing Corporation. Ronco Marketing Corporation’s primary asset, as of May 23, 2005, was its asset purchase agreement with the predecessor entities and Mr. Popeil. Pursuant to the merger agreement, our wholly-owned subsidiary, Ronco Acquisition Corporation, merged with and into Ronco Marketing Corporation and Ronco Marketing Corporation subsequently became our wholly-owned subsidiary. The closing of the merger occurred on June 29, 2005. Upon the closing of the merger we completed a 1 for 89 reverse stock split of our outstanding shares of common stock. In addition, upon the closing of the merger (i) each share of our common stock issued and outstanding immediately prior to June 29, 2005 remained issued and outstanding, (ii) each share of Ronco Acquisition Corporation’s common stock issued and outstanding immediately prior to June 29, 2005 ceased to be outstanding and was converted into one share of common stock of Ronco Marketing Corporation and (iii) each share of Ronco Marketing Corporation’s common stock issued and outstanding immediately prior to the June 29, 2005 ceased to be outstanding and was converted into and exchanged for 1.6452794 shares of our common stock, for an aggregate of 800,002 post reverse split shares. Our then existing stockholders (our stockholders prior to the merger) retained the remaining 477,639 shares of our outstanding common stock following the merger.

On May 20, 2005, Ronco Marketing Corporation entered into an advisory agreement with Copper Beech Equity Partners LLC, Copperfield Equity Partners LLC, Coll International LLC, and Content Holding LLC whereby they would act as exclusive financial advisor to Ronco Marketing Corporation. Pursuant to the agreement, as compensation for their services in connection with Ronco Marketing Corporation’s purchase of assets from the predecessor entities, we paid cash fees consisting of (i) a base fee of $1,800,000 and (ii) an incremental fee equal to five percent of any of our cash and cash equivalents in excess of $6 million at the closing. As compensation for their services in connection with the merger, we also issued Copper Beech, Coll and Content Holding an aggregate of 533,334 shares of common stock at a price of $0.01 per share. We also reimbursed a total of $700,000 to Copperfield Equity Partners, Coll International, and Content Holding for certain expenses incurred in connection with the purchase of these assets.

On May 26, 2005, Ronco Marketing Corporation entered into an exclusive placement agent agreement with Sanders Morris Harris, Inc. pursuant to which Sanders Morris Harris identified subscribers to purchase shares in our Series A Convertible Preferred Stock financing that closed on June 30, 2005. Pursuant to the terms of the placement agent agreement and in consideration of services provided by Sanders Morris Harris, we paid Sanders Morris Harris $3,500,000, issued Sanders Morris Harris a warrant to purchase 266,667 shares of our common stock and reimbursed them for certain out-of-pocket expenses. The warrant has an exercise price of $3.77 per share and is exercisable for five years from July 1, 2005. The agreement terminated following the financing. Messrs. A. Emerson Martin, II and Gregg A. Mockenhaupt are each managing directors of Sanders Morris Harris and are also members of our board of directors.

In order to finance the cash portion of the purchase price of the Ronco business, we issued and sold 13,262,600 shares of our Series A Convertible Preferred Stock, not including four shares of Series A Convertible Preferred Stock that were paid for but that had not been issued as of the date of this prospectus for an aggregate of $50 million. Each share of Series A Convertible Preferred Stock is currently convertible into one share of our common stock. Holders of the Series A Convertible Preferred Stock are entitled to one vote per share, and the Series A Convertible Preferred Stock votes together with our common stock on all matters. Holders of our Series A Convertible Preferred Stock are also entitled to cumulative dividends at a rate of $0.1885 per share per annum payable quarterly in arrears, at our option in cash or Series A Convertible Preferred Stock. We offered and sold these shares of Series A Convertible Preferred Stock in a private transaction that closed contemporaneously with the asset purchase. In connection with the sale of the Series A Convertible Preferred Stock, we agreed to file the registration statement of which this prospectus is a part with the SEC to register the sale of the shares of common stock underlying the Series A Convertible Preferred Stock. We agreed that if the registration statement was not declared effective on or before October 28, 2005, we would be obligated to pay (pro rated for periods less than a month) a penalty equal to $500,000 (1% of the aggregate offering price of the preferred stock) per month until the registration statement was declared effective. We are in negotiations with the holders of our Series A Convertible Preferred Stock regarding the payment of the penalty and whether we will pay the penalty in cash or shares. See “Description of Securities.”

In connection with the purchase of the Ronco business, Ronco Marketing Corporation also issued promissory notes in the aggregate principal amount of $16.3 million. The aggregate principal amount issued was based on the estimated net value of the acquired assets, as defined in the asset purchase agreement, and may be adjusted based on the actual net value of these assets. The aggregate principal amount may be increased if the actual net value of the acquired assets exceeds the estimated amount, and decreased if the actual net value is less than the estimated amount, as provided in the promissory notes. Under the asset purchase agreement, we completed an accounting after the closing to determine the actual net value of the acquired assets as of the closing date of the asset purchase. According to our accounting, the actual net value of these assets is lower than the estimated value specified in the purchase agreement, and we expect the aggregate principal amount of the notes will be reduced to approximately $13.158 million. If the predecessor entities and Mr. Popeil disagree with our calculations, they could contest the reduction of the principal amount of the notes. Any dispute over the adjustment of the principal amount of the notes would be resolved through arbitration, pursuant to the asset purchase agreement.

The promissory notes bear simple interest at a rate of 9.5% per annum. The required payment amounts under these promissory notes in any period are based on the per-unit dollar value of products shipped by us within the period, as provided in the purchase agreement. Any outstanding principal and interest on the notes will become due and payable in full on the earlier of a change of control transaction or June 29, 2010. We may prepay all or any portion of the then-outstanding balance of these promissory notes at any time without incurring a premium or penalty. Upon occurrence of an event of default that is not cured within the time period specified in the promissory notes, the interest rate on the promissory notes will increase immediately to 11% per annum and any unpaid principal and interest will become immediately due and payable. In addition, Mr. Popeil will have the right to reclaim any ownership interest in his name and likeness previously sold or licensed under the asset purchase agreement and will receive a right of first refusal to purchase the intellectual property rights acquired under the asset purchase agreement before these rights may be sold or transferred to any other party. As of March 15, 2006, we paid approximately $820,000 less than the amount due under the promissory notes, because we are in negotiations with Mr. Popeil to change the payment schedule under the promissory notes to better meet the timing of our cash flow.

The following table summarizes these transactions and our corporate structure:

RONCO CORPORATION
CORPORATE STRUCTURE

PUBLIC COMPANY
Ronco Corporation
(fka Fi-Tek VII, Inc.)
incorporated 7/12/90
VENTURE GROUP
constituents beneficially own 533,334 shares of common stock of Ronco Corporation
100%
RONCO PRIVATE GROUP
constituents beneficially own 266,668 shares of common stock of Ronco Corporation
PREFERRED SHAREHOLDERS
$50 million raised through private offering of Series A Convertible Prefered Stock in June 2005
Reverse merger completed on June 29, 2005
WHOLLY-OWNED SUBSIDIARY
Ronco Marketing Corp.
incorporated 10/15/2004
Assets acquired by merged company on June 30, 2005
$40,209,000 paid to selling entities on June 30, 2005
Operating Assets of
Ronco Inventions, LLC
Popeil Inventions, Inc.
RP Productions, Inc.
Patents owned by Ron Popeil
RONCO SELLERS GROUP
RMP FAMILY TRUST
Ronald M. Popeil Primary Beneficiary
PASS-THRU COMPANIES
RONCO, INC.
RONCO R&D, INC.
OPERATING COMPANIES
RP PRODUCTIONS, INC.
RONCO INVENTIONS, LLC
POPEIL INVENTIONS, INC.

Our Products

We operate in a single operating segment which designs, sources, markets and distributes our products. We currently offer two product categories: kitchen products and household products. All of our products carry the Ronco or Popeil brand names.

Kitchen Products

We manufacture or source, market and distribute innovative, affordable and highly functional products for use in kitchens. Our products include the following:

•	Showtime Rotisserie & BBQ	•	Electric Food Dehydrator

•	Six Star+™ Cutlery Set	•	Popeil’s Pasta Maker

•	Solid Flavor Injector

             We may also reintroduce other products into the market overtime, including the Chop-O-Matic, Bagel Slicer, Dial-O-Matic and Inside the Shell Egg Scrambler.

Our most prominent and successful product line today is our family of Showtime Rotisserie & BBQ electric rotisserie ovens and accessories. We offer several models of Showtime ovens including the standard unit, the compact unit and the professional unit. In addition, we sell a variety of accessories which complement this appliance, including cookbooks, food products, flavor injectors, gloves, racks, and self-turning kebab rods. Historically, our Showtime rotisserie products have had very low return rates, averaging 3% of units sold. Since the 1998 launch of this product family, over $750 million in Showtime-related products have been sold. The majority of the sales originated from direct response television marketing. In January 2005, our Showtime rotisserie oven was rated by the Wall Street Journal to be a superior infomercial product offering and a superior cooking appliance.

Our second most prominent product line is the family of Six Star+ Cutlery Sets of knives for use in residential kitchens. We offer a range of accessories that complement our Six Star+ Cutlery Sets, including flatware, knife sharpeners, scissors and wooden blocks. Since this product family’s introduction in November 2003, over 500,000 Six Star+ Cutlery Sets have been sold with a return rate of less than 3%.

Since 2002, the Showtime family of products and the Six Star+ cutlery family of products have accounted for in excess of 92% of our revenues. Revenues from these products, however, have been in decline, primarily due to the fact that our infomercial for our rotisserie line is more than two and a half years old and the infomercial for our cutlery line is more than two years old. Historically, our infomercials generate the highest sales in the first six to twelve months then decline as the infomercial loses its freshness. We intend to increase revenue by producing new infomercials for our existing products and for new products that we intend to introduce, increasing wholesale distribution of our existing products and by expanding into international markets.

Household Products

We also manufacture or source, market and distribute the Pocket Fisherman and GLH Formula Number 9 Hair System. These products are not marketed directly through infomercials. We may re-introduce other Ronco brand household products to the market over time, including the Rhinestone and Stud Settler, Mr. Microphone, Mr. Dentist, the Smokeless Ashtray, CleanAire Filter, Miracle Broom, the Cordless Electric Portable Sewing Machine and Ronco record compilations.

We believe that our products are characterized by their fundamental utility, innovation, quality and value. The majority of our products were developed by Mr. Popeil, and we acquired the intellectual property rights underlying those product lines through our acquisition of the Ronco business. We have established multiple sourcing relationships with manufacturers that provide us with low-cost, high-volume production capacity, consistent product quality and quick response times. We have also established a highly-efficient order fulfillment system which integrates our own systems and processes with those of nationally-recognized third-party telemarketing and fulfillment vendors. We believe that our order fulfillment process provides a high degree of customer satisfaction and leads to product up-sells and repeat business.

Our Industry

Direct response marketing is a form of advertising or promotion that seeks to generate an immediate sale or lead from prospective customers. The direct response industry, which consists of direct response television, marketing, live home shopping channels, direct mail, catalogs, internet marketing and advertising, and outbound telemarketing, is one of the fastest growing segments of the retailing industry.

Direct response marketing allows marketers to develop, test, implement, measure and modify their marketing programs. The advertiser can monitor exactly how much business is derived from each station, each commercial flight and each creative effort. Direct response television has succeeded as a medium in part because the format allows potential purchasers to see products actually in use. Direct response television combines the power of television with the precision of direct marketing. Top direct response television product categories have historically included fitness equipment (Bowflex, Buns of Steel, 60-Second Abs); housewares (Magic Bullet, Miracle Blade, Perfect Pancake, Food Saver, George Foreman Grill, Turbo Cooker); beauty products (Proactiv, Natural Advantage, Youthful Essence); healthcare and diet products (Six Week Makeover, CyberSonic, Ionic Breather, CortiSlim), and coins and collectibles (The Franklin Mint, Morgan Mint, American Historic Society).

Direct response television consists of both short-form infomercials and long-form infomercials. Short-form infomercials are typically one to three minutes in length and are used to market simple, easy-to-understand products with very affordable price points. In contrast, long-form infomercials are typically twenty-eight to thirty minutes in length and utilize a more elaborate sales pitch, which generally involves identifying a problem or need and introducing a product solution, supported by product demonstrations, question-and-answer sessions and audience testimonials. Long-form infomercials are the medium of choice for products sold at a higher price point and require a more elaborate presentation of the product’s features and benefits.

Many infomercials are filmed before a studio audience and feature one or more hosts to explain and demonstrate the virtues of a given product, solicit audience member testimonials and then present the opportunity to purchase a given product through a toll-free phone number provided during the infomercial. The atmosphere created within an infomercial is generally positive and high-energy to convey the benefits created by a product. Often, celebrities are enlisted to act as hosts or to otherwise endorse products marketed through infomercials.

Companies who market their products through direct response television typically purchase commercial airtime from local broadcast stations and regional and national cable television operators across the country, either directly or through media buying agencies. Infomercial programs are most commonly run during late night and overnight time periods during the week and throughout the day on weekends.

Availability of time periods varies from station to station, depending on programming. The majority of customer purchases occur within the first four hours following the airing of infomercial programs. Some direct response television companies also choose to market their products through retail channels, particularly after a product has been on air a sufficient amount of time to build brand awareness required for success at the retail level.

In addition to domestic television and retail channels, there is generally a significant demand for U.S. direct response television products internationally. A direct response television company with a successful product in the U.S. may work with one or more international distributors who specialize in bringing U.S. direct response television products to countries around the world. Some of the leading international distributors for direct response television products include Thane, Interglobal, TV Shop, TelSel, and Northern Response. Management believes that the international market is generally considered to have the potential of fifty to one-hundred percent of the U.S. market size.

Marketing and Distribution

We primarily distribute our products through three channels: direct response television marketing, wholesale and retail outlets, and online commerce. These channels and new product strategy with respect to marketing and distribution are described below.

Direct Response Television (Infomercials)

We market our products direct to consumers through thirty-minute infomercials, which allow potential customers to see demonstrations and hear testimonials of our products. Since 2002, in excess of 70% of our gross product sales have been generated through direct response television marketing. Our infomercials provide viewers with the opportunity to purchase our products by calling a toll-free phone number provided during the infomercial. Of the 210 broadcast markets in the U.S., we primarily focus on the top 90 markets for infomercials, airing on as many as 4 to 8 stations in each market. We ensure the highest profitability from the broadcast of our infomercials by closely monitoring media costs per order and encouraging telemarketers to up-sell additional products to all customers who call the toll-free number. Most of our infomercials air between Friday evening and Saturday afternoon to ensure the maximum viewership.

We produce our own infomercials, and through our internal media group, Castle Advertising, we purchase broadcast and cable time to reach consumers. Castle Advertising employs several highly trained media buyers who purchase media on our behalf at pricing that we believe is significantly below that which would be obtainable through the use of a third-party media buying agency. In contrast, other infomercial companies will typically have a modest staff of in-house buyers and outsource most of their media buying activities to third-party agencies. We believe this competitive practice provides us a distinct competitive advantage.

Castle Advertising is also entitled to agency commissions from media outlets, thereby reducing our net media costs. Media expenditures are highly volatile and depend on many factors, including type of television station, short or long-form infomercial, time slots for our target audience, rating and size of audience delivered, seasonal influences on available media inventory, general market trends, and negotiation of packaged deals.

We also intend to supplement our direct response television distribution channel by continuing to develop and expand sales through our customer service department and our third party outbound telemarketers.

Wholesale and Retail

In addition to television marketing, we sell our products through the television retailer QVC and selected traditional retailers. These wholesale arrangements are made through agents and distributors and directly to large retail chains. To manage our relationship with QVC, we utilize a representation company, CSA, although the product purchase orders are issued directly from QVC. Since 2002, between 19% and 26% of our gross product sales have been through wholesale and retail distribution channels.

Our distribution is accomplished primarily through retail distribution companies that issue purchase orders directly to us for product for which orders have already been taken. The terms of sale require that irrevocable letters of credit be in place before we make delivery of any product, or alternatively, that 100% of the product cost is paid for, by wire transfer, in advance of the product reaching our West Coast port of entry. In addition, we do not accept returns for cash or credit from the distributors unless the product is defective. Returns are accepted only in exchange for new product, and distributors pay a $10 per unit turnaround fee. We are in the process of expanding our business relationship with QVC to potentially include certain of its foreign affiliates. Finally, there are a small number of direct wholesale accounts that have purchased regularly from us, including Big Lots, Koolatron, AOL, and Amazon.

Our wholesale distribution is accomplished through distribution agreements with M. Block & Sons and Englewood Marketing Group. M. Block & Sons has a telemarketing fulfillment system that specializes in small accounts and is expected to significantly improve our penetration into the single store and small chain channels. Englewood Marketing Group has expertise in internet fulfillment services that is expected to increase our penetration of the online sector as well.

We plan to expand our retail distribution by entering into direct distribution agreements with key national retailers of household and home improvement products. We are currently in discussions with a number of mass merchants, department stores and large retail chains in an effort to achieve wider retail distribution of our products nationwide. In September 2005, we began shipping our rotisserie ovens to Wal-Mart Stores, Inc. We are also re-focusing our existing wholesale distribution relationships to target selected smaller or regional retail chains while we attempt to develop direct relationships with the larger retailers in an effort to improve our gross margins.

Online Commerce

We sell direct to consumers through our website, www.ronco.com. Historically our website has primarily been used by viewers of our television infomercial as an alternate means of purchase (leveraging annual television media expenditures) and by existing customers to buy additional products and accessories. We have redesigned the website to accommodate higher traffic counts and to support more robust features such as product up-sells, product recommendations, automated customer service, customer affinity programs and branding. The website redesign should increase our ability to sell and up-sell online, and will position our site for search engine optimization. Historically, online sales has represented approximately 7% of our gross product sales.

New Product Strategy

We have historically focused a substantial portion of our creative, managerial and capital resources within a given period on a single product and have not diversified our business. Until the November 2003 launch of the Six Star+™ Cutlery Set, a launch which overlapped with the marketing of our Showtime Rotisserie line, Mr. Popeil had not simultaneously invested in and featured more than one major product line in a long-form infomercial at the same time. In addition, our historical product development efforts have relied solely on the inventions of Mr. Popeil, which could constrain our ability to respond to market opportunities on a timely basis or with forward-thinking product ideas. We intend to diversify our sources of product development and our emphasis on a given product category. We also intend to pursue a new product strategy by which we will:

Work Closely with Mr. Popeil to Create New Products that Leverage our Historical Competencies in Product Development and Marketing

As an inventor, Mr. Popeil has conceived of, developed and produced a succession of unique and highly-functional products that have been well-suited to infomercial marketing, which feature thorough product demonstrations, discussions of a product’s virtues and user testimonials. As a model, the sales of the Showtime product family demonstrates the effectiveness of infomercials as a marketing medium and the value that we can create through innovative product design. On June 30, 2005, we entered into a new product development agreement with Mr. Popeil which provides that we will have an exclusive relationship with Mr. Popeil with respect to new product inventions for the next three years.

Add Complementary Products to our Existing Primary Product Lines

We plan to introduce product line extensions to our major product families in the future, including the Showtime Rotisserie and the Food Dehydrator, to take advantage of their imbedded customer bases and our cumulative media investment in building each sub-brand. In addition, most of our products have not been “versioned” in order to increase market share and retail shelf space in their categories; we believe this product differentiation is an additional opportunity to increase revenues.

Introduce New Ronco-branded Product Lines that Innovate Through Packaging and Pricing

We believe the success experienced thus far with the Six Star+ Cutlery Set product line serves as a demonstration of the value that the Ronco brand can bring to the marketing of less unique items. Our cutlery product line takes advantage of the large market in cutlery sold through direct response television. While we own no intellectual property with respect to this product line, we have created a strong market position for our product offering through the value proposition (24 knives for $39.95), the Ronco brand, and our infomercial marketing and sourcing expertise. We are also targeting the launch of a new cookware line of products through an infomercial in March 2006.

Introduce Unique Products from Third Parties that have the Opportunity to be Major Contributors

We regularly receive new product ideas. We anticipate formalizing a process of new product evaluation and market testing. This effort would include identification of products that could be the subject of infomercial marketing by us under a license or royalty arrangement. Opportunities also exist within the industry to either purchase or form a joint venture with companies who have potentially successful product lines, but could benefit from our brand, marketing expertise and established distribution channels. For example, we are preparing for a July 2006 introduction via infomercial of an ice cream maker developed by a third-party inventor.

Long-Term Marketing and Distribution Strategy

Our objective is to increase our revenue, profitability and cash flow while growing our position as a direct response television marketer of branded products for use in the kitchen and elsewhere around the home. Our strategy for this objective includes the following key elements:

Expand Retail Distribution

We believe there is a substantially untapped opportunity to market our products through traditional retailers. To date, over five million Showtime™ Rotisserie & BBQ units have been sold. Approximately three million of those units were sold through direct response television channels and two million through retailers. This represents a ratio of less than one retail unit sale for each one direct response television sale. Therefore, a core component of our strategy to increase revenue is to expand retail distribution of our products by entering into direct distribution agreements with key national retailers of household and home improvement products. We are also re-focusing our existing wholesale distribution relationships to target selected smaller or regional retail chains while we develop direct relationships with the larger retailers, in an effort to improve our gross margins. As part of this strategy, we intend to selectively re-introduce certain of our existing products into retail distribution.

Market Directly to the U.S. Hispanic Population

We believe the Hispanic population within the U.S. represents a growing and attractive market for our products. According to a November 2004 Conference Board study, Hispanic-American households will sharply increase both their numbers and economic clout over the next 10 years. By 2010, Hispanic households are expected to reach approximately 13.5 million, up from less than 6 million in 1990, the report finds. According to the Conference Board, in 2010 the Hispanic market will represent $670 billion in personal income. We believe that the domestic Spanish language television market is still largely untapped by the direct response industry. Historically, we approached this market opportunity by re-producing certain content from our library of infomercials with Spanish dubbing. We do not believe that these efforts are the most effective method of addressing this marketing opportunity. We believe the market opportunity requires a more comprehensive strategy and investment. We plan to increase our domestic Spanish language media exposure through the production of a new infomercial, produced entirely in Spanish, with a Hispanic host and appropriate recipes, that we expect to launch on a nationwide basis by late February or early March 2006. From a media outlet perspective, we are in discussions with several leading, diversified Hispanic broadcasting companies to create national campaigns and we have also formed a separate, independent Hispanic media and marketing department to provide more focus on this market.

Enhance our Online Commerce Capabilities

While sales through our e-commerce distribution channel have grown substantially, we believe our current website lacks many commonly-available e-commerce features that would improve the customer experience and increase our sales. In order to address this untapped opportunity, we plan to make a number of modifications and enhancements to our existing website operations. The enhancements and improvements include: (i) improving our technology infrastructure to accommodate higher traffic counts and simultaneous transaction processes; (ii) increasing online features to enable product up-sells, product recommendations, automated customer service, product demonstrations, customer affinity programs and overall branding; (iii) providing higher quality online streaming of past and future infomercials; and (iv) adding content that will draw potential customers to our site for repeat visits and for longer durations, including online newsletters, sweepstakes and promotions, and an expanded recipe section featuring celebrity chef recipes and automated affiliate links.

Expand International Distribution

We sell a nominal amount of product in a few international markets--Korea (through SII), Australia (through Guthy-Renker), Great Britain and Germany (through QVC). In addition, the Showtime product is marketed in Canada either through television/telemarketing (via Northern U.S. television stations) or through retail outlets. We believe that our international market opportunity is vastly untapped and that the emergence of additional television shopping channels in Western Europe, Latin America and Asia also present an additional market opportunity. In order to target these markets we entered into a distribution agreement on January 8, 2006, with a distributor to serve as the exclusive distributor of certain of our products in certain territories in Europe, Canada, Africa, the Middle East, Latin America and Asia.

Leverage our Customer Database for Relational Marketing Programs

We maintain a database of over four million customers while adding many thousands of customers each month, which is a valuable asset for current and future sales. To date, we have not exploited the potential value of this asset. We currently generate revenues through mining our customer lists and occasionally renting our list to third parties for a fee. Among the tools we are currently testing or developing are outbound telemarketing programs, catalogs, direct mail offers, email, email newsletter campaigns, and a Ronco Club concept.

Manufacturing

We currently outsource manufacturing of our products, primarily to China. We have been sourcing Six Star+ Cutlery and related products in China since November 2003. Delivery of Showtime Rotisseries from China began in September 2004. Our manufacturing was sourced in Korea prior to China. While production had continued in Korea for much of 2004 during the transition to China, most of our Showtime Rotisseries were produced in China in 2005. Our Chinese sourcing partner will assist us going forward with product development, product line extensions, quality control, and ongoing review of manufacturing and distribution. We will continue to re-engineer many of our business processes over the next several years and expect that we will further enhance our profitability as a result.

We enjoy the protection of sixteen patents covering the design and manufacture of the Showtime Rotisserie & BBQ, and own the tooling and dies currently used by our manufacturers and their sub-contractors for production. Manufacturing of the Showtime product line is streamlined. Since the primary differentiation among all three Showtime units is width, common parts, including side panels, motor, gear assemblies, and electrical wiring are utilized. This allows for extremely efficient production and allocation among suppliers. There is a six to eight week production cycle from issuance of a purchase order to the product arriving at port in Los Angeles. This quick turnaround enables us to maintain relatively low levels of inventories and allows for efficient production.

Fulfillment and Customer Service

We utilize telemarketing service bureaus to handle the inbound traffic generated by potential customers who are calling one of the toll-free phone numbers provided within our infomercials. Each show has a unique toll-free phone number, enabling us to gather important data for determining the profitability of individual shows and products and the efficacy of our media buying.

Potential customers call into a toll-free number, received by our telemarketing partners. Our telemarketing vendors route a customer’s order through OrderMotion (a commercial software product provided by a third-party software vendor called CommercialWare) for approval. We use third-party vendors to process customer payments - Wells Fargo Merchant Services for processing credit card orders and Select Payment for processing e-checks. A notification of an approved or declined order is re-submitted by these vendors to OrderMotion.

If an order was declined, our customer service department contacts the potential customer to obtain an alternate method of payment. It is our experience that approximately 25% of such orders are recovered. We operate an in-house 46-seat call center as well as a 20-seat data entry center, which generate sales revenues from inbound customer service inquiries, as well as outbound campaigns to existing customers. This telemarketing center not only handles customer service inquiries, but also has instituted a number of successful inbound and outbound telemarketing programs that are currently generating significant revenues at attractive margins.

All approved orders are routed to a fulfillment house, which remits shipping status notifications back to us through OrderMotion. The majority of our physical inventory is warehoused by our fulfillment partners.

Arrangements with Ronald M. Popeil

Although Mr. Popeil has not assumed day-to-day operational duties or executive responsibilities for us, he is continuing to be involved in our business as a consultant. We believe it is in our best interests and our stockholders’ best interests to maintain a close working and financial relationship with Mr. Popeil. Accordingly, we have entered into several agreements with Mr. Popeil including a consulting services agreement, a trademark co-existence agreement and a new product development agreement. We have also entered into an agreement with Mr. Popeil pursuant to which we will pay Mr. Popeil a percentage of the gross profits generated from the sale of our products, which occur as a result of his ongoing personal appearances on QVC or other television or online shopping venues.

Consulting Agreement with Ronald M. Popeil

On June 30, 2005, we entered into a consulting services agreement with Ronald M. Popeil for an initial term of three years. Except for certain preexisting obligations and as permitted by the new product development agreement described below, during the term of the agreement, Mr. Popeil will not enter into any consulting services, advisory services or employment agreement, nor directly provide consulting or advisory services to any entity or person that is in direct competition with our business or in violation of the new product development agreement. Pursuant to the consulting agreement, Mr. Popeil may, among other things, consult on the development of new products acquired by us pursuant to the new product development agreement. Mr. Popeil will also make the following personal appearances (each of which will be performed at Mr. Popeil’s sole discretion, unless otherwise noted):

• Speak as our chief spokesperson for non-financial matters in all forms of media (not otherwise covered below);

• Promote our image by making up to six appearances per year on nationally broadcast television programs (such as Oprah), if invited or booked by us;

• Make personal appearances for leading national retailers and at investor "road shows";

• Participate in the mandatory production of up to three long-form infomercials per year for the direct response television marketing of our products; and

• Attend and participate in the Gourmet Show and Housewares Show (at our discretion).

We will pay Mr. Popeil an annual base fee of $500,000 per year, paid in equal weekly installments and reimburse Mr. Popeil for certain reasonable and customary business expenses incurred by Mr. Popeil. In addition, we will pay Mr. Popeil certain fees for personal appearances in accordance with the following schedule:

• Fees for chief public spokesperson, which will be negotiated on a fair and reasonable basis as and when appearance requests arise;

• $10,000 per day for appearances on nationally broadcast television programs;

• $10,000 per day for appearances for leading national retailers;

• $50,000 for each infomercial produced;

• $50,000 per day for the Gourmet Show and Housewares Show and for personal appearances at investor "road shows".

Mr. Popeil will be eligible to receive stock options under our stock incentive plan, that we intend to implement, based on his contribution to our growth, as determined by our board of directors in its sole discretion. We will also provide customary indemnification to Mr. Popeil with respect to our products, appearances and other items.

Trademark Co-Existence Agreement

On June 30, 2005, we also entered into an agreement with Mr. Popeil with respect to the trademarks “Popeil,”  “Ron Popeil” and the name and any form of the likeness approved by Mr. Popeil (or one of his representatives), including the image, silhouette and voice of Mr. Popeil. The term of this agreement will continue in perpetuity. Mr. Popeil retains as his sole and exclusive property, the worldwide royalty-free perpetual rights with respect to the trademarks for certain uses, including autobiographical works, various media projects, and a specific licensing arrangement. We acquired the trademarks subject to the rights of certain third parties, including QVC. Should certain events of default with respect to the promissory notes issued in connection with our purchase of the assets of the predecessor entities occur, we will grant Mr. Popeil a non-exclusive license (at no cost to Mr. Popeil) to use the trademarks in connection with the manufacturing, marketing and sale of certain specific new products as to which Mr. Popeil elects to reacquire, pursuant to the new product development agreement by, for example, electing to terminate the applicable patent or other intellectual property licenses we hold.

Mr. Popeil retains the right to approve all uses of the trademarks for any purpose including but not limited to products, packaging, marketing, advertising and displays, but with such approval not to be unreasonably withheld or delayed. Should Mr. Popeil die or become incapacitated, a designated representative of Mr. Popeil will exercise the right of approval.

New Product Development Agreement

On June 30, 2005, we entered into a new product development agreement with Mr. Popeil. Under the terms of the agreement, we have a thirty day right of first refusal on all new consumer products (excluding in general all products that are autobiographical in nature) that are created by Mr. Popeil during the term, to the extent that Mr. Popeil owns and controls the rights to such products, as well as the product designs, prototypes, tooling and a completed commercial or informercial for such new products. Should certain events of default with respect to the promissory notes issued to the predecessor entities occur, the right of first refusal described above will be suspended until such event of default is cured. The purchase price of each new product will be negotiated and agreed upon on a fair and reasonable basis. The purchase price will include the cost of any product designs, prototypes, tooling and a completed commercial or infomercial.

The agreement also provides the terms of purchase for a specific product currently under development by Mr. Popeil, including a specific upfront payment and a per-manufactured-unit payment to be paid to Mr. Popeil up to an aggregate maximum. We will also be obligated to pay the costs for all patent filings, tooling and infomercials related to this product and will be obligated to reimburse the out-of-pocket expenses incurred by Mr. Popeil in connection with the development of this product. All the intellectual property related to the product will remain owned by Mr. Popeil until the promissory notes, including any accrued and unpaid interest, are paid in full.

Mr. Popeil will have creative control over all new consumer products created by Mr. Popeil and sold to us under the new product development agreement, and control over all packaging, advertising, naming and promotion, including, without limitation, creative control over all stages of new product conception, creation, design, development and completion. Mr. Popeil has no obligation under the terms of this agreement to develop new products. If there is a default with respect to the promissory notes, Mr. Popeil will have the right to (i) terminate any licenses for the intellectual property to any new products acquired by us, (ii) have any intellectual property with respect to the new products (except for Mr. Popeil’s name and likeness and associated trademarks) immediately conveyed to Mr. Popeil (at no cost to Mr. Popeil); (iii) acquire all of the tooling, dyes and other production materials and equipment owned by us and related licenses, leases and contracts and any advertising materials related to such new product; and (iv) under certain circumstances, receive a non-exclusive license (at no cost to Mr. Popeil) to use his name an likeness in connection with the manufacturing, marketing and sale of the new products.

Sources of Supply

We maintain supply contracts with third party suppliers, located primarily in Asia, which include standard terms for production and delivery. Specific production amounts are ordered by separate purchase orders. We believe that we maintain good business relationships with our overseas manufacturers.

We believe that the loss of any one supplier would not have a long term material adverse effect on our business because we believe we would be able to locate other suppliers that would be able to increase production to fulfill our requirements. However, the loss of a supplier could, in the short term, adversely affect our business until alternative supply arrangements are secured.

Backlog

Although we obtain firm purchase orders from our customers, customers typically do not make firm orders for delivery of products more than 30 days in advance. In addition, customers may reschedule or cancel firm orders. Therefore, we do not believe that the backlog of expected product sales covered by firm purchase orders is a meaningful measure of future sales.

Competition

The direct response television marketing industry includes numerous companies that market their products on television through infomercials. Competition among direct response companies is largely based on: (i) ability to place infomercials into television time slots that yield the highest viewership and customer generation for a particular product; (ii) ability to purchase air time at competitive prices, create brand awareness, and generate sales profitably; and (iii) product quality, reputation and pricing. In the U.S., we compete with several other companies and products in the direct response industry, including GT Brands, Telebrands, Idea Village, Guthy-Renker, Tilia (a division of Jarden, Inc.), and Sylmark. We believe, however, that these businesses are not comparable to ours mainly due to the strength of our brand and the consistent quality of our products.

We believe that manufacturers of small kitchen appliances, such as Cuisinart, Kitchen Aid, Oster, and DeLonghi, are not comparable competition because these products are mostly commoditized. Currently, we believe there are no competitive brands that market appliances equivalent to our proprietary models (such as the rotisserie, pasta maker and food dehydrator) in price, uniqueness or quality. We also compete with various manufacturers of kitchen knives and flatware, sold both through direct-to-consumer and retail channels. We believe that our Six Star+ line of products favorably competes on quality and durability at very attractive price points. In addition, some mainstream manufacturers, such as Panasonic, Salton, Sharper Image, and Nautilus, have turned to direct response television to create self-liquidating brand value.

Insurance Matters

We currently carry insurance policies through major carriers for product liability, general liability, commercial property, automobile, plant and equipment, marine insurance, workers’ compensation, directors and officers’ insurance and excess liability. We currently have key man life insurance coverage and disability coverage on Ronald M. Popeil in the aggregate amount of $15 million. In addition, we increased the limits of our directors and officers’ insurance commensurate with our status as a public company.

Intellectual Property and Proprietary Rights

We acquired a significant amount of proprietary technology covering the design and manufacturer of our products. We rely on patents and confidentiality, non-disclosure and assignment of inventions agreements to protect our proprietary rights. We hold over thirty patents on the proprietary design and manufacturing processes of our products.

Our policy is to require employees and consultants to execute confidentiality agreements when their relationship with us begins. We also seek these protective agreements from suppliers and subcontractors. These agreements provide that confidential information developed or made known during the course of a relationship with us is to be kept confidential and not disclosed to third parties, except in specific circumstances. It might be possible for unauthorized third parties to copy aspects of our products or to obtain and use information that we regard as proprietary.

We also have trademarks in the U.S. and various countries around the world covering a variety of our marks.

Many participants in the consumer products industry have an increasing number of patents and patent applications. Third parties may, from time to time, assert infringement claims in the future alleging infringement by our current or future products. It is possible that these claims may require us to enter into license arrangements or may result in protracted and costly litigation, regardless of the merits of these claims.

Regulation

We are subject to federal, state and local regulations concerning consumer products safety. Foreign jurisdictions also have regulatory authorities overseeing the safety of consumer products. In general, we have not experienced difficulty complying with such regulations and compliance with them has not had an adverse effect on our business. Our small electric appliance products sold in the United States are listed by Underwriters Laboratory, Inc., which we refer to as UL, and we also seek to list similar products sold in other countries with local organizations similar to UL, if required.

Employees

We currently have approximately 152 employees, including executive, management, warehouse, customer service, media buyers and maintenance personnel. None of our employees are members of a labor union. We believe that we have good relations with our employees.

Properties

Our principal executive offices are located at 21344 Superior Street, Chatsworth, California, 91311, where we lease office space and a storage facility. Information concerning the location, use and approximate square footage of, and rent for our principal facilities, all of which are currently leased on a month-to-month basis, is set forth below:

LOCATION	PRINCIPAL ACTIVITIES	AREA (SQ. FEET)	RENT
Chatsworth, CA	Principal administrative offices, customer service center, and media buying offices	17,532	$12,556

Chatsworth, CA	Products storage facility and administrative offices	29,000	$18,758

We anticipate that we will be able to extend these leases on terms satisfactory to us until we relocate to new facilities. We believe that our existing facilities are well maintained and in good operating condition.

During November 2005, we entered into a lease for 81,646 square feet of space located in Simi Valley, California. The lease has a 10-year term beginning on May 1, 2006 and ending on April 30, 2016. The monthly base rent under the lease is $44,905 for the first year and increases by approximately 0.97% each year thereafter. The lease also provides that we must pay approximately $9,800 each month for taxes, insurance, landscaping, management and reserves. This new space will act as a replacement for the office and warehouse space we currently lease. The new space is located in close proximity to our existing offices.

Legal Proceedings

We are not a party to any legal proceedings. In the past, the predecessor entities have been defendants in several nominal legal actions related to the products sold by those entities. Generally, such actions have resulted in the predecessor entities making a payment to the plaintiff in settlement of the claim. None of the prior actions brought against the predecessor entities had a material effect on their businesses.

EXECUTIVE OFFICERS AND DIRECTORS

The following table sets forth the name, age and position of each of our directors, executive officers and significant employees as of March 15, 2006.

Name	Age	Position(s)

Richard F. Allen, Sr.	57	President, Chief Executive Officer and Director
Paul Kabashima	61	Chief Operating Officer
Evan J. Warshawsky	46	Chief Financial Officer and Secretary
Harold D. Kahn	60	Director
Thomas J. Lykos, Jr.	49	Director
A. Emerson Martin, II	56	Director
Gregg A. Mockenhaupt	36	Director

Richard F. Allen, Sr. is our Chief Executive Officer, President and a member of our board of directors, positions he has held since February 2005. Between February 2005 and June 2005, Mr. Allen was the Chief Executive Officer and President of the predecessor entities. Between 2003 and February 2005, Mr. Allen was a consultant to the predecessor entities, assisting them with structuring financial components for their marketing and sales departments. From 2000 through 2003, Mr. Allen was the President and Chief Executive Officer of Design Textiles International, LLC, a distributor and manufacturer of textile products. Mr. Allen has more than 30 years of experience in international marketing, product development, sourcing, manufacturing, international and domestic retail sales, brand management, financing, exporting and importing. Mr. Allen was the President of American Marketing & Events, Inc. between 1993 and 1995. Mr. Allen served in various executive positions with Milliken & Company (New York) and West Point Pepperell (New York) between 1972 and 1975. Mr. Allen graduated from the University of Arizona with a degree in Political Science and Economics and received a Masters degree in International Management from the American Graduate School of International Management.

Paul Kabashima was appointed as our Chief Operating Officer on November 8, 2005. From 1990 to 2005, Mr. Kabashima was employed by Mitsui & Co. (U.S.A.), Inc., the largest wholly owned subsidiary of Mitsui & Co. Ltd. Japan which, through its operating divisions, is an exporter of American products throughout the world. Mr. Kabashima served in several capacities at Mitsui U.S.A., including business coordinator, administrative manager, senior manager, accounting and administration and deputy general manager. From 1997 to the present, he was a director and member of the executive compensation committee of Hannibal Industries, Inc. a privately owned fabricator of industrial tubing and warehouse storage racks. From 1993 to 2003, Mr. Kabashima was a director of Weisner Steel Products, Inc., a privately owned distributor of steel safety and harnessing products and from 1991 to 1999 he was a director of Davis Wire Corporation, a privately owned manufacturer of wire products for agricultural, construction, communication and industrial users. Mr. Kabashima received a Bachelor of Science in Business Administration from California State University at Los Angeles and is a certified public accountant.

Evan J. Warshawsky is our Chief Financial Officer and Secretary, positions he has held since June 30, 2005. Between February 2005 and June 2005, Mr. Warshawsky was the Chief Financial Officer of the predecessor entities. Mr. Warshawsky joined Ronco Inventions, LLC in 2002 as its Executive Vice President with responsibilities for operations and information technology systems, and served as its President from May 2003 until February 2005. In his capacity as President of Ronco Inventions, LLC, Mr. Warshawsky was responsible for substantially all of the operations of the predecessor entities, including media, customer service, sourcing, fulfillment and marketing. Between 1999 and 2002, Mr. Warshawsky was President of Definity Design Group, a marketing and design company, and between 1996 and 1999, Mr. Warshawsky served as director of business affairs for Skycastle Entertainment, Inc., NBC’s in-house promotions company. Mr. Warshawsky received a Bachelor of Arts degree in Economics from the University of California at Los Angeles and is a certified public accountant.

Harold D. Kahn is a member of our board of directors, a position he has held since June 2005. From March 2004 until present, Mr. Kahn was an independent retail consultant. For nearly 30 years, Mr. Kahn served in a variety of capacities for R. H. Macy & Co., Inc. and its successor, Federated Department Stores, Inc. Most recently, he was the Chairman and Chief Executive Officer of Macy’s East, a position he held from 1994 to 2004 and for which he had full operating responsibility for a $5 billion, 90 branch retail business. Prior to 1994, Mr. Kahn served in a succession of senior executive roles within Macy’s / Federated, including: President of Montgomery Ward (1992 - 1994), Chairman and Chief Executive Officer of Macy’s South & Bullock’s (1989 - 1992), Chairman and Chief Executive Officer of Macy’s California (1985 - 1989), and President of Macy’s Atlanta (1981 - 1985). Mr. Kahn received a Bachelors degree in Business Administration from City College of New York and a Masters in Business Administration from the University of Maryland.

Thomas J. Lykos, Jr., is a member of our board of directors, a position he has held since December 2005. From May 1995 to the present, Mr. Lykos has been a founder and President of Home and Hearth, Inc., a developer and operator of economy extended-stay hotels. From 1990 to 1995, Mr. Lykos served as Director of the Financial Institutions Group at Rauscher Pierce Refsnes, a full service investment bank, where he specialized in public and private offerings and mergers and acquisitions in a variety of industries including banks, thrifts, real estate investment trusts, mortgage banks and insurance companies. From 1988 to 1990, Mr. Lykos served as a Deputy Director of the FSLIC specializing in the resolution of insolvent financial institutions. From 1983 to 1988, Mr. Lykos served as Legal Counsel to the Senate Committee on Banking, Housing and Urban Affairs and Legal Counsel to the House Committee of Energy and Commerce in Washington, D.C. From 1982 to 1983, Mr. Lykos was an attorney for the United States Securities and Exchange Commission in the Division of Enforcement, and between 1981 and 1982, he was a corporate litigation attorney with the law firm of Bracewell and Patterson in Washington, D.C. Mr. Lykos received a Bachelor of Arts degree from Harvard College and a Juris Doctor from the University of Texas School of Law.

A. Emerson Martin, II is a member of our board of directors, a position he has held since June 2005. Mr. Martin is a Managing Director at Sanders Morris Harris, Inc., a full-service investment bank, based in Houston, Texas, and has served in this capacity since 2004. Between 2002 and 2004, he was head of investment banking at Touchstone Group, a transnational financial services firm with operations in the U.S. and the Arabian Gulf. From 1997 to 2002, he was head of investment banking at Spencer Trask, a leading private equity firm. Prior to 1997, he was a Senior Managing Director at Donaldson, Lufkin, & Jenrette and First Albany, investment and merchant banks, where he was involved with various public and private financings and mergers and acquisitions. Mr. Martin started his corporate finance career at Salomon Smith Barney, Inc., a global full-service financial company. Mr. Martin received a Bachelor of Arts degree from Union College and a Masters in Business Administration from Columbia University.

Gregg A. Mockenhaupt is a member of our board of directors, a position he has held since June 2005. Mr. Mockenhaupt is a Managing Director at Sanders Morris Harris, Inc., a full-service investment bank, based in Houston, Texas, and has served in this capacity since April 2004. Between 1996 and 2004, Mr. Mockenhaupt served as a Managing Director at Crest Advisors, LLC, a boutique investment banking firm, and as a Managing Director at Crest Communications Holdings LLC, a private investment firm managing approximately $160 million in capital focused on the communications industries. Prior to 1996, Mr. Mockenhaupt was a member of Smith Barney, Inc.’s Advisory Group, where he was involved with a breadth of merger and acquisition transactions and financial restructurings. Mr. Mockenhaupt has served on the board of directors for several private and public companies and is currently a director of TeraBurst Networks, Inc., d/b/a QualCore Logic. Mr. Mockenhaupt graduated from the University of Pennsylvania’s Wharton School of Business with a B.S. in Economics with concentrations in Finance and Political Science.

None of our directors, executive officers, promoters or control persons has, within the last five years: (i) had a bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (ii) been convicted in a criminal proceeding or is currently subject to a pending criminal proceeding (excluding traffic violations or similar misdemeanors); (iii) been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; (iv) been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and where judgment has not been reversed, suspended or vacated.

Karen Allen, our Vice President of Product Development, is the wife of Mr. Allen, our Chief Executive Officer, President and member of our board of directors. Mrs. Allen receives an annual salary of $170,000. There are no other family relationships among our directors and executive officers.

Board of Directors and Committees

Our board of directors currently consists of five members. We have established audit and compensation committees that meet the criteria for independence under, and other applicable requirements of, the Sarbanes-Oxley Act of 2002, the current rules of the Nasdaq Stock Market and the rules and regulations adopted by the SEC. In addition, our entire board of directors acts as our nominating committee. Our board of directors has adopted charters for these three committees. We are currently redesigning our website and intend to make the text of these charters available on our website at www.ronco.com.

Audit Committee

The audit committee provides assistance to our board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by approving the services performed by our independent accountants and reviewing the adequacy of our accounting practices and systems of internal accounting controls. The audit committee oversees the audit efforts of our independent accountants and reviews their independence.

The audit committee consists of Messrs. Kahn, Lykos, Martin and Mockenhaupt. The audit committee has not yet designated a financial expert. Before June 30, 2005, our business was operated by companies that were not subject to the public reporting requirements, and those companies were not historically required to include on their board of directors any person meeting the qualifications of an audit committee financial expert.

Compensation Committee

The compensation committee is responsible for recommending to our board of directors the compensation for our executives. The compensation committee determines our general compensation policies and the compensation provided to our directors and executive officers. The compensation committee reviews and recommends bonuses for our officers and certain other employees. In addition, the compensation committee reviews and determines equity-based compensation for our directors, officers, employees and consultants, and it administers our stock option plans, employee stock purchase plans and other benefit plans. The compensation committee consists of Messrs. Kahn, Martin and Mockenhaupt.

Nominating Committee

Our entire board of directors acts as our nominating committee and is responsible for assisting in the selection of individuals as nominees for election to the board of directors at annual meetings of our stockholders and for filling any vacancies or newly created directorships on our board of directors. The nominating committee will make recommendations to our board of directors regarding candidates for directorships and the size and composition of our board of directors.

Election of Directors and Officers

Holders of our common stock and Series A Convertible Preferred Stock are entitled to one vote for each share held on all matters submitted to a vote of our stockholders, including the election of directors. Cumulative voting with respect to the election of directors is not permitted by our certificate of incorporation. Our board of directors is elected at the annual meeting of our stockholders or at a special meeting called for that purpose. Each director holds office until the next annual meeting of the stockholders and until the director’s successor is elected and qualified. If a vacancy occurs on our board of directors, including a vacancy resulting from an increase in the number of directors, the vacancy may be filled by the board of directors or by the stockholders at the next annual stockholders’ meeting or at a special meeting of the stockholders called for that purpose.

Code of Business Conduct and Ethics

In August 2005, our board of directors adopted a code of business conduct and ethics applicable to all of our employees, officers and directors. Our code of business conduct and ethics is currently not available on our website. We recently completed the acquisition transactions of the Ronco business. Before such time, we were a “blank check” company with no operations. As a result of these changes, we are redesigning and reconfiguring our website at www.ronco.com to include links to the text of our code of business conduct and ethics. We intend to satisfy the disclosure requirement relating to amendments to or waivers from any provision of our code of business conduct and ethics applicable to our principal executive officer, principal financial officer, principal accounting officer or controller by either filing a Form 8-K with the SEC or posting this information on our website within five business days following the date of any amendment or waiver. Upon request, we will provide to any person, without charge, a copy of our code of business conduct and ethics.

Corporate Governance Guidelines

In August 2005, we also adopted corporate governance guidelines, which provide the framework for our governance. Our corporate governance guidelines require non-employee directors to meet independently from the other members of our board of directors and set qualification standards for prospective members of the board of directors. These guidelines require our board of directors to evaluate its effectiveness annually and the effectiveness of management, define director independence and establish a minimum number of meetings per year for the board of directors and its committees. The text of our corporate governance guidelines is currently not available on our website. As described above, we are redesigning and reconfiguring our website and intend to make our corporate governance guidelines available on our website. Upon request, we will provide to any person, without charge, a copy of our corporate governance guidelines.

Executive Compensation

The following table sets forth compensation for services rendered to us in all capacities for the nine months ended June 30, 2005 and September 30, 2004, and for the fiscal year ended December 31, 2003, for our Chief Executive Officer and our Chief Financial Officer. None of our other executive officers received annual compensation in excess of $100,000 during such periods.

Summary Compensation Table

		Annual Compensation				Long-Term Compensation Awards
Name and Principal Position	Year	Salary ($)(1)		Bonus($)	Other Annual Compensation ($)(2)	Restricted Stock Awards ($)

Richard F. Allen, Sr.	2005	$108,933	(3)	$315,000(4)	--	$3,009,177(5)
President, Chief	2004	--		--	--	--
Executive Officer and Director	2003	--		--	--	--

Evan Warshawsky	2005	$112,500	(6)	$150,000(7)	--	$601,837(8)
Chief Financial Officer	2004	$112,500	(9)	--	--	--
and Secretary	2003	$123,333	(10)	--	--	--

(1)    Includes medical insurance reimbursements.
(2)    Perquisites, including car allowances, and other personal benefits received by the named executive officers, in the aggregate, do not exceed the lesser of $50,000 or 10% of any such named executive officer’s total annual compensation.
(3)    Reflects amount received by Mr. Allen as Chief Executive Officer of Ronco Inventions, LLC, one of the predecessor entities, for the nine months ended June 29, 2005.
(4)    Reflects bonus paid to Mr. Allen upon completion of the acquisition of the Ronco business that closed on June 30, 2005.
(5)    Reflects value of 480,188 shares of our common stock issued, and 320,125 shares of our common stock to be issued, to Mr. Allen pursuant to the terms of his employment agreement and restricted stock purchase agreement with us. Half of the 320,125 shares will be issued to Mr. Allen on each of the first two anniversaries of June 30, 2005. Mr. Allen purchased 480,188 shares from us at $0.01 per share on June 30, 2005 and will purchase the remaining 320,125 shares at the same price. The fair market value of Mr. Allen’s common stock is based on the $3.77 per share price of the Series A Convertible Preferred Stock sold to investors on June 30, 2005. These shares are subject to repurchase by us, at our option, for $0.01 per share, exercisable if Mr. Allen voluntarily terminates his employment with us prior to June 30, 2008 or if certain performance targets are not satisfied. Additionally, if we terminate Mr. Allen’s employment on or before June 30, 2007 for “cause,” we have the option to repurchase, for $0.01 per share, the shares issued to him on the first and second anniversaries of his employment.
(6)    Reflects amount paid to Mr. Warshawsky as an executive of Ronco Inventions, LLC, one of the predecessor entities, for the nine months ended June 29, 2005.
(7)    Reflects bonus paid to Mr. Warshawsky upon completion of the acquisition of the Ronco business that closed in June 2005.
(8)    Reflects value of 160,063 shares of our common stock issued to Mr. Warshawsky under his employment agreement and restricted stock purchase agreement with us. Mr. Warshawsky purchased these shares for $0.01 per share on June 30, 2005, subject to our right to repurchase the shares upon Mr. Warshawsky’s voluntary termination of his employment or our termination of his employment for “cause.” The fair market value of Mr. Warshawsky’s common stock is based on the $3.77 per share price of the Series A Convertible Preferred Stock sold to investors on June 30, 2005. Our repurchase option lapsed with respect to 50% of the shares on June 30, 2005. Our repurchase right will lapse with respect to 25% of the shares on each of the first two anniversaries of June 30, 2005. In addition, our option to repurchase the shares will immediately lapse if Mr. Warshawsky’s employment is terminated without “cause.”
(9)      Reflects amount paid to Mr. Warshawsky as President of Ronco Inventions, LLC, one of the predecessor entities, for the nine months ended September 30, 2004.
(10)    Reflects amount paid to Mr. Warshawsky as President of Ronco Inventions, LLC, one of the predecessor entities, for the year ended December 31, 2003.

Employment Agreement with Richard F. Allen, Sr.

We entered into an employment agreement with Richard F. Allen, Sr., commencing on June 30, 2005, which has an initial term of four years and a provision for automatic renewal for additional one year periods if the employment agreement is not earlier terminated. Mr. Allen serves as our President and Chief Executive Officer and is a member of our board of directors. Mr. Allen receives a base salary of $250,000 per year and is entitled to a discretionary bonus of up to $600,000 per year. The amount of Mr. Allen’s bonus will be determined by our compensation committee, and will be based on the achievement of certain financial milestones as determined by the compensation committee.

On June 30, 2005, the commencement date of Mr. Allen’s employment agreement, we paid Mr. Allen a one-time cash bonus of $315,000 in consideration of his role in the consummation of the transactions that resulted in the acquisition of the Ronco business. Mr. Allen also received the right to purchase 800,313 restricted shares of our common stock pursuant to a restricted stock purchase agreement at a price of $0.01 per share. Mr. Allen purchased 60% of these shares (480,188) on June 30, 2005, and is entitled to purchase an additional 160,063 shares on June 30, 2006 and an additional 160,062 shares on June 30, 2007. These shares are subject to repurchase by us, at our option, for $0.01 per share, if Mr. Allen voluntarily terminates his employment with us prior to June 30, 2008 or if certain performance targets are not satisfied. Additionally, if we terminate Mr. Allen’s employment on or before June 30, 2007 for “cause,” we have the option to repurchase, for $0.01 per share, the shares issued to him on the first and second anniversaries of his employment. In addition, our option to repurchase these shares will immediately lapse if we terminate Mr. Allen’s employment without “cause.”

Mr. Allen’s employment agreement would be terminated under its terms upon the death or disability of Mr. Allen. We will also pay for a $1,000,000 life insurance policy for Mr. Allen with the proceeds to be paid to his estate. If we terminate his employment agreement for “cause” (as defined in the agreement) or if Mr. Allen terminates his employment voluntarily for any reason before the end of the term, Mr. Allen will be entitled to receive his base salary through the termination date in addition to his pro rata bonus. If Mr. Allen’s employment is terminated by us without “cause,” then he will be entitled to receive: (i) accrued compensation through the termination date; (ii) a single sum payment of $1,000,000; and (iii) reimbursement for the cost of up to the first 12 months of continuing group health plan coverage that Mr. Allen and his covered dependents would be entitled to receive under federal law.

Mr. Allen’s employment agreement entitles him to participate in our employee benefit plans, including any pension, group health, long term disability, group life insurance, and any other welfare and fringe benefit plans, arrangements and programs we sponsor or maintain for our employees or senior executives. We will also reimburse Mr. Allen for any reasonable expenses he incurs in carrying out his duties and responsibilities for and on our behalf and we will provide him with the use of an automobile of his choice including monthly lease payments of up to $1,000 and other costs including fuel, maintenance and insurance coverage.

Mr. Allen’s employment agreement also contains noncompetition and nonsolicitation provisions, which restrict him from (1) competing with our business during his employment with us and for a period of three years after his employment terminates, and (2) soliciting any of our employees or customers during his employment with us and for a period of two years after his employment terminates.

Employment Agreement with Evan J. Warshawsky

Effective June 30, 2005, we entered into an employment agreement with Evan J. Warshawsky, which has an initial term of three years. Mr. Warshawsky serves as our Chief Financial Officer. Mr. Warshawsky receives a base salary of $200,000 per year and will be entitled to a discretionary bonus of up to $300,000. The amount of Mr. Warshawsky’s bonus will be determined by our board of directors, or compensation committee, based on the achievement of certain financial milestones as determined by our board of directors or compensation committee.

On June 30, 2005, the commencement date of Mr. Warshawsky’s employment agreement, we paid Mr. Warshawsky a one-time cash bonus of $150,000 in consideration of his role in the transactions that resulted in our acquisition of the Ronco business. In addition, Mr. Warshawsky also received the right to purchase 160,063 restricted shares of our common stock pursuant to a restricted stock purchase agreement, at a price of $0.01 per share, subject to our right to repurchase the shares upon Mr. Warshawsky’s voluntary termination of his employment or our termination of his employment for “cause.” Our repurchase option lapsed on June 30, 2005 with respect to 50% of the shares. Our repurchase right will lapse with respect to 25% of the shares on each of the first two anniversaries of June 30, 2005. In addition, our option to repurchase the shares will immediately lapse if Mr. Warshawsky’s employment is terminated without “cause.” On June 30, 2005, Mr. Warshawsky exercised his right to purchase the shares and we issued such shares of our common stock to Mr. Warshawsky as of that date.

Mr. Warshawsky’s employment agreement would be terminated under its terms upon his death or disability. In the event of his death or disability, we will pay Mr. Warshawsky any accrued base salary through the termination date and the cost of six months (in the event of his death) or twelve months (in the event of his disability) of continuing group health plan coverage that he and his covered dependents would be entitled to receive under federal law. If we terminate his employment agreement for “cause” or if Mr. Warshawsky terminates his employment voluntarily for any reason before the end of the term, Mr. Warshawsky will be entitled to receive his base salary through the date his employment terminates in addition to his pro rata bonus. If Mr. Warshawsky’s employment is terminated by us without “cause” then he will be entitled to receive: (i) accrued compensation through the termination date; (ii) an amount equal to three times his then current base salary; and (iii) reimbursement for the cost of up to the first 12 months of continuing group health plan coverage that Mr. Warshawsky and his covered dependents would be entitled to receive under federal law.

Mr. Warshawsky’s employment agreement entitles him to participate in our employee benefit plans, including any pension, group health, long term disability, group life insurance, and any other welfare and fringe benefit plans, arrangements and programs we sponsor or maintain for our employees or senior executives. We will also reimburse Mr. Warshawsky for any reasonable expenses he incurs in carrying out his duties and responsibilities for and on our behalf and we will provide him with the use of an automobile of his choice including monthly lease payments of up to $750 and other costs including fuel, maintenance and insurance coverage.

Mr. Warshawsky’s employment agreement also contains noncompetition and nonsolicitation provisions, which restrict him from (1) competing with our business during his employment with us and for a period of two years after his employment terminates voluntarily or for cause or for a period of one year if his employment is terminated by us without cause, and (2) soliciting any of our employees or customers during his employment with us and for a period of two years after his employment terminates.

Agreement with Paul Kabashima

We recently reached an agreement with Mr. Paul Kabashima to serve as our Chief Operating Officer. Although we have not yet signed a formal agreement with Mr. Kabashima, we have agreed to pay Mr. Kabashima an annual base salary at the rate of $200,000 per year over a four year term with annual salary adjustments and/or bonuses as determined by the compensation committee of our board of directors. Mr. Kabashima will also be entitled to participate in our employee benefit plans and will receive an expense allowance of $700 per month. We intend to grant Mr. Kabashima a stock option under our stock incentive plan, that we intend to adopt, to acquire an aggregate of 100,000 shares of our common stock, at an exercise price equal to the fair market value on the date of grant. Our board of directors has not yet granted the option.

Compensation of Directors

Each member of our board of directors who is not one of our employees receives an annual retainer of $25,000 and $1,500 for each meeting of our board of directors attended. In addition, we will pay for reasonable travel expenses. Under the stock incentive plan that we intend to adopt, non-employee directors may be granted options to purchase shares of our common stock. Messrs. Martin and Mockenhaupt have each waived the right to the $25,000 annual retainer and the grant of stock options.

Our employee director does not receive any additional compensation for serving on our board of directors or any committee of our board of directors, and our non-employee directors do not receive any compensation from us other than the retainer, attendance fees and stock option grants described above.

Stock Incentive Plan

We intend to adopt a stock incentive plan that we anticipate will provide for the grant of options and other equity based awards to purchase our common stock. We intend to reserve not less than 100,000 shares of our common stock for issuance under the stock incentive plan.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the board of directors or the compensation committee of any other company that has one or more executive officers serving as a member of our board of directors. None of our employees or current or former officers will be appointed to our compensation committee.

SECURITY OWNERSHIP OF OFFICERS, DIRECTORS AND PRINCIPAL STOCKHOLDERS

Set forth below is information as of March 15, 2006, as to each class of our equity securities, beneficially owned by all of our directors and each of our executive officers, and all of our directors and executive officers as a group, and each beneficial owner of more than 5% of any class of our voting securities.

Name and Address of Beneficial Owner	Title of Class	Number of Shares Beneficially Owned(1)		Percent of Class

Directors and Executive Officers

Richard F. Allen, Sr.(2)	Common Stock Series A Convertible Preferred Stock	506,713 26,525	(3) (4)	23.9% *

Evan J. Warshawsky(2)	Common Stock Series A Convertible Preferred Stock	186,588 26,525	(5)	8.8% *

Harold D. Kahn	Common Stock Series A Convertible Preferred Stock	0 0		* *

Thomas J. Lykos	Common Stock Series A Convertible Preferred Stock	0 0		* *

A. Emerson Martin (6), (7)	Common Stock Series A Convertible Preferred Stock	0 0		* *

Gregg A. Mockenhaupt (6), (7)	Common stock Series A Convertible Preferred Stock	0 0		* *

All directors and executive officers as a group (7 persons)	Common Stock Series A Convertible Preferred Stock	693,301 53,050	(8)	32.3% *

5% or greater holders

Entities affiliated with Sanders Morris Harris, Inc. 320 Park Avenue New York, NY 10022	Common Stock Series A Convertible Preferred Stock	1,629,404 1,362,737	(6) (7)	43.8% 10.3%

Janus Venture Fund 151 Detroit Avenue Denver, CO 80206	Common Stock Series A Convertible Preferred Stock	1,591,512 1,591,512	(9) (9)	43.2% 12.0%

Heartland Group, Inc., solely on behalf of the Heartland Value Fund 789 North Water Street Suite 500 Milwaukee, WI 53202	Common Stock Series A Convertible Preferred Stock	1,500,000 1,500,000	(10) (10)	41.8% 11.3%

GLG Partners American Opp Fund P.O. Box 9080t Georgetown, Grand Cayman Cayman Islands	Common Stock Series A Convertible Preferred Stock	1,000,000 1,000,000	(11) (11)	32.3% 7.54%

LBI Group, Inc. Lehman Brothers 399 Park Avenue New York, NY 10022	Common Stock Series A Convertible Preferred Stock	795,756 795,756	(12) (12)	27.6% 6.0%

The Quaker Investment Trust - Quaker Strategic Growth Fund 260 Franklin St., 16th Floor #1600 Boston, MA 02110	Common Stock Series A Convertible Preferred Stock	760,000 760,000	(13) (13)	26.7% 5.7%

Palisades Master Fund LP 200 Hansell Ct East, Suite 550 Roswell, GA 30076	Common Stock Series A Convertible Preferred Stock	500,000 500,000	(14) (14)	19.3% 3.8%

Topwater Exclusive Fund II LLC 80 Washington Street Suite 2-2 South Norwalk, CT 06854	Common Stock Series A Convertible Preferred Stock	433,000 433,000	(15) (15)	17.2% 3.3%

BFS US Special Opportunities Trust PLC 8080 North Central Pkwy #210 Dallas, TX 75206	Common Stock Series A Convertible Preferred Stock	265,252 265,252	(16) (16)	11.3% 2.0%

Renaissance US Growth Investment Trust PLC 8080 North Central Express Suite 210 LB59 Dallas, TX 75206	Common Stock Series A Convertible Preferred Stock	265,252 265,252	(17) (17)	11.3% 2.0%

Stanley Shopkorn Shopkorn Associates 410 Park Avenue New York, NY 100922	Common Stock Series A Convertible Preferred Stock	265,252 265,252	(18) (18)	11.3% 2.0%

Tom and Nancy Juda Living Trust 410 S. Lucerne Boulevard Los Angeles, California 90020	Common Stock Series A Convertible Preferred Stock	265,252 265,252	(19) (19)	11.3% 2.0%

Apogee Fund, L.P. 201 Main St, #1555 Ft Worth, TX 76102	Common Stock Series A Convertible Preferred Stock	198,939 198,939	(20) (20)	8.7% 1.5%

Coll International 1330 Avenue of the Americas, 40th Floor New York, NY 10019	Common Stock Series A Convertible Preferred Stock	177,778 0		8.5% *

Content Holding LLC 1330 Avenue of the Americas, 40th Floor New York, NY 10019	Common Stock Series A Convertible Preferred Stock	177,778 0		8.5% *

Copper Beech Equity Partners LLC 445 Park Avenue, 10th Floor New York, NY 10022	Common Stock Series A Convertible Preferred Stock	177,778 0		8.5% *

Gilbert Azafrani 1725 Oceanfront Walk #318 Santa Monica, CA 90401	Common Stock Series A Convertible Preferred Stock	160,063 0	(21)	7.7% *

Sandor Capital Master Fund, L.P. 2828 Routh Street, #500 Dallas, TX 75201	Common Stock Series A Convertible Preferred Stock	135,000 135,000	(22) (22)	6.0% 1.0%

Paul Wallace 156 West 56th Street, Suite 1604 New York, NY 10019	Common Stock Series A Convertible Preferred Stock	133,334 0		6.4% *

Crescent International LTD Cantara (Switzerland) SA Portfolio Manager to Crescent International Ltd. 84, a. Louis-Casai P.O. Box 161, CH-1216 Cointrin, Geneva, Switzerland	Common Stock Series A Convertible Preferred Stock	133,000 133,000	(23) (23)	6.0% 1.0%

Anthony & Sandra Mansour Family Revocable Trust 12/17/85 4477 Golden Foothill Parkway El Dorado Hills, CA 95762	Common Stock Series A Convertible Preferred Stock	132,626 132,626	(24) (24)	6.0% 1.0%

Alpha Capital AG LH Financial 160 Central Park, S., #2701 New York, NY 10021	Common Stock Series A Convertible Preferred Stock	132,625 132,625	(25) (25)	6.0% 1.0%

IRA FBO Anthony Jacobs, Pershing LLC as Custodian Rollover Account c/o Sanders Morris Harris 600 Travis Street, Suite 3100 Houston, TX 77002	Common Stock Series A Convertible Preferred Stock	112,500 112,500	(26) (26)	5.1% *

* Indicates less than one percent.
(1)    Beneficial ownership is determined in accordance with the rules and regulations of the SEC. Under these rules, a person is deemed to beneficially own a security if that person has or shares voting power or investment power with respect to that security, or has the right to acquire beneficial ownership of that security within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. More than one person may be considered to beneficially own the same security. Percentage of class is based on 2,091,605 shares of common stock outstanding as of March 15, 2006. Percentage of Series A Convertible Preferred Stock is based on 13,262,600 shares of Series A Convertible Preferred Stock outstanding as of March 15, 2006, not including an additional four shares of Series A Convertible Preferred Stock that were paid for but that have not yet been issued. Securities that are exercisable or convertible into shares of our common stock within 60 days of the date of this prospectus are deemed outstanding for computing the percentage of the person or entity holding such securities but are not deemed outstanding for computing the percentage of any other person or entity. Percentage of class does not include shares of Series A Convertible Preferred Stock payable as a dividend on the outstanding shares of Series A Convertible Preferred Stock or issuable in payment of penalties associated with this registration statement. See “Description of Securities-Preferred Stock.”
(2)    The address for Messrs. Allen and Warshawsky is 21344 Superior Street, Chatsworth, California 91311.
(3)    Consists of 480,188 shares of our common stock held individually by Mr. Allen and 26,525 shares of our Series A Convertible Preferred Stock, including an additional four shares of Series A Convertible Preferred Stock that were paid for but that were not issued as of the date of this prospectus held by The Allen Peyser Family Trust of which Mr. Allen and his spouse, Karen Allen, are trustees and who both exercise voting and investment power over the shares. Mr. Allen and his spouse disclaim beneficiary ownership of the shares held by The Allen Peyser Family Trust. The shares of common stock are subject to repurchase by us, at our option, for $0.01 per share, exercisable if Mr. Allen voluntarily terminates his employment with us prior to June 30, 2008 or if certain performance targets are not satisfied. Each share of Series A Convertible Preferred Stock may be converted into one share of common stock at the option of the holder.
(4)    Consists of 26,525 shares of Series A Convertible Preferred Stock including four shares of Series A Convertible Preferred Stock that were paid for but that were not issued as of the date of this prospectus held by The Allen Peyser Family Trust of which Mr. Allen and his spouse, Karen Allen, are trustees and who both exercise voting and investment power over the shares. Mr. Allen and his spouse disclaim beneficiaries ownership of the shares held by The Allen Peyser Family Trust.
(5)    Consists of 160,063 shares of our common stock and 26,525 shares of our Series A Convertible Preferred Stock. Mr. Warshawsky acquired the shares of common stock subject to repurchase by us, at our option, for $0.01 per share, exercisable if Mr. Warshawsky voluntary terminates his employment or we terminate his employment for “cause.” Our repurchase option lapsed with respect to 50% of these shares on June 30, 2005. Our repurchase option will lapse with respect to 25% of these shares on each of the first two anniversaries of June 30, 2005. Each share of Series A Convertible Preferred Stock may be converted into one share of common stock at the option of the holder.
(6)    Consists of an aggregate of 1,362,737 shares of our Series A Convertible Preferred Stock held by Sanders Opportunity Fund (Institutional), L.P., and Sanders Opportunity Fund, L.P. and a warrant to purchase 266,667 shares of our common stock held by Sanders Morris Harris, Inc., our placement agent and a subsidiary of Sanders Morris Harris Group, Inc. Don Sanders exercises voting and investment powers for these shares. Although Don Sanders may be deemed to be the beneficial owner, Don Sanders disclaims beneficial ownership of the shares owned by Sanders Opportunity Fund (Institutional), L.P., Sanders Opportunity Fund, L.P. and Sanders Morris Harris Inc. Each share of Series A Convertible Preferred Stock may be converted into one share of common stock at the option of the holder. Messrs. Martin and Mockenhaupt are members of our board of directors and managing directors of Sanders Morris Harris, Inc. Messrs. Martin and Mockenhaupt disclaim beneficial ownership of the shares owned by Sanders Opportunity Fund (Institutional), L.P., Sanders Opportunity Fund, L.P. and Sanders Morris Harris, Inc.
(7)    Consists of an aggregate of 1,362,737 shares of our Series A Convertible Preferred Stock held by Sanders Opportunity Fund (Institutional), L.P. and Sanders Opportunity Fund, L.P. Don Sanders exercises voting and investment powers for these shares. Although Don Sanders may be deemed to be the beneficial owner, Don Sanders disclaims beneficial ownership of the shares owned by Sanders Opportunity Fund (Institutional) L.P. and Sanders Opportunity Fund, L.P. Each share of Series A Convertible Preferred Stock may be converted into one share of common stock at the option of the holder. Messrs. Martin and Mockenhaupt are members of our board of directors and managing directors of Sanders Morris Harris, Inc. Messrs. Martin and Mockenhaupt disclaim beneficial ownership of the shares owned by Sanders Opportunity Fund (Institutional), L.P. and Sanders Opportunity Fund, L.P.
(8)    Consists of shares beneficially owned by Messrs. Allen and Warshawsky.
(9)    Consists of 1,591,512 shares of our Series A Convertible Preferred Stock. Janus Capital, in its role as investment advisor, may be deemed to be the beneficial owner of all shares held by Janus Venture Fund. William Bales exercises voting and investment powers for these shares. Although Mr. Bales may be deemed to be the beneficial owner, Mr. Bales disclaims beneficial ownership of the shares owned by Janus Investment Fund. Each share of Series A Convertible Preferred Stock may be converted into one share of common stock at the option of the holder.
(10)    Consists of 1,500,000 shares of our Series A Convertible Preferred Stock. Paul Beste exercises voting and investment powers for these shares. Although Mr. Beste may be deemed to be the beneficial owner, Mr. Beste disclaims beneficial ownership of the shares owned by Heartland Group, Inc. Each share of Series A Convertible Preferred Stock may be converted into one share of common stock at the option of the holder.
(11)    Consists of 1,000,000 shares of our Series A Convertible Preferred Stock. Noam Gottesman exercises voting and investment powers for these shares. Although Mr. Gottesman may be deemed to be the beneficial owner, Mr. Gottesman disclaims beneficial ownership of the shares owned by GLG Partners American Opp Fund. Each share of Series A Convertible Preferred Stock may be converted into one share of common stock at the option of the holder.
(12)    LBI Group, Inc. is a wholly-owned subsidiary of Lehman Brothers, Inc., which is a wholly-owned subsidiary of Lehman Brothers Holdings, Inc., which is a public company.

(13)    Consists of 760,000 shares of our Series A Convertible Preferred Stock. Manu Daftary exercises voting and investment powers for these shares. Each share of Series A Convertible Preferred Stock may be converted into one share of common stock at the option of the holder.
(14)    Consists of 500,000 shares of our Series A Convertible Preferred Stock. Paul Mannion and Andy Reckles exercise voting and investment powers for these shares. Each share of Series A Convertible Preferred Stock may be converted into one share of common stock at the option of the holder.
(15)    Consists of 433,000 shares of our Series A Convertible Preferred Stock. Travis Taylor and Manu Daftary exercise voting and investment powers for these shares. Each share of Series A Convertible Preferred Stock may be converted into one share of common stock at the option of the holder.
(16)    Consists of 265,252 shares of our Series A Convertible Preferred Stock. Russell Cleveland exercises voting and investment powers for these shares. Each share of Series A Convertible Preferred Stock may be converted into one share of common stock at the option of the holder.
(17)    Consists of 265,252 shares of our Series A Convertible Preferred Stock. Russell Cleveland exercises voting and investment powers for these shares. Each share of Series A Convertible Preferred Stock may be converted into one share of common stock at the option of the holder.
(18)    Consists of 265,252 shares of our Series A Convertible Preferred Stock. Each share of Series A Convertible Preferred Stock may be converted into one share of common stock at the option of the holder.
(19)    Consists of 265,252 shares of our Series A Convertible Preferred Stock. Tom Juda and Nancy Juda exercise voting and investment powers for these shares. Each share of Series A Convertible Preferred Stock may be converted into one share of common stock at the option of the holder.
(20)    Consists of 198,939 shares of our Series A Convertible Preferred Stock. Emmett Murphy exercises voting and investment powers for these shares. Each share of Series A Convertible Preferred Stock may be converted into one share of common stock at the option of the holder.
(21)    Mr. Azafrani was our general counsel.
(22)    Consists of 135,000 shares of our Series A Convertible Preferred Stock. John Lemak exercises voting and investment powers for these shares. Each share of Series A Convertible Preferred Stock may be converted into one share of common stock at the option of the holder.
(23)    Consists of 133,000 shares of our Series A Convertible Preferred Stock. Cantara (Switzerland) SA. serves as investment manager to Crescent, and as such has been granted investment discretion over investments including the Series A Convertible Preferred Stock. Bachir Taleb-Ibrahimi and Maxi Brezzi in their capacity as manageers of Cantara exercise voting and investment powers for these shares and may be deemed to be the beneficial owners of the Shares. Messrs. Brezzi and Taleb-Ibrahimi each disclaim beneficial ownership of the shares. Each share of Series A Convertible Preferred Stock may be converted into one share of common stock at the option of the holder.
(24)    Consists of 132,626 shares of our Series A Convertible Preferred Stock. Anthony Mansour exercises voting and investment powers for these shares. Each share of Series A Convertible Preferred Stock may be converted into one share of common stock at the option of the holder.
(25)    Consists of 132,625 shares of our Series A Convertible Preferred Stock. Konrad Ackerman and Rainer Posch exercise voting and investment powers for these shares. Each share of Series A Convertible Preferred Stock may be converted into one share of common stock at the option of the holder.
(26)    Consists of 112,500 shares of our Series A Convertible Preferred Stock. Each share of Series A Convertible Preferred Stock may be converted into one share of common stock at the option of the holder.

Equity Compensation Plan Information For Fiscal Year 2005

The following table summarizes, as of June 30, 2005, the shares of our common stock subject to outstanding awards or that are available for future awards under our equity compensation plans.

Plan Category	Number of shares to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of shares remaining available for future issuance under equity compensation plans (excluding shares reflected in the first column)(2)

Equity compensation plans approved by security holders	--	$--	--

Equity compensation plans not approved by security holders	320,125(1)	0.01	--

Total	320,125	$0.01	--

(1) These shares were awarded to Mr. Allen pursuant to his employment agreement with us and pursuant to a restricted stock purchase agreement. Mr. Allen will be entitled to purchase 50% of these shares for $0.01 per share on each of the first two anniversaries of June 30, 2005. These shares are subject to repurchase by us, at our option, at $0.01 per share, exercisable upon the termination of Mr. Allen’s employment voluntarily or for “cause,” or if certain performance targets are not satisfied.
(2)  We intend to adopt a stock option plan and to reserve not less than 100,000 shares of our common stock for issuance under the plan.

CERTAIN TRANSACTIONS

The Ronco Asset Purchase

In October 2003, Richard F. Allen, Sr., our President and Chief Executive Officer, commenced discussions with Mr. Ronald M. Popeil regarding the possibility of affecting the purchase of the business of Ronco Inventions, LLC and other entities affiliated with Mr. Popeil, which we refer to as the predecessor entities. Mr. Allen enlisted the assistance of UCC Capital Corporation, an advisory firm based in New York, and certain of its principals, who we refer to collectively as the promoters to provide advice on the specific structure of the proposed asset purchase.

Ronco Marketing Corporation was formed in October 2004 for the purpose of acquiring the assets of the predecessor entities. Pursuant to the terms of an advisory agreement in connection with the structuring, negotiation and financing of the purchase of these assets, we paid cash fees consisting of (i) a base fee of $1,800,000 and (ii) an incremental fee equal to five percent (5%) of any of our cash and cash equivalents in excess of $6 million at the closing to Copperfield Equity Partners LLC, Coll International LLC, and Content Holding LLC. As compensation for their services in connection with the merger, we also issued Cooper Beech Equity Partners, Coll International and Content Holding an aggregate of 533,334 shares of common stock at a price of $0.01 per share. We also reimbursed Copperfield Equity Partners, Coll International, and Content Holding for certain expenses totaling approximately $700,000 that Copperfield Equity Partners, Coll International, and Content Holding incurred in connection with the purchase of these assets. As of March 15, 2006, Copper Beech Equity Partners, Coll International and Content Holding each beneficially owned 8.5% of our outstanding common stock. See “Business-The Ronco Acquisition.”

Prior to the execution of the asset purchase agreement on December 10, 2004, Ronco Marketing Corporation secured its initial working capital through the sale of restricted shares and approximately $392,000 in promissory notes of Ronco Marketing Corporation to a group of private accredited investors consisting of Frank Milewski, Paul Wallace and the Terra Nova Group. Upon the closing, the promissory notes held by these individuals and entity were redeemed at face value. In addition, as of Decemer 31, 2005, Frank Milewski, Paul Wallace and the Terra Nova Group collectively owned 266,668 shares of common stock or 12.7% of our outstanding common stock.

The shares of our common stock held by Copper Beech Equity Partners, Coll International, Content Holding, Frank Milewski, Paul Wallace and the Terra Nova Group are restricted shares, as defined by the Securities Act. The shares held by Copper Beech LLC , Content Holding LLC, Frank Milewski, Paul Wallace and the Terra Nova Group are being registered in the registration statement of which this prospectus is a part. The shares of common stock held by Copper Beech LLC, Coll International LLC and Content Holding LLC are held under the terms of a 12-month lock-up agreement, which permits re-hypothecation and private sales of such shares of common stock, but prohibits the sale of common stock through the public market. The placement agent, Sanders Morris Harris, may waive such lockup agreement in its discretion.

We have agreed to indemnify and hold harmless and generally release Content Holding, Copper Beech Equity Partners, Copperfield Equity Partners (an affiliate of Copper Beech Equity Partners), Coll International, their managers, directors and officers from and against any loss, claim, damage, liability or expense arising out of or in connection with the purchase of assets from the predecessor entities and Mr. Popeil, including, without limitation, attorneys' fees, disbursements and any other costs and expenses in connection therewith, except to the extent such loss, claim, damage, liability or expense related to or resulted from the fraud, gross negligence, bad faith or willful misconduct of such party.

Copper Beech Equity Partners, Coll International, Content Holding, Frank Milewski, Paul Wallace and the Terra Nova Group have discussed with the placement agent the possibility of engaging in private re-sales of some or all of the 800,002 shares of our common stock that they received as a group in connection with these various transactions. Such re-sales would be permitted under the terms of the lock-up agreements between us and Copper Beech Equity Partners and Content Holding and would have to be done in compliance with an exemption from the registration requirements of the federal securities laws and any applicable state securities laws. The proceeds from any such private re-sales would go to Copper Beech Equity Partners, Coll International, Content Holding, Frank Milewski, Paul Wallace or the Terra Nova Group and would not go to us.

Employment Agreements

In connection with the asset purchase described above, we entered into multi-year employment agreements with Richard F. Allen, Sr., our President and Chief Executive Officer, and Evan J. Warshawsky, our Chief Financial Officer. On June 30, 2005, in connection with his employment, we sold 480,188 shares of our common stock to Richard F. Allen, Sr. for a purchase price of $0.01 per share. Pursuant to the terms of his employment agreement, we will sell to Mr. Allen an additional 160,063 shares of common stock on June 30, 2006 and 160,062 shares of common stock on June 30, 2007 for a purchase price of $0.01 per share. On June 30, 2005, in connection with his employment, we sold to Mr. Warshawsky 160,063 shares of our common stock for a purchase price of $0.01 per share. Under certain circumstances the shares of common stock purchased by Messrs. Allen and Warshawsky are subject to repurchase by us. Each of Messrs. Allen and Warshawsky were affiliated with, or employed by, one or more of the predecessor entities and Mr. Popeil before consummation of the asset purchase. See “Executive Officers and Directors—Employment Agreement of Richard F. Allen, Sr.” and Executive Officers and Directors—Employment Agreement with Evan J. Warshawsky.”

Preferred Stock Financing

On June 30, 2005, we issued and sold 13,262,600 shares of Series A Convertible Preferred Stock, not including four shares of Series A Convertible Preferred Stock that were paid for but that were not issued as of the date of this prospectus, for a purchase price of $3.77 per share to certain investors, including to certain beneficial owners of more than 5% of our voting securities and Messrs. Richard F. Allen, Sr. and Evan J. Warshawsky, our Chief Executive Officer and Chief Financial Officer, respectively. We sold the Series A Convertible Preferred Stock for total proceeds of $50 million to finance the cash portion of the purchase price of the assets that we acquired from Mr. Ronald M. Popeil and the predecessor entities. The shares of Series A Convertible Preferred Stock that are currently outstanding are convertible into an aggregate of 13,262,600 shares of our common stock, as such number may be adjusted in the future. See “Business-The Ronco Acquisition.”

Registration Rights Agreement

On June 30, 2005, we entered into a registration rights agreement with the purchasers of our Series A Convertible Preferred Stock (including certain beneficial owners of more than 5% of our voting securities, Messrs. Richard F. Allen, Sr. and Evan J. Warshawsky, our Chief Executive Officer and Chief Financial Officer, respectively), Sanders Morris Harris and certain holders of our common stock. Under the terms of the agreement, we were obligated to file a registration statement covering the resale of certain outstanding shares of common stock, the shares of common stock into which the outstanding shares of Series A Convertible Preferred Stock are convertible and into which the warrant issued to Sanders Morris Harris is exercisable. We were obligated to have the registration statement declared effective by October 28, 2005. Because we were unable to meet this deadline, we are liable for a cash payment to the stockholders who are party to the registration rights agreement, equal to one percent of the per share price of the Series A Convertible Preferred Stock, or $500,000, per month. The registration rights agreement also provides that parties to the agreement have the right, under certain circumstances and subject to certain conditions, to require us to register under the Securities Act shares of our common stock held by them, but not registered as discussed above. The registration agreement also provides that we will pay all expenses in connection with any registration.

Placement Agent Agreement

On May 26, 2005, we entered into a placement agent agreement with Sanders Morris Harris in connection with the preferred stock financing described above. Pursuant to the terms of the placement agent agreement and in consideration of services provided by Sanders Morris Harris, we paid Sanders Morris Harris $3,500,000, issued Sanders Morris Harris a warrant to purchase 266,667 shares of our common stock and reimbursed it for certain out-of-pocket expenses. The warrant has an exercise price of $3.77 per share and is exercisable for five years from July 1, 2005. Messrs. A. Emerson Martin, II and Gregg A. Mockenhaupt are each managing directors of Sanders Morris Harris and are also members of our board of directors. See “Business-The Ronco Acquisition.”

Ronco Marketing Corporation Merger

On June 29, 2005, we closed a merger transaction pursuant to an agreement and plan of merger dated May 23, 2005, by and among us, certain of our stockholders, Ronco Acquisition Corporation (our wholly-owned subsidiary) and Ronco Marketing Corporation. Pursuant to the merger agreement, we acquired Ronco Marketing Corporation by merging Ronco Acquisition Corporation with and into Ronco Marketing Corporation. Ronco Marketing Corporation was the surviving corporation and became our wholly-owned subsidiary. Pursuant to the agreement: (i) each share of our common stock issued and outstanding immediately prior to June 29, 2005 remained issued and outstanding; (ii) each share of Ronco Acquisition Corporation’s common stock issued and outstanding immediately prior to June 29, 2005 ceased to be outstanding and was converted into one share of common stock of Ronco Marketing Corporation; and (iii) each share of Ronco Marketing Corporation’s common stock issued and outstanding immediately prior to June 29, 2005 ceased to be outstanding and was converted into and exchanged for 1.6452794 shares of our common stock, for an aggregate of 800,002 shares of our common stock.

Lease Commission

In November 2005, we entered into a lease for 81,646 square feet of space located in Simi Valley, California. The lease has a 10-year term beginning on May 1, 2006 and ending on April 30, 2016. The monthly base rent under the lease is $44,905 for the first year and increases by approximately 0.97% each year thereafter. The lease also provides that we must pay approximately $9,800 each month for taxes, insurance, landscaping, management and reserves.

Pursuant to the terms of the lease we executed in November 2005, our former general counsel, Gilbert Azafrani, who is a California licensed real estate broker, is entitled to receive an aggregate of approximately $156,000 as a broker's commission for negotiating the lease of which he is required to pay approximately $52,000 to an unaffiliated co-broker. The commission is payable in two installments, half upon execution of the lease and the balance upon occupancy. In addition, subject to certain terms and conditions, Mr. Azafrani is also entitled to a commission equal to 2.5% of the purchase price if we exercise our option to purchase the property subject to the lease. We believe that the terms of the lease are no less favorable to us as terms that we could have obtained in a transaction where an unaffiliated party acted as a real estate broker.

Indemnification of Directors and Officers

Our certificate of incorporation and bylaws provide for the indemnification of our officers and directors. We intend to enter into indemnification agreements with each of our directors and executive officers.

SELLING STOCKHOLDERS

The following table identifies the selling stockholders and the number of shares of our common stock beneficially owned by each of them as of March 15, 2006. We have prepared this table based upon information furnished to us by or on behalf of the selling stockholders.

In connection with the merger, each of Content Holding LLC, Coll International LLC and Copper Beech Equity Partners LLC, former stockholders of Ronco Marketing Corporation which each own 177,778 shares of our common stock, have delivered to us and Sanders Morris Harris a lock-up letter agreement pursuant to which Content Holdings LLC, Coll International LLC and Copper Beech Equity Partners LLC each agreed that, until June 28, 2006, June 28, 2006 and June 29, 2006, respectively, it will not, directly or indirectly offer, offer to sell, sell, distribute, assign, loan, pledge, hypothecate, grant any rights, contract to sell or grant any option to purchase or otherwise dispose of or transfer any shares of our common stock, or any other securities convertible into or exchangeable or exercisable for, shares of our common stock. This restriction does not apply to privately negotiated transfers that do not involve a transfer into the public market as long as, prior to any such transfer, the transferee shall have executed and delivered a lock-up agreement in the same form as the one executed by the transferor. This restriction also does not apply to any pledge or hypothecation of our common stock.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. Under these rules, a person is deemed to beneficially own a security if that person has or shares voting power or investment power with respect to that security, or has the right to acquire beneficial ownership of that security within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. More than one person may be considered to beneficially own the same security. Percentage of beneficial ownership of common stock prior to and after the offering is based on 2,091,605 shares of common stock outstanding as of March 15, 2006. Securities that are exercisable or convertible into shares of our common stock within 60 days of the date of this prospectus are deemed outstanding for computing the percentage of the person or entity holding such securities but are not deemed outstanding for computing the percentage of any other person or entity. Percentage of beneficial ownership does not include shares of Series A Convertible Preferred Stock payable as a dividend on the outstanding shares of Series A Convertible Preferred Stock or issuable in payment of penalties associated with this registration statement. See “Description of Securities-Preferred Stock.”

Registered Owner	Shares Held Beneficially Prior to Offering(1)	Beneficial Ownership Prior to Offering	Shares Being Offered	Shares Held Beneficially After Offering	Beneficial Ownership After Offering

Aaron Sullivan and Janelle Sullivan TIC	10,000	*	10,000	0	*
Advantage Advisors Catalyst Int’l Ltd.(2)	15,000	*	15,000	0	*
Advantage Advisors Catalyst Partners L.P. (2)	21,000	*	21,000	0	*
Alan J. Rubin	26,525	1.3%	26,525	0	*
Almak Family Trust/Mike & Lisa Maddux TTEES DTD 02/12/93 (3)	10,000	*	10,000	0	*
Andrew R. Midler Family Trust (4)	66,313	3.1%	66,313	0	*
Anne Lindsay Cohn Holstead	15,000	*	15,000	0	*
Anthony & Sandra Mansour Family Revocable Trust 12/17/85 (5)	132,626	6.0%	132,626	0	*
Apogee Fund, L.P. (6)	198,939	8.7%	198,939	0	*
Arthur A. Johnson, Jr.	6,632	*	6,632	0	*

Registered Owner	Shares Held Beneficially Prior to Offering(1)	Beneficial Ownership Prior to Offering	Shares Being Offered	Shares Held Beneficially After Offering	Beneficial Ownership After Offering

Arthur Cole Nilson	6,632	*	6,632	0	*
Barbara A. Vines Trust	13,263	*	13,263	0	*
Bascom Baynes	26,525	1.3%	26,525	0	*
Ben T. Morris	15,000	*	15,000	0	*
Benjamin P. Abney	6,331	*	6,631	0	*
Bessie Montesano	6,631	*	6,631	0	*
BFS US Special Opportunities Trust PLC (7)	265,252	11.3%	265,252	0	*
Bill Haak & Johnnie S. Haak JTWROS	6,631	*	6,631	0	*
Bill Birdwell & Willie C. Birdwell JTWROS	6,500	*	6,500	0	*
Bobby Smith Cohn	15,000	*	15,000	0	*
Bonner S. Ball	20,000	*	20,000	0	*
Brad D. Sanders	15,000	*	15,000	0	*
Bret D. Sanders	15,000	*	15,000	0	*
Brian Keller & Lesley Lipshultz Keller JT TEN	15,000	*	15,000	0	*
Brian Kuhn	25,000	1.2%	25,000	0	*
Bruce A. Davidson and Laura A. Davidson JT TEN	15,000	*	15,000	0	*
Bruce Cummings & Myrna Cummings JT Ten	6,500	*	6,500	0	*
Bruce Mendleson	10,000	*	10,000	0	*
Bruce R. McMaken	3,000	*	3,000	0	*
Bruce Slovin	50,000	2.3%	50,000	0	*
Charles & Iris Peterson	6,632	*	6,632	0	*
Charles E. Campbell	5,618	*	5,618	0	*
Charles M. Darling IV	12,500	*	12,500	0	*
Christine M. Sanders	25,000	1.2%	25,000	0	*
Coll International LLC	177,778	8.5%	177,778	0	*
Content Holding LLC	177,778	8.5%	177,778	0	*
Copper Beech Equity Partners LLC	177,778	8.5%	177,778	0	*
Courtney Cohn Hopson Separate Account	15,000	*	15,000	0	*
Craig & Katrina Juda JTWROS	20,000	*	20,000	0	*
Crescent International LTD (8)	133,000	6.0%	133,000	0	*
CT Capital Associates, L.P. (9)	100,000	4.6%	100,000	0	*
Daniel Palmer	6,631	*	6,631	0	*
Daryl James Woodard 1995 Revocable Trust (10)	13,263	*	13,263	0	*
Dave Fendrick and Brenda Fendrick JTWROS	10,000	*	10,000	0	*
David Gregarek	3,000	*	3,000	0	*
David L. Shadid	6,632	*	6,632	0	*
David Towery	15,000	*	15,000	0	*
Don Sanders and Tanya Drury TTEES FBO Tanya Jo Drury Trust	20,000	*	20,000	0	*
Don Weir and Julie Ellen Weir Ten In Com	6,000	*	6,000	0	*
Donald L. Poarch	15,000	*	15,000	0	*
Donald V. Weir TTEE Sanders 1998 Children’s Trust DTD 12/01/97 (11)	50,000	2.3%	50,000	0	*
Donna Moss	6,000	2.3%	6,000	0	*
Dror Zadok	50,000	*	50,000	0	*
Dwight W. Fate	6,632	*	6,632	0	*
E. Dean Catlett & Jo Ann Catlett Ten In Com	10,000	*	10,000	0	*

Registered Owner	Shares Held Beneficially Prior to Offering(1)	Beneficial Ownership Prior to Offering	Shares Being Offered	Shares Held Beneficially After Offering	Beneficial Ownership After Offering

Edward F. Heil	50,000	2.3%	50,000	0	*
Edwin Freedman	25,000	1.2%	25,000	0	*
Elizabeth Kirby Cohn	15,000	*	15,000	0	*
Evan J. Warshawsky (12)	186,588	8.8%	186,588	0	*
Evans Capital Growth Fund, L.P. (13)	26,500	1.3%	26,500	0	*
Frank Milewski	66,667	3.2%	66,667	0	*
Fred A. Stone, Jr.	15,000	*	15,000	0	*
G. Douglas Dillard, Jr.	26,525	1.3%	26,525	0	*
George L. Ball	25,000	1.2%	25,000	0	*
George Moorehead	25,000	1.2%	25,000	0	*
Gerald Golub	26,525	1.3%	26,525	0	*
Gerald H. Hunsicker and Irene H. Hunsicker JTWROS	15,000	*	15,000	0	*
Gerald W. Pope Revocable Trust (14)	6,632	*	6,632	0	*
Gilbert Azafrani	160,063	7.7%	160,063	0	*
Glenn A. Welsch & Constance Welsch TTEE FAO Welsch Family Living Trust
Special Account UAD 9/14/95 (15)	10,000	*	10,000	0	*
GLG North American Opportunity Fund (16)	1,000,000	32.3%	1,000,000	0	*
Grant E. Sims and Patricia Sims JT TEN	15,000	*	15,000	0	*
Heartland Group Inc., solely on behalf of the
Heartland Value Fund (17)	1,500,000	41.8%	1,500,000	0	*
I-Global Trading (18)	100,000	4.6%	100,000	0	*
IRA FBO Anthony Jacobs Pershing LLC as
Custodian Rollover Account	112,500	5.1%	112,500	0	*
IRA FBO Brett Robinson Pershing LLC as
Custodian	15,000	*	15,000	0	*
IRA FBO Cynthia L. McBride Pershing LLC
as Custodian	5,000	*	5,000	0	*
IRA FBO Dave Fendrick / Pershing LLC as
Custodian	10,000	*	10,000	0	*
IRA FBO Don A. Sanders Pershing LLC as
Custodian	102,000	4.6%	102,000	0	*
IRA FBO Mark E. Wise Pershing LLC as
Custodian Rollover Account	15,000	*	15,000	0	*
IRA FBO Robert C. Clifford, Pershing LLC
as Custodian	10,000	*	10,000	0	*
IRA FBO Robert E. Witt Pershing LLC as
Custodian Rollover Account	20,000	*	20,000	0	*
IRA FBO Tanya Drury Pershing LLC as Custodian	20,000	*	20,000	0	*
IRA FBO Thomas W. McBride Pershing
LLC as Custodian Rollover Account	25,000	1.2%	25,000	0	*
IRA FBO William D. Bain, Jr. Pershing LLC
as Custodian Rollover Account	7,500	*	7,500	0	*
IRA FBO: Katherine U. Sanders/Pershing
LLC as Custodian	63,000	2.9%	63,000	0	*
Iridian Opportunity Master Fund, LTD (19)	39,787	1.9%	39,787	0	*

Registered Owner	Shares Held Beneficially Prior to Offering(1)	Beneficial Ownership Prior to Offering	Shares Being Offered	Shares Held Beneficially After Offering	Beneficial Ownership After Offering

J. Livingston Kosberg TTEE FBO Livingston Kosberg Trust UW of
Dorothy R. Kosberg (20)	13,000	*	13,000	0	*
Jack Richman TTEE of the 2000 Jack
Family Trust U/D/T 02/10/00 (21)	20,000	*	20,000	0	*
Jackie S. Moore	15,000	*	15,000	0	*
J-All Partnership (22)	40,000	1.9%	40,000	0	*
James A. Murray	13,262	*	13,262	0	*
James A. Rosen	15,000	*	15,000	0	*
James W. Christmas	25,000	1.2%	25,000	0	*
Jan Rask	13,263	*	13,263	0	*
Janus Investment Fund (23)	1,591,512	43.2%	1,591,512	0	*
Jay Williamson	6,632	*	6,632	0	*
Jeff Sanguinet	6,631	*	6,631	0	*
Joe M. Bailey	15,000	*	15,000	0	*
Joel Revill	13,263	*	13,263	0	*
John H. Gray and Sandra A. Gray JTWROS	15,000	*	15,000	0	*
John H. Malanga & Jodi F. Malanga, JT Ten	4,000	*	4,000	0	*
John I. Mundy Separate Property	7,500	*	7,500	0	*
John M. O’Quinn	50,000	2.3%	50,000	0	*
John Rick Henry	13,263	*	13,263	0	*
John W. Johnson	15,000	*	15,000	0	*
Jonathan Day	10,000	*	10,000	0	*
Jurek Krasnodebski	6,631	*	6,631	0	*
Keenan Limited Partnership/Special (24)	20,000	*	20,000	0	*
Kendall C. Montgomery	20,000	*	20,000	0	*
Kyle Andrews	6,631	*	6,631	0	*
Lance Clemons and Abbe Hoenscheld JTTEN	7,265	*	7,265	0	*
Larry Don Henry	6,632	*	6,632	0	*
Larry Martin	25,000	1.2%	25,000	0	*
Laura K. Sanders	25,000	1.2%	25,000	0	*
LBI Group Inc. (25)	795,756	27.6%	795,756	0	*
Leonard Rauch Special	25,000	1.2%	25,000	0	*
Lewis Wilkenfeld 1994 Trust, J. Livingston
Kosberg, TTEE (26)	6,500	*	6,500	0	*
Lisa Dawn Weir	15,000	*	15,000	0	*
Lori Kosberg Trust, Mark J. Brookner
TTEE (27)	6,500	*	6,500	0	*
M. St. John Dinsmore	5,000	*	5,000	0	*
Marie K. Mildren	6,631	*	6,631	0	*
Mariko Osceola Gordon	6,631	*	6,631	0	*
Mark Leszczynski	6,631	*	6,631	0	*
Mark Newton Davis	13,263	*	13,263	0	*
Michael Needleman	10,000	*	10,000	0	*
Morton A. Cohn	50,000	2.3%	50,000	0	*
Neil Grossman	5,618	*	5,618	0	*
Nancy G. Kinder	20,000	*	20,000	0	*
Nite Capital, L.P. (28)	66,313	3.1%	66,313	0	*
Noreen McKee	6,631	*	6,631	0	*
Palisades Master Fund, LP (29)	500,000	19.3%	500,000	0	*
Patrice Leigh Ferguson	10,000	*	10,000	0	*
Paul Tate and Lara M. Tate TIC	5,000	*	5,000	0	*

Registered Owner	Shares Held Beneficially Prior to Offering(1)	Beneficial Ownership Prior to Offering	Shares Being Offered	Shares Held Beneficially After Offering	Beneficial Ownership After Offering

Paul Wallace	133,334	6.4%	133,334	0	*
Philip J. Andrews	6,631	*	6,631	0	*
The Quaker Investment Trust - Quaker Strategic Growth Fund (30)	760,000	26.7%	760,000	0	*
Renaissance US Growth Investment
Trust PLC (31)	265,252	11.3%	265,252	0	*
Richard F. Allen, Sr. (32)	506,713	23.9%	826,838	0	*
Richard D. Kinder	50,000	2.3%	50,000	0	*
Richard Nahas	40,000	1.9%	40,000	0	*
Ridgecrest Partners QP L.P. (2)	50,000	*	50,000	0	*
Ridgecrest Partners LTD (2)	14,000	*	14,000	0	*
Robert A. Lurie	42,000	1.9%	42,000	0	*
Robert Alpert	25,000	1.2%	25,000	0	*
Robert B. Lyons, Jr.	6,632	*	6,632	0	*
Robert Larry Kinney	25,000	1.2%	25,000	0	*
Robin Kosberg Elkin Trust, Mark J. Brookner TTEE	6,500	*	6,500	0	*
Roger P. Lindstedt	20,000	*	20,000	0	*
Rosen Family Trust UAD 5/31/89 (33)	50,000	2.3%	50,000	0	*
Roy T. Rimmer, Jr.	25,000	1.2%	25,000	0	*
Rune Medhus and Elisa Medhus	13,263	*	13,263	0	*
Sanders Opportunity Fund (Institutional), L.P. (34)	1,045,235	33.3%	1,045,235	0	*
Sanders Opportunity Fund, L.P. (34)	317,502	13.2%	317,502	0	*
Sandor Capital Master Fund, L.P. (35)	135,000	6.0%	135,000	0	*
Sanford B. Prater	15,000	*	15,000	0	*
Scott Juda	20,000	*	20,000	0	*
SEP FBO Frederick A. Huttner/Pershing LLC as Custodian	7,500	*	7,500	0	*
SEP FBO Higdon O. Compton Pershing LLC as Custodian	7,500	*	7,500	0	*
Sharetron Limited Partnership (36)	15,000	*	15,000	0	*
Sharon Perry Wise Separate Property
Account	20,000	*	20,000	0	*
Stanley & Antoinette McCabe	6,632	*	6,632	0	*
Stanley Katz	26,525	1.2%	26,525	0	*
Stanley Shopkorn	265,252	11.3%	265,252	0	*
Stellar Capital Fund, LLC (37)	100,000	4.6%	100,000	0	*
Stephen Falk TTEE FBO Benjamin Falk &
Sylvia Falk 1995 Trust U/A/D 3-22-95 (38)	15,000	*	15,000	0	*
Stephen J. Heyman	40,000	1.9%	40,000	0	*
Stephen K. Gardner TTEE FBO Charles M. Darling V Irrevocable Trust UAD 12-30-85 (39)	15,000	*	15,000	0	*
Stephen K. Gardner TTEE FBO Christopher B. Darling Irrevocable Trust UAD 12-30-85 (39)	15,000	*	15,000	0	*
Stephen S. Oswald	15,000	*	15,000	0	*
Steven J. Mayer	6,631	*	6,631	0	*

Registered Owner	Shares Held Beneficially Prior to Offering(1)	Beneficial Ownership Prior to Offering	Shares Being Offered	Shares Held Beneficially After Offering	Beneficial Ownership After Offering

Steve Scott	40,000	1.9%	40,000	0	*
Steven R. Elliot	6,632	*	6,632	0	*
Steven R. Elliott	13,263	*	13,263	0	*
Susan Sanders Separate Property	15,000	*	15,000	0	*
Talbot M. Smith	15,000	*	15,000	0	*
TerraNova Explorer’s Fund I LLC	66,667	3.2%	66,667	0	*
The Allen Peyser Family Trust (40)	26,525	1.3%	26,525	0	*
Thomas Brady & Daniel Brady TTEES E P
Brady Ltd Partner Sharing Plan &
Trust (41)	25,000	1.2%	25,000	0	*
Thomas W. Custer	11,000	*	11,000	0	*
Tom and Nancy Juda Living Trust	265,252	11.3%	265,252	0	*
Tom Juda Jr. and Rosemary T. Juda,
JTWROS	20,000	*	20,000	0	*
Topwater Exclusive Fund II LLC (42)	433,000	17.2%	433,000	0	*
Vivian B. Darling	12,500	*	12,500	0	*
VLC Properties, LP (43)	13,263	*	13,263	0	*
W. Roger Clemens, Special Retirement
Account	25,000	1.2%	25,000	0	*
Wayne B. Duddlesten	15,000	*	15,000	0	*
Wendy Kosberg Starr Trust, Mark J.
Brookner TTEE (27)	6,500	*	6,500	0	*
Wesley Ramjeet	13,650	*	13,650	0	*
William Lester	6,632	*	6,632	0	*
William Randolph Piper and Sara Lynn Greed-Piper	6,631	*	6,631	0	*
William A. Solemene	80,000	3.7%	80,000	0	*
Wolf Canyon, Ltd.—Special (24)	20,000	*	20,000	0	*
Zadok Jewelry Inc. 401K Profit Sharing
Plan (44)	10,000	*	10,000	0	*

* less than 1%
___________________________________
(1)	Assumes conversion of shares of Series A Convertible Preferred Stock held by the registered owner.
(2)
Sanford Prater exercises voting and investment control of shares held by Advantage Catalyst Int’l Ltd, Advantage Advisors Catalyst Partners L.P., Ridgecrest Partners QP L.P. and Ridgecrest Partners LTD and may be deemed to beneficially own all of the shares held by these entities.

(3)
Mike Maddux and Lisa Maddux are co-Trustees of the Almak Family Trust dated February 12, 1993, exercise voting and investment control, and may be deemed to beneficially own all of the shares held by the trust.

(4)	Andrew Midler exercises voting and investment control of the shares held by the Andrew R. Midler Family Trust and may be deemed to beneficially own all shares held by Andre RE. Midler Family Trust.
(5)
Anthony Mansour exercises voting and investment control of the shares held by the Anthony & Sandra Mansour Family Trust and may be deemed to beneficially own all shares held by Anthony & Sandra Mansour Family Trust.

(6)	Emmett M. Murphy exercises voting and investment control of the shares held by Apogee Fund, L.P. and may be deemed to beneficially own all shares held by Apogee Fund, L.P.
(7)
Russell Cleveland exercises voting and investment control of the shares held by BFS US Special Opportunities Trust PLC and may be deemed to beneficially own all shares held by BFS US Special Opportunities Trust.

(8)
Mel Crow, Maxi Brezzi and Bachir-Taleb-Ibrahimi, in their capacity as managers of Cantara (Switzerland) SA, the investment advisors to Crescent International, LTD exercise voting and investment control of the shares held by Crescent International LTD. Messrs. Crow, Brezzi and Taleb-Ibrahimi disclaim beneficial ownership of such shares.

(9)	J. Howard Coale exercises voting and investment control of the shares held by CT Capital Associates L.P. and may be deemed to beneficially own all shares held by CT Capital Associates L.P.
(10)
Daryl James Woodard exercises voting and investment control of the shares held by the Daryl James Woodard 1995 Revocable Trust and may be deemed to beneficially own all of the shares held by the Daryl James Woodard 1995 Revocable Trust.

(11)
Donald Weir is the trustee and exercises voting and investment control of the shares held by the Sanders 1998 Children’s Trust dated December 1, 1997, and may be deemed to beneficially own all shares held by the Sanders 1998 Children’s Trust dated December 1, 1997.

(12)	Evan J. Warshawsky is our Chief Financial Officer.
(13)	Justin Evans exercises voting and investment control of the shares held by Evans Capital Growth Fund L.P. and may be deemed to beneficially own all shares held by Evans Capital Growth Fund L.P.
(14)
Gerald W. Pope is the trustee and exercises voting and investment control of the shares held by the Gerald W. Pope Revocable Trust, and may be deemed to beneficially own all shares held by the Gerald W. Pope Revocable Trust.

(15)
Glenn A. Welsch and Constance Welsch exercise voting and investment control of the shares held by the FAO Welsch Family Living Trust Special Account UAD 9/14/95 and each may be deemed to beneficially own all of the shares held by the FAO Welsch Family Living Trust Special Account UAD 9/14/95.

(16)
Philippe Tabre and Emmanuel Roman exercise voting and investment control of the shares held by GLG Partners American Opportunity Fund and may be deemed to beneficially own all shares held by GLG Partners American Opportunity Fund.

(17)
William J. Nasgovitz, through Heartland Group, Inc., exercises voting and investment control of the shares held by Heartland Value Fund and may be deemed to beneficially own all shares held by Heartland Value Fund.

(18)	Kevin Waltzer exercises voting and investment control of the shares held by I-Global Trading and may be deemed to be the beneficial owner of all shares held by I-Global Trading.
(19)
Jeff Silver, through Iridian Asset Management LLC, exercises voting and investment control of shares held by Iridian Opportunity Master Fund LTD and may be deemed to beneficially own all of the shares held by Iridian Opportunity Master Fund, LTD.

(20)
J. Livingston Kosberg is the trustee and exercises voting and investment control of the shares held by the Livingston Kosberg Trust UW of Dorothy R. Kosberg and may be deemed to beneficially own all shares held by the Livingston Kosberg Trust UW of Dorothy R. Kosberg.

(21)
Jack Richman is the trustee and exercises voting and investment control of the 2000 Jack Family Trust U/D/T/ 02/10/00 and may be deemed to beneficially own all shares held by the 2000 Jack Family Trust U/D/T 02/10/00.

(22)	Dennis Wilkerson exercises voting and investment control of the shares held by J-All Partnership and may be deemed to be the beneficial owner of all shares held by J-All Partnership.
(23)	William H. Bales exercises voting and investment control of the shares held by Janus Investment Fund and may be deemed to beneficially own all shares held by Janus Investment Fund.

(24)
Carolyn Frost Keenan, through Polywog, LC and Wolf Canyon, LC exercises voting and investment control of the shares held by Keenan Limited Partnership/Special and Wolf Canyon, Ltd. - Special and may be deemed to beneficially own all of the shares held by Keenan Limited Partnership/Special and Wolf Canyon, Ltd. - Special.

(25)	LBI Group, Inc. is a wholly-owned subsidiary of Lehman Brothers, Inc., which is a wholly-owned subsidiary of Lehman Brothers Holdings, Inc., which is a public company.
(26)
J. Livingston Kosberg is the trustee and exercises voting and investment control of the shares held by the Lewis Wilkenfeld 1994 Trust and may be deemed to be the beneficial owner of all shares held by the Lewis Wilkenfeld 1994 Trust.

(27)
Mark Brookner is the trustee and exercises voting and investment control of the shares held by the Lori Kosberg Trust, the Wendy Kosberg Starr Trust and the Robin Kosberg Elkin Trust and may be deemed to beneficially own all the shares held by the Lori Kosberg Trust, the Wendy Kosberg Starr Trust and the Robin Kosberg Elkin Trust.

(28)	Keith Goodman exercises voting and investment control of shares held by Nite Capital L.P. Mr. Goodman disclaims beneficial ownership of the shares held by Nite Capital L.P.
(29)	Paul Mannion and Andy Reckles exercise voting and investment control of shares held by Palisades Master Fund LP and each may be deemed to beneficially own all shares held by Palisades Master Fund LP.
(30)
Manu Daftary exercises voting and investment control of the shares held by The Quaker Investment Trust - Quaker Strategic Growth Fund and may be deemed to beneficially own all of the shares held by The Quaker Investment Trust - Quaker Strategic Growth Fund.

(31)
Russell Cleveland exercises voting and investment control of the shares held by Renaissance US Growth Investment Trust PLC and may be deemed to beneficially own all shares owned by Renaissance US Growth Investment Trust PLC.

(32)
Richard F. Allen, Sr. is our President, Chief Executive Officer and a member of our board of directors. Mr. Allen's beneficial ownership includes 26,525 shares of Series A Convertible Preferred Stock, including four shares of Series A Convertible Preferred Stock that were paid for but that were not issued as of the date of this prospectus, held by The Allen Peyser Family Trust for which Richard F. Allen, Sr. and his spouse, Karen Allen, serve as trustees and exercise voting and investment power. Mr. Allen and his spouse disclaim beneficial ownership of these shares. These shares are also included as part of Mr. Allen's beneficially owned shares elsewhere in this table. "Shares Being Offered" include 320,125 shares of common stock to be issued to Mr. Allen pursuant to the terms of his employment agreement and restricted stock purchase agreement with us.

(33)	Albert Rosen exercises voting and investment control of the shares held by the Rosen Family Trust and may be deemed to beneficially own all shares held by the Rosen Family Trust.
(34)
Don Sanders exercises voting and investment control of the shares held by Sanders Opportunity Fund (Institutional) L.P. and Sanders Opportunity Fund L.P. and may be deemed to beneficially own all shares held by Sanders Opportunity Fund (Institutional) L.P. and Sanders Opportunity Fund L.P. Mr. A. Emerson Martin, II and Mr. Gregg A. Mockenhaupt, each of whom is a member of our board of directors, are also Managing Directors of Sanders Morris Harris, Inc., an affiliated investment banking firm.

(35)	John Lemak exercises voting and investment control of the shares held by Sandor Capital Master Fund, L.P. and may be deemed to beneficially own all shares held by Sandor Capital Master Fund, L.P.
(36)	John Hazleton exercises voting and investment control of the shares held by Sharetron Limited Partnership and may be deemed to beneficially own all shares held by Sharetron Limited Partnership.
(37)	Richard Schmidt exercises voting and investment control of the shares held by Stellar Capital Fund, LLC and may be deemed to beneficially own all shares held by Stellar Capital Fund, LLC.
(38)
Stephen Falk is the trustee and exercises voting and investment control of the shares held by the Benjamin Falk & Sylvia Falk 1995 Trust U/A/D 3-22-95 and may be deemed to beneficially own all shares held by the Benjamin Falk and Sylvia Falk 1995 Trust U/A/D 3-22-95.

(39)	Stephen Gardener is the trustee and exercises voting and investment control of shares held by the Charles M. Darling V Irrevocable Trust UAD 12-30-85 and the Christopher B. Darling Irrevocable Trust UAD 12-30-85 and may be deemed beneficial owners of all shares held by the Charles M. Darling V Irrevocable Trust UAD 12-30-85 and the Christopher B. Darling Irrevocable Trust UAD 12-30-85.
(40)	Richard F. Allen, Sr. is trustee of The Allen Peyser Family Trust and he exercises voting and investment power over the shares. The number of shares beneficially owned by The Allen Peyser Family Trust includes four shares of Series A Convertible Preferred Stock that were paid for but that were not issued as of the date of this prospectus. The shares described in this footnote are also listed as part of the beneficial ownership of Mr. Allen described elsewhere in this table.
(41)
Thomas Brady and Daniel Brady are co-trustees and exercise voting and investment control of the shares held by the E.P. Brady Ltd Partner Sharing Plan & Trust and may be deemed to beneficially own all of the shares held by the E.P. Brady Ltd Partner Sharing Plan & Trust.

(42)
Mann Daftery (through DG Capital) and Travis Taylor exercise voting and investment control of the shares held by Topwater Exclusive Fund II LLC and may be deemed to beneficially own all shares held by Topwater Exclusive Fund II LLC.

(43)	Virginia L. Christy exercises voting and investment control of the shares held by VLC Properties, LP and may be deemed to beneficially own all shares held by VLC Properties, LP.
(44)
Dror Zadok exercises voting and investment control of the shares held by Zadok Jewelry Inc. 401k Profit Sharing Plan and may be deemed to beneficially own all shares held by Zadok Jewelry Inc. 401k Profit Sharing Plan.

PLAN OF DISTRIBUTION

The shares covered by this prospectus may be offered and sold from time to time by the selling stockholders. The term "selling stockholder" includes donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other non-sale related transfer. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made on the OTC Bulletin Board or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or in negotiated transactions. The selling stockholders may sell their shares by one or more of, or a combination of, the following methods:

•	purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	block trades in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	in privately negotiated transactions; and

•	any other method permitted by applicable law.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In connection with distributions of the shares or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with these transactions, broker-dealers or other financial institutions may engage in short sales of the common stock in the course of hedging the positions they assume with the selling stockholders. The selling stockholders may also sell the common stock short and redeliver the shares to close out these short positions. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to the broker-dealer or other financial institution of shares offered by this prospectus, which shares the broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling stockholders may also pledge shares to a broker-dealer or other financial institution, and, upon a default, the broker-dealer or other financial institution, may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction).

In effecting sales, broker-dealers or agents engaged by the selling stockholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling stockholders in amounts to be negotiated immediately prior to the sale.

In offering the shares covered by this prospectus, the selling stockholders and any brokers, broker-dealers or their agents who execute sales for the selling stockholders may be deemed to be "underwriters" within the meaning of the Securities Act of 1933 in connection with such sales. Any profits realized by the selling stockholders and the compensation of any broker, broker-dealer or their agents may be deemed to be underwriting discounts and commissions.

Selling stockholders that are also broker-dealers are “underwriters” within the meaning of the Securities Act of 1933. Heartland Group, Inc., Heartland Group Advisors, Iridian Opportunity Master Fund LTD, Janus Investments Fund, LBI Group Inc., Quaker Strategic Growth Fund, Sanders Opportunity Fund (Institutional), L.P., and Sanders Opportunity Fund, L.P., are each selling stockholders and broker-dealers and, as such, are underwriters. Bascom Baynes, Ben T. Morris, Brad D. Sanders, Bret D. Sanders, Bruce R. McMaken, Coll International LLC, Daryl James Woodard 1995 Revocable Trust, George L.Ball, IRA FBO Don A. Sanders Pershing LLC as Custodian, John H. Malanga and Jodi F. Malanga JT Ten., and Rune Medhus are each selling stockholders and affiliates of broker-dealers, and each purchased the shares being offered by it under this prospectus (including securities convertible or exercisable into the shares being offered by it under this prospectus) in the ordinary course of business, and at the time of the purchase of such shares, each of these selling stockholders had no agreements or understandings, directly or indirectly, with any person to distribute the shares. Craig & Katrina Juda, Daniel Palmer, IRA FBO Robert C. Clifford, Pershing LLC as Custodian, Scott Juda, Tom and Nancy Juda Living Trust and Tom Juda Jr. are each selling stockholders and affiliates of broker-dealers, and each did not purchase the shares being offered by it under this prospectus (including securities convertible or exercisable into the shares being offered by it under this prospectus) in the ordinary course of business and each are therefore underwriters within the meaning of the Securities Act of 1933.

In order to comply with the securities laws of certain states, if applicable, the shares must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

The selling stockholders may sell all or any part of the shares offered in this prospectus through an underwriter. To our knowledge, no selling stockholder has entered into any agreements with prospective underwriters. If a selling stockholder notifies us that it has a material arrangement with a broker-dealer for the resale of the common stock, then we would be required to amend the registration statement of which this prospectus is a part, and file a prospectus supplement to describe the agreements between the selling stockholder and the broker-dealer.

The selling stockholders should be aware that the anti-manipulation provisions of Regulation M under the Securities Exchange Act of 1934 will apply to purchases and sales of shares of our common stock by the selling stockholders, and that there are restrictions on market-making activities by persons engaged in the distribution of the shares. Under Regulation M, a selling stockholder or its agents may not bid for, purchase or attempt to induce any person to bid for or purchase, shares of our common stock while the selling stockholder is distributing shares covered by this prospectus. The selling stockholders are not permitted to cover short sales by purchasing shares while the distribution is taking place. Unless granted an exemption by the SEC from Regulation M, or unless otherwise permitted under Regulation M, a selling stockholder may not engage in any stabilization activity in connection with our common stock and may not bid for or purchase any shares of our common stock or attempt to induce any person to purchase any shares of our common stock other than as permitted under the Securities Exchange Act of 1934. The selling stockholders are also advised that if a particular offer of common stock is to be made on terms constituting a material change from the information set forth above with respect to the Plan of Distribution, then, to the extent required, a post-effective amendment to the registration statement of which this prospectus forms a part must be filed with the SEC.

DESCRIPTION OF SECURITIES

Our authorized capital stock consists of 500,000,000 shares of common stock, par value $.00001 per share, and 20,000,000 shares of preferred stock, par value $.00001 per share. As of March 15, 2006, 2,091,605 shares of common stock were issued and outstanding, 13,262,600 shares of Series A Convertible Preferred Stock were issued and outstanding and an additional four shares of Series A Convertible Preferred Stock were paid for but were not issued.

The following description of our capital stock is not complete and is subject to, and qualified by, our certificate of incorporation and bylaws, and by the provisions of applicable Delaware law.

Common Stock

Subject to preferences that may be applicable to the rights of holders of our outstanding preferred stock, the holders of our common stock are entitled to receive ratably such dividends as our Board of Directors may from time to time declare out of funds legally available therefor. Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of our stockholders. Delaware law provides that stockholders are not entitled to cumulative voting with respect to the election of directors unless the certificate of incorporation provides otherwise. Our certificate of incorporation does not expressly permit cumulative voting with respect to the election of our directors. Our common stock is not entitled to preemptive rights and is not subject to conversion or redemption.

In the event of our liquidation, our stockholders are entitled to receive pro rata, without regard to par value, all of our assets available for distribution to our stockholders after payment of our obligations and distribution in full of the preferential amount to be distributed to holders of shares of our preferred stock.

Preferred Stock

Our certificate of incorporation authorizes us to issue, without prior consent or additional action of our stockholders, up to 20,000,000 shares of “blank check” preferred stock, par value $0.00001 per share, with such designations, rights and preferences as may be determined from time to time by the board of directors. Accordingly, our board of directors has designated 20,000,000 shares of our preferred stock as Series A Convertible Preferred Stock with the dividend, liquidation, conversion, voting and other rights summarized herein. In the event we have not issued all of the authorized shares of Series A Convertible Preferred Stock, we may, by decreasing the number of authorized shares of Series A Convertible Preferred Stock, cause those unissued shares to resume their status as “blank check” preferred stock.

On June 30, 2005, we sold 13,262,600 shares of Series A Convertible Preferred Stock, not including four shares of Series A Convertible Preferred Stock that were paid for but that were not issued as of the date of this prospectus, to certain investors at a purchase price of $3.77 per share.

The holders of the Series A Convertible Preferred Stock are entitled to receive cumulative dividends at a rate of $0.1885 per share per annum (equivalent to 5% of the original purchase price) payable quarterly in arrears on January 1, April 1, July 1 and October 1 of each year, commencing on October 1, 2005. The cumulative dividends may be paid in cash or, at our option, in additional shares of Series A Convertible Preferred Stock. We failed to make our scheduled October 1, 2005 and January 1, 2006 dividend payments totaling approximately $1,250,000. Due to our failure to make these dividend payments and because the registration statement of which this prospectus is a part had not yet been declared effective, we lost the option to choose unilaterally to make these dividend payments in additional shares of Series A Convertible Preferred Stock as opposed to cash. We are discussing alternatives to paying these dividends in cash with the holders of the Series A Convertible Preferred Stock, including the possibility of paying the dividends with shares of Series A Convertible Preferred Stock.

The Series A Convertible Preferred Stock ranks senior to our common stock with respect to any distribution of assets upon our liquidation. In the event of our liquidation, holders of our Series A Convertible Preferred Stock are entitled, after payment of our creditors, to receive a distribution prior in preference to any holder of our common stock of an amount per share equal to the greater of the original purchase price of our Series A Convertible Preferred Stock, together with unpaid and accrued dividends (whether or not earned or declared), or the amount that a holder of Series A Convertible Preferred Stock would have received if that holder had converted such Series A Convertible Preferred Stock to shares of our common stock immediately prior to the occurrence of the event giving rise to the distribution. In the event the assets available to be distributed to the holders of our Series A Convertible Preferred Stock are insufficient to pay the full preferential amount due such holders then the available assets will be distributed pro rata to the holders of Series A Convertible Preferred Stock.

Holders of our Series A Convertible Preferred Stock have one vote per share on all matters. Except as provided by law, holders of our Series A Convertible Preferred Stock generally vote together with the holders of our common stock as a single class on any action to be taken by our stockholders. The approval of holders of 80% of the outstanding shares of our Series A Convertible Preferred Stock, however, is required to (1) change the rights, preferences or privileges of the Series A Convertible Preferred Stock, (2) increase the authorized number of shares of Series A Convertible Preferred Stock or (3) do any act not contemplated by our certificate of incorporation which would result in taxation of the holders of our Series A Convertible Preferred Stock under Section 305 of the Internal Revenue Code of 1986, as amended.

Shares of our Series A Convertible Preferred Stock are convertible, at the option of the holder, at any time into shares of common stock at the rate of one share of common stock for each share of our Series A Convertible Preferred Stock being converted. In the event we issue additional shares of common stock (other than (1) upon conversion of shares of Series A Convertible Preferred Stock, (2) to certain individuals pursuant to an employee stock incentive plan or written agreement approved by our board of directors or (3) as a dividend or distribution on our Series A Convertible Preferred Stock), then we will make an adjustment to the conversion price of our Series A Convertible Preferred Stock if the consideration per share for the additional issued stock is less than the conversion value then in effect, or immediately prior to the issuance, for the Series A Convertible Preferred Stock.

Subject to certain restrictions, the terms of the Series A Convertible Preferred Stock provide, that we may, at our option, cause all of the outstanding shares of Series A Convertible Preferred Stock to be converted into shares of common stock, at any time and from time to time, if the market price of our common stock equals or exceeds 200% of the conversion price then in effect for any 20 days during the most recent consecutive 30 trading days prior to giving the notice of conversion and the daily trading volume of our common stock for any 20 days during the most recent consecutive 30 trading days prior to giving the notice of conversion equaled or exceeds 50,000 shares. In the event that we fail to declare or pay in full any dividend payable on the Series A Convertible Preferred Stock on the applicable dividend date and we fail to correct such failure within thirty days of the applicable dividend date then we lose our ability to cause all of the outstanding shares of Series A Convertible Preferred Stock to be converted into shares of common stock at anytime. We failed to make such a dividend payment on October 1, 2005 and we, therefore, cannot cause all of the outstanding shares of Series A Convertible Preferred Stock to be converted into shares of common stock at any time.

Anti-Takeover Effects of our Certificate of Incorporation and Bylaws

Our certificate of incorporation and bylaws contain provisions that may have the following anti-takeover effects:

Removal and Vacancy of Directors

Our directors can be removed with or without cause by the affirmative vote of the holders of a majority of the outstanding shares of our capital stock entitled to vote in the election of directors. In the event our stockholders do not fill a director vacancy at the meeting for removal of the director, then our directors may fill the vacancy. Any vacancy that is the result of a director’s resignation may be filled by our board of directors.

No Cumulative Voting

Delaware law provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless the certificate of incorporation provides otherwise. Our certificate of incorporation expressly states that cumulative voting is not allowed for the election of directors.

Limitation on Conversion of Series A Convertible Preferred Stock

In the event we are involved in any merger, consolidation or similar event that has been approved by our board of directors, we will not have the option to cause the conversion of the outstanding shares of Series A Convertible Preferred into shares of our common stock, if our stockholders, immediately prior to the transaction, do not collectively own at least 51% of the outstanding voting securities of the surviving entity immediately following the transaction. Additionally, in the event of the acquisition, as a result of a tender or exchange offer, open market purchases, privately negotiated purchases or in a manner approved by our board of directors, of 50% or more of our outstanding voting securities, we will not have the option to cause the conversion of the outstanding shares of our Series A Convertible Preferred Stock into shares of our common stock. As we previously noted, however, we failed to make a required dividend payment on October 1, 2005, and we therefore cannot cause the conversion of all of the outstanding shares of Series A Convertible Preferred Stock until all accrued dividends have been paid. See “Description of Securities-Preferred Stock.”

Warrants

On June 30, 2005, in connection with our private placement of the Series A Convertible Preferred Stock, we issued a warrant to purchase 266,667 shares of our common stock to Sanders Morris Harris Inc., our placement agent. The warrant has an exercise price of $3.77 per share of common stock and is exercisable for five years from July 1, 2005. The warrant is exercisable for cash or by cashless exercise. The warrant also contains anti-dilution provisions, which will cause the exercise price and/or number of shares the holder will receive upon exercise of the warrant to be adjusted, in the event of stock splits, stock dividends, or other re-capitalizations of us.

Anti-Takeover Provisions of Delaware Law

Delaware law contains provisions that may have anti-takeover effects. We are subject to Section 203 of the Delaware General Corporation Law, which generally prohibits a publicly-held Delaware corporation from engaging in a “business combination” (including a merger, consolidation, sale or lease of assets, or other transaction resulting in a financial benefit) with any "interested stockholder" for a period of three years following the date in which the person became an interested stockholder, unless:

•    Prior to that time, the board of directors approved the business combination or the transaction in which the stockholder became an "interested stockholder;"

•    Upon consummation of the transaction that resulted in the stockholder becoming an "interested stockholder,” "the "interested stockholder" owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the “interested stockholder”), those shares owned by persons who were directors and also officers, and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•    On or subsequent to the date a person became an “interested stockholder,” the business combination was approved by the board of directors and authorized at a meeting of the stockholders, and not by written consent, by vote of at least two-thirds of the outstanding voting stock that is not owned by the "interested stockholder.”

An "interested stockholder" is, subject to certain exceptions, a person who, together with his or her affiliates and associates, owns, or within three years did own, 15% or more of the corporation's outstanding voting stock. These restrictions could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to us and, therefore, may discourage attempts to acquire us.

Indemnification Matters

Our certificate of incorporation includes a provision that limits or eliminates to the fullest extent permitted by Delaware law, the personal liability of our directors for monetary damages for breach of their fiduciary duty as directors to us or our stockholders, except for (i) any breach of such director’s duty of loyalty to us or our stockholders, (ii) for acts or omissions not in good faith which involve intentional misconduct or a knowing violation of law, (iii) authorization of the unlawful payment of a dividend or approval of a stock purchase or redemption in violation of Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which such director derived an improper personal benefit. Our certificate of incorporation also includes a provision which eliminates directors' personal liability to the fullest extent permitted under the Delaware General Corporation Law. These provisions may have the practical effect in certain cases of eliminating the ability of stockholders to collect monetary damages from directors.

Pursuant to our certificate of incorporation and bylaws, we will indemnify an officer or director who was or is a party, or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in our right), by reason of the fact that he is, was or agreed to become a director or officer of us, or is, was or agreed to serve in his capacity as an officer or director of any other corporation, partnership, joint venture, trust or other enterprise (if he was serving in such capacity at our request) or by reason of any action alleged to have been taken or omitted in such capacity against costs, charges, expenses (including attorney’s fees) judgments, fines and amounts paid in settlement actually and reasonably incurred by him or on his behalf in connection with such action, suit or proceeding and any appeal therefrom, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to our best interests.

Pursuant to our certificate of incorporation and bylaws, with respect to actions or suits in our right, we will indemnify an officer or director who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in our right to procure a judgment in its favor by reason of the fact that he is, was or agreed to become a director or officer of us, or is, was or agreed to serve in his capacity as an officer or director of any other corporation, partnership, joint venture, trust or other enterprise (if he was serving in such capacity at our request), or by reason of any action alleged to have been taken or omitted in such capacity against costs, charges, expenses (including attorney’s fees) actually and reasonably incurred by him or on his behalf, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to our best interests. No indemnification, however, will be made in respect of any claim as to which such person is adjudged liable to us unless the Court of Chancery of Delaware, or the court in which the action or suit was brought, determines that despite the adjudication of liability, such person is fairly and reasonably entitled to indemnity for such costs, charges and expenses which the court deems proper.

Our certificate of incorporation provides that we may purchase and maintain insurance on behalf of any person who is, was or agreed to become a director, officer, employee or agent of us or is, was or agreed to serve as a director, officer, employee or agent of any other corporation, partnership, joint venture, trust or other enterprise (if he was serving in such capacity at our request), provided that the insurance is available on acceptable terms as determined by our board of directors.

We currently have in place policies of insurance under which, subject to the limitations of such policies, coverage is provided to our directors and officers against loss arising from claims made by reason of wrongful acts as a director or officer.

We intend to enter into indemnification agreements with our executive officers and directors.

The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

The indemnification provisions described above provide coverage for claims arising under the Securities Act of 1933 and the Securities Exchange Act of 1934. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to our certificate of incorporation, bylaws, Delaware corporation law, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Currently, there is no pending material litigation, action or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management in order to make it more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Transfer Agent and Registrar

Our transfer agent and registrar is Corporate Stock Transfer, Inc.

Listing

Our common stock trades on the OTC Bulletin Board® under the symbol “RNCP.OB.”

Warrant Agent

We act as warrant agent.

LEGAL MATTERS

Broad and Cassel, a partnership including professional associations, Miami, Florida, is giving an opinion regarding the validity of the offered shares of common stock.

EXPERTS

The consolidated financial statements of Ronco Corporation and its subsidiary, as of June 30, 2005, that are included in this prospectus and in the registration statement have been audited by Mahoney Cohen & Company, CPA, P.C., independent registered public accounting firm, to the extent and for the period set forth in their report appearing elsewhere in this prospectus and in the registration statement. The financial statements and the report of Mahoney Cohen & Company, CPA, P.C. are included in reliance upon their report given upon the authority of Mahoney Cohen & Company, CPA, P.C. as experts in auditing and accounting.

Furthermore, the combined financial statements of Ronco Inventions, LLC and Affiliated Companies, as of September 30, 2004 and for the nine months ended June 29, 2005 and September 30, 2004 that are included in this prospectus and in the registration statement have been audited by Mahoney Cohen & Company, CPA, P.C., independent registered public accounting firm, to the extent and for the period set forth in their report appearing elsewhere in this prospectus and in the registration statement. The financial statements and the report of Mahoney Cohen & Company, CPA, P.C. are included in reliance upon their report given upon the authority of Mahoney Cohen & Company, CPA, P.C. as experts in auditing and accounting.

The combined financial statements of Ronco Inventions, LLC and Affiliated Companies as of December 31, 2003 that are included in this prospectus and in the registration statement have been audited by VELAH Group LLP, independent public accounting firm, to the extent and for the period set forth in their report appearing elsewhere in this prospectus and in the registration statement. The financial statements and the report of VELAH Group LLP are included in reliance upon their report given upon the authority of VELAH Group LLP as experts in auditing and accounting.

The combined financial statements of Ronco Inventions, LLC and Affiliated Companies as of December 31, 2002 that are included in this prospectus and in the registration statement have been audited by Weinberg & Company, P.A., independent registered public accounting firm, to the extent and for the period set forth in their report appearing elsewhere in this prospectus and in the registration statement. The financial statements and the report of Weinberg & Company, P.A. are included in reliance upon their report given upon the authority of Weinberg & Company, P.A. as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

             We have filed an amended registration statement on Form S-1 with the SEC in connection with this offering. This prospectus does not contain all of the information set forth in the registration statement and the exhibits filed as part of the registration statement. This prospectus may include references to contracts or other documents of ours; any summaries of these contracts or documents are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit.

We also file annual, quarterly and current reports and other information with the SEC. You may read and copy any report or document we file, and the registration statement, including the exhibits, may be inspected at the SEC’s public reference room located at 100 “F” Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC’s website at http://www.sec.gov.

INDEX TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
AND FINANCIAL STATEMENT SCHEDULE

Report of Independent Registered Public Accounting Firm, Mahoney Cohen & Company, CPA, P.C.	F-2 - F-3

Independent Auditors’ Report, VELAH Group LLP	F-4

Report of Independent Registered Public Accounting Firm, Weinberg & Company	F-5

Consolidated and Combined Balance Sheets at June 30, 2005 (Successor) and September 30, 2004 (Predecessor)	F-6

Consolidated and Combined Statements of Operations for June 30, 2005 (Date of Acquisition) (Successor), for the nine months ended June 29, 2005 and September 30, 2004, and for the years ended December 31, 2003 and 2002 (Predecessor)
F-7

Consolidated and Combined Statements of Stockholders’ and Members’ Equity (Deficiency) for the period from October 15 (Date of Inception) to June 30, 2005 (Successor), for the nine months ended June 29, 2005 and September 30, 2004, and for the years ended December 31, 2003 and 2002 (Predecessor)
F-8

Consolidated and Combined Statements of Cash Flows for June 30, 2005 (Date of Acquisition)(Successor), for the nine months ended June 29, 2005 and September 30, 2004, and for the years ended December 31, 2003 and 2002 (Predecessor)
F-9 - F-10

Notes to Consolidated and Combined Financial Statements	F-11 - F-28

The following consolidated and combined financial statement schedule is included in Item 16(b):

Schedule II - Valuation and Qualifying Accounts

Index to Interim Financial Statements for the three and six months ended December 31, 2005 and 2004	F-29

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Ronco Corporation and Subsidiary

We have audited the accompanying consolidated balance sheet of Ronco Corporation and subsidiary (the “Successor” or “Company”) as of June 30, 2005 and the related consolidated statements of operations and cash flows for the one day June 30, 2005 (Date of Acquisition) and stockholders' equity for the period October 15, 2004 (Date of Inception) to June 30, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ronco Corporation and subsidiary as of June 30, 2005, and the results of their operations and their cash flows for June 30, 2005 (Date of Acquisition) in conformity with accounting principles generally accepted in the United States of America.

/s/ Mahoney Cohen & Company, CPA, P.C.

New York, New York
October 20, 2005, except for Note 20 paragraphs 1 and 2 which is as of October 25, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members and Stockholders
Ronco Inventions, LLC and Affiliated Companies

We have audited the accompanying combined balance sheet of Ronco Inventions, LLC and Affiliated Companies (the “Predecessor” or the “Company”) as of September 30, 2004, and the combined statements of operations, stockholders’ and members’ deficiency and cash flows for the nine months ended June 29, 2005 and September 30, 2004. Our audit also includes the financial statement schedule listed in the index as Item 16(b) for the nine months ended June 29, 2005 and September 30, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Ronco Inventions, LLC and Affiliated Companies as September 30, 2004, and the results of their operations and their cash flows for the nine months ended June 29, 2005 and September 30, 2004 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule for the nine months ended June 29, 2005 and September 30, 2004, when considered in relation to the basic combined financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Mahoney Cohen & Company, CPA, P.C.

New York, New York
October 20, 2005

INDEPENDENT AUDITORS’ REPORT

To the Members and Stockholder
Ronco Inventions, LLC and Affiliated Companies:

We have audited the accompanying combined statements of operations, stockholders’ and members’ deficiency, and cash flows of Ronco Inventions, LLC and Affiliated Companies (collectively, the “Company”), which are under common ownership and common management, for the year ended December 31, 2003. Our audit also includes the financial statement schedule listed in the index as Item 16(b) for the year ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the combined statements of operations, stockholders’ and members’ deficiency, and cash flows referred to above present fairly, in all material respects, the results of its operations and its cash flows of the Company for the year then ended in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule when considered in relation to the basic combined financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ VELAH Group LLP

VELAH Group LLP
Los Angeles, California
August 19, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors
Ronco Inventions, LLC and Affiliated Entities

We have audited the accompanying combined statements of operations, stockholders’ and members’ deficiency, and cash flows of Ronco Inventions, LLC and Affiliated Entities for the year ended December 31, 2002. Our audit also includes the financial statement schedule listed in the index as Item 16 for the year ended December 31, 2002. These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall combined financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Ronco Inventions, LLC and Affiliated Entities for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule considered in relation to the basic combined financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 15 to the combined financial statements, certain errors resulting in an understatement of previously reported property and equipment at December 31, 2002 were discovered by management of the Company during the period ended June 30, 2005. Accordingly, the combined financial statements for the year ended December 31, 2002 have been restated.

WEINBERG & COMPANY, P.A.

/s/ Weinberg & Company, P.A.

Boca Raton, Florida
June 12, 2003, except for note 15, as to which the date is October 12, 2005

RONCO CORPORATION AND SUBSIDIARY

CONSOLIDATED AND COMBINED BALANCE SHEETS
JUNE 30, 2005 AND SEPTEMBER 30, 2004

ASSETS
	Successor	Predecessor
	June 30, 2005	September 30, 2004
CURRENT ASSETS:
Cash and cash equivalents	$834,358	$2,421,984
Accounts receivable, net of allowance for doubtful accounts and returns of $1,480,000 at September 30, 2004	2,264,315	3,481,628
Inventories	8,968,199	11,465,549
Prepaid expenses and other current assets	2,537,506	3,005,629
Due from predecessor entities	135,676	--
Total current assets	14,740,054	20,374,790
INVESTMENTS	1,627,823	2,061,107
PROPERTY AND EQUIPMENT, Net	925,000	1,253,803
OTHER ASSETS:
Production costs, net of accumulated amortization $588,986 at September 30, 2004	100,000	313,039
Due from affiliate	--	190,034
Deposits	182,500	211,505
DEFERRED INCOME TAXES	310,000	--
INTANGIBLE ASSETS	42,923,600	--
GOODWILL	2,953,481	--
	$63,762,458	$24,404,278
LIABILITIES AND STOCKHOLDERS' AND MEMBERS' EQUITY (DEFICIENCY)
CURRENT LIABILITIES:
Current maturities of notes payable	$2,876,000	$--
Accounts payable	3,156,080	7,883,089
Accrued expenses	430,251	825,388
Due to affiliates	--	120,462
Product development and license fees payable	--	7,070,465
Deferred income	75,000	4,502,924
Total current liabilities	6,537,331	20,402,328
LONG-TERM LIABILITIES:
Loan payable to stockholder and affiliate	--	39,150,000
Deferred income	--	1,241,662
Notes payable, less current maturities	10,282,180	--
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' AND MEMBERS' EQUITY (DEFICIENCY)
Series A Convertible Preferred stock, $.00001 par value; 20,000,000 shares authorized; 13,262,600 shares issued and outstanding at June 30, 2005	133	--
Common stock, $.00001 par value; 500,000,000 shares authorized 2,091,605 shares issued and outstanding at June 30, 2005	21	--
Common stock - Popeil Inventions, Inc., $1 par value; 1,000 shares authorized, issued and outstanding at September 30, 2004	--	1,000
Common stock - R.P. Productions, Inc., $.0025 par value; 10,000,000 shares authorized; 100 shares issued and outstanding at September 30, 2004	--	1
Common stock to be issued	1,206,870	--
Additional paid-in capital	49,513,066	1,194,375
Deferred compensation	(3,310,096)	--
Accumulated deficit	(467,047)	(23,799,790)
Members' deficit	--	(13,785,298)
Total stockholders' and members' equity (deficiency)	46,942,947	(36,389,712)
	$63,762,458	$24,404,278

See accompanying notes.

RONCO CORPORATION AND SUBSIDIARY

CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS

FOR ONE DAY (DATE OF ACQUISITION) JUNE 30, 2005, NINE MONTHS
ENDED JUNE 29, 2005 AND SEPTEMBER 30, 2004 AND YEARS ENDED DECEMBER 31, 2003 AND 2002

	Successor	Predecessor
	(Date of Acquisition) June 30, 2005	Nine Months Ended June29, 2005	Nine Months Ended September 30, 2004
Net sales	$--	$68,985,101	$63,245,257
Cost of sales	--	(16,844,057)	(16,842,282)
Gross profit	--	52,141,044	46,402,975
Selling, general and administrative expenses	765,967	50,446,473	53,216,762
Impairment loss on equipment	--	--	771,048
	765,967	50,446,473	53,987,810
(Loss) income from operations	(765,967)	1,694,571	(7,584,835)
Other income, net	--	(7,840)	--
Interest expense, net of interest income of $104,251 and $133,830 - June 29, 2005 and September 30, 2004, respectively	--	(2,824,260)	(120,482)
Loss before benefit for income taxes	(765,967)	(1,137,529)	(7,705,317)
Benefit for income taxes	(310,000)	--	--
Net loss	$(455,967)	(1,137,529)	(7,705,317)
Pro forma tax benefit (unaudited)		(455,012)	(3,082,127)
Pro forma net loss (unaudited)		$(682,517)	$(4,623,190)
NET LOSS PER SHARE:
Net loss per share - basic and diluted	$(0.22)	N/A	N/A
Pro forma net loss per share - basic and diluted (unaudited)	N/A	$(0.33)	$(2.21)
Weighted average shares outstanding - basic and diluted	2,091,605	N/A	N/A
Pro forma weighted average shares outstanding - basic and diluted (unaudited)	N/A	2,091,605	2,091,605

	Predecessor
	Year Ended December 31, 2003	Year Ended December 31, 2002 Restated
Net sales	$93,500,173	$98,362,744
Cost of sales	(29,274,097)	(36,153,419)
Gross profit	64,226,076	62,209,325
Selling, general and administrative expenses	67,652,570	71,937,421
Impairment loss on equipment	--	--
	67,652,570	71,937,421
(Loss) income from operations	(3,426,494)	(9,728,096)
Other income, net	385,992	253,980
Interest expense, net of interest income of $104,251 and $133,830 - June 29, 2005 and September 30, 2004, respectively	--	--
Loss before benefit for income taxes	(3,040,502)	(9,474,116)
Benefit from Income taxes	--	--
Net loss	$(3,040,502)	$(9,474,116)
NET LOSS PER SHARE:
Net loss per share - basic and diluted	N/A	N/A
Weighted average shares outstanding - basic and diluted	N/A	N/A
See accompanying notes.

RONCO CORPORATION AND SUBSIDIARY

CONSOLIDATED AND COMBINED STATEMENTS OF STOCKHOLDERS’
AND MEMBERS’ EQUITY (DEFICIENCY)
PERIOD FROM OCTOBER 15, 2004 (DATE OF INCEPTION) TO JUNE 30, 2005,
NINE MONTHS ENDED JUNE 29, 2005 AND SEPTEMBER 30, 2004
AND YEARS ENDED DECEMBER 31, 2003 AND 2002

Successor:
	Ronco Corporation Common Stock		Ronco Corporation Series A Convertible Preferred Stock		Common Stock to	Additional Paid-in	Deferred	Accumulated
	Shares	Amount	Shares	Amount	be Issued	Capital	Compensation	Deficit	Total
BALANCE, beginning at October 15, 2004 (Date of Inception)	--	$--	--	$--	$--	$--	$--	$--	$--
Issuance of Common Stock	800,002	8				3,237			3,245
Recapitalization of Fi-Tek VII, Inc.	477,639	5				11,784			11,789
Issuance of Preferred Stock			13,262,600	133		49,999,867			50,000,000
Issuance costs on Preferred Stock						(3,570,460)			(3,570,460)
Issuance of Common Stock to officers at fair value (cash received $6,403)	640,251	6				2,413,741	(2,106,426)		307,321
Issuance of Common Stock for transaction costs at fair value (cash received $1,601)	173,713	2				654,897			654,899
Common stock to be issued to officer as deferred compensation at fair value (cash received $3,200)					1,206,870		(1,203,670)		3,200
Net loss (a)								(467,047)	(467,047)
BALANCE, June 30, 2005	2,091,605	$21	13,262,600	$133	$1,206,870	$49,513,066	$(3,310,096)	$(467,047)	$46,942,947

Predecessor:
	Popeil Inventions, Inc. Common Stock		R.P. Productions, Inc. Common Stock		Additional Paid-in	Accumulated	Ronco Inventions, LLC Members’
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit	Total
BALANCE, January 1, 2002	1,000	$1,000	100	$1	$1,194,375	$(16,030,483)	$(481,308)	$(15,316,415)
Reclassification	--	--	--	--	--	3,943,362	(3,943,362)	--
Prior period adjustment	--	--	--	--	--	(135,489)	(235,567)	(371,056)
January 1, 2002, As restated	1,000	1,000	100	1	1,194,375	(12,222,610)	(4,660,237)	15,687,471
Net loss (Restated)						(5,712,123)	(3,761,993)	(9,474,116)
Dividends						(482,306)	--	(482,306)
BALANCE, December 31, 2002	1,000	1,000	100	1	1,194,375	(18,417,039)	(8,422,230)	(25,643,893)
Net loss						(364,024)	(2,676,478)	(3,040,502)
BALANCE, December 31, 2003	1,000	1,000	100	1	1,194,375	(18,781,063)	(11,098,708)	(28,684,395)
Net loss						(5,018,727)	(2,686,590)	(7,705,317)
BALANCE, September 30, 2004	1,000	1,000	100	1	1,194,375	(23,799,790)	(13,785,298)	(36,389,712)
Net loss (Income)						2,110,822	(3,248,351)	(1,137,529)
Sale of assets to Successor	(1,000)	(1,000)	(100)	(1)	(1,194,375)	21,688,968	17,033,649	37,527,241
BALANCE, June 29, 2005	--	$--	--	$--	$--	$--	$--	$--

(a)	Includes $11,080 of Ronco Marketing Corporation expenses not included in the consolidated and combined statements of operations.

See accompanying notes.

RONCO CORPORATION AND SUBSIDIARY

CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS
FOR ONE DAY (DATE OF ACQUISITION) JUNE 30, 2005,
NINE MONTHS ENDED JUNE 29, 2005 AND SEPTEMBER 30, 2004
AND YEARS ENDED DECEMBER 31, 2003 AND 2002

	Successor	Predecessor
	Period for One day (Date of acquisition) June 30, 2005	Nine Months June 29, 2005	Nine Months September 30, 2004
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(455,967)	$(1,137,529)	$(7,705,317)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	--	601,671	953,928
Gain on sale of property and equipment	--	--	--
Impairment loss on Tooling	--	--	771,048
Bad debt expense	--	--	1,474,147
Deferred income taxes	(310,000)	--	--
Compensation expense from the issuance of common stock	300,919	--	--
Changes in operating assets and liabilities, net of effect of acquisition of businesses:
Accounts receivable	--	1,214,221	4,612,403
Inventories	--	2,497,350	(5,652,929)
Prepaid expenses and other current assets	(210,490)	668,872	2,222,083
Other assets	--	(6,705)	(454,214)
Accounts payable	--	(4,994,730)	206,150
Accrued expenses	--	2,798,142	177,827
Royalty and license fees payable	--	(580,027)	(40,380,573)
Deferred income	--	(3,444,870)	2,548,315
Net cash (used in) provided by operating activities	(675,538)	(2,383,605)	(41,227,132)
CASH FLOWS FROM INVESTING ACTIVITIES:
Property and equipment purchased	--	(453,519)	(243,084)
Proceeds from sale of property and equipment	--	--	--
Deposit received on acquisition of Successor	--	100,000	--
Proceeds from investment in securities	--	500,000	500,003
Acquisition of businesses, net of cash acquired of $12,293	(44,934,093)	--	--
Net cash (used in) provided by investing activities	(44,934,093)	146,481	256,919
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from loans from stockholder and affiliate	--	--	39,150,000
Proceeds from note payable	391,810	--	--
Payments on note payable	(391,810)	--	--
Net advances to affiliates	--	12,339	(81,436)
Dividends paid	--	--	--
Proceeds from issuance of preferred stock, net of issuance costs of $3,570,460	46,429,540	--	--
Issuance of common stock	14,449	--	--
Net cash provided by (used in) financing activities	46,443,989	12,339	39,068,564
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	834,358	(2,224,785)	(1,901,649)
CASH AND CASH EQUIVALENTS, Beginning of Period	--	2,421,984	4,323,633
CASH AND CASH EQUIVALENTS, End of Period	$834,358	$197,199	$2,421,984
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for:
Income taxes	$--	$1,600	$1,600
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:
On June 30, 2005, the Company acquired businesses (see Note 2). The following table summarizes the purchase transaction on the date of acquisition:
Purchase Price:
Cash	$40,209,000
Transaction costs (including $653,298 of common stock issued)	5,728,859
Notes Payable	13,158,180
Total purchase price	59,096,039
Less Fair Value of:
Assets acquired	59,454,129
Liabilities assumed	(3,311,571)
Goodwill	$2,953,481

On June 30, 2005, the Company issued common stock at fair value of $3,310,096 for deferred compensation.

On June 30, 2005, the Company accrued $338,175 of transaction costs.

CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR ONE DAY (DATE OF ACQUISITION) JUNE 30, 2005,
NINE MONTHS ENDED JUNE 29, 2005 AND SEPTEMBER 30, 2004
AND YEARS ENDED DECEMBER 31, 2003 AND 2002
	Predecessor
	Year Ended December 31, 2003	Year Ended December 31, 2002 (Restated)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(3,040,502)	$(9,474,116)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	1,391,671	1,151,112
Gain on sale of property and equipment	(624)	--
Impairment loss on equipment	--	--
Bad debt expense	3,691,009	760,036
Deferred income taxes	--	--
Compensation expense from the issuance of common stock	--	--
Changes in operating assets and liabilities, net of effect of acquisition of businesses:
Accounts receivable	(4,361,600)	2,819,279
Inventories	1,338,015	(2,205,155)
Prepaid expenses and other current assets	(57,213)	(2,056,737)
Other assets	(361,481)	137,235
Accounts payable	1,030,675	(249,511)
Accrued expenses	237,059	(2,390,712)
Royalty and license fees payable	1,497,327	9,303,930
Deferred income	(704,893)	(771,884)
Net cash (used in) provided by operating activities	659,443	(2,976,523)
CASH FLOWS FROM INVESTING ACTIVITIES:
Property and equipment purchased	(555,842)	(1,330,786)
Proceeds from sale of property and equipment	1,000	--
Deposit received on acquisition of Successor	--	--
Proceeds from investment in securities	--	111,691
Acquisition of businesses, net of cash acquired of $12,293	--	--
Net cash (used in) provided by investing activities	(554,842)	(1,219,095)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from loans from stockholder and affiliate	--	--
Proceeds from note payable	--	750,000
Payments on note payable	(375,000)	(375,000)
Net advances to affiliates	11,600	(56,315)
Dividends paid	--	(482,306)
Proceeds from issuance of preferred stock, net of issuance costs of $3,570,460	--	--
Issuance of common stock	--	--
Net cash provided by (used in) financing activities	(363,400)	(163,621)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(258,799)	(4,359,239)
CASH AND CASH EQUIVALENTS, Beginning of Period	4,582,432	8,941,671
CASH AND CASH EQUIVALENTS, End of Period	$4,323,633	$4,582,432
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for:
Income taxes	$1,600	$1,600

See accompanying notes.

RONCO CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

Ronco Corporation (the “Company” or the “Successor”), a Delaware corporation, is a provider of proprietary consumer products for the kitchen and home. The Company markets its products primarily in the United States through the broadcast of direct response commercial announcements known as infomercials, internet advertising, its in-house customer service department, tele-marketing and through wholesale distributors to retailers.

On June 29, 2005, Fi-Tek VII, Inc. (“Fi-Tek”), a publicly traded shell corporation, acquired all of the outstanding shares of Ronco Marketing Corporation (“RMC”) through the merger of a wholly-owned subsidiary of Fi-Tek with and into RMC. RMC continued as the surviving corporation after this transaction and became a wholly-owned subsidiary of the Company. Upon closing of the merger, Fi-Tek changed its name to Ronco Corporation and completed a 1 to 89 stock split of Fi-Tek outstanding shares of common stock. In exchange for their shares of RMC, the former holders of RMC common stock received 800,002 post-reverse split shares of the Company’s stock. The Company’s existing stockholders (the stockholders of the Company when it was operating as Fi-Tek) retained the remaining 477,639 shares of the outstanding common stock of the Company following the merger and reverse stock split of the common stock. The transaction was accounted for as a reverse acquisition into a publicly traded shell corporation, and accordingly, no goodwill was recorded. As a result of the reverse acquisition, the historical financial statements of Fi-Tek for the periods prior to the date of the transaction are not presented.

Effective June 30, 2005, the Company through its wholly-owned subsidiary, RMC, completed a series of transactions to acquire certain assets and assumed certain liabilities of Ronco Inventions, LLC (“RI” or “LLC”), a California limited liability company; Popeil Inventions, Inc. (“PII”), a Nevada S corporation; RP Productions, Inc. (“RPP”) a Nevada S corporation (collectively, the “Seller Entities” or the “Predecessor”); and certain patents and other intellectual property rights from Ronald M. Popeil (“Popeil”).

Principles of Consolidation and Combination

Successor - The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, RMC.

Predecessor - The accompanying combined financial statements include the accounts of the Seller Entities, which are affiliated through common ownership and management.

All significant intercompany balances and transactions have been eliminated in consolidation or combination.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Fiscal Year-End

Successor - The Company has a fiscal year end of June 30. Expenses of Ronco Marketing Corporation (Successor) in the amount of $11,080 are not included in the consolidated statement of operations for June 30, 2005 because these expenses are prior to the date of acquisition.

Predecessor - In 2004, the Seller Entities changed their fiscal year-end from December 31 to September 30. The combined Seller Entities financial statements include the results of operations for the nine months ended June 29, 2005 and September 30, 2004 and the results from operations for the years ended December 31, 2003 and 2002. For comparative purposes we have shown below the unaudited financial statement for the nine months ended June 30, 2004 and September 30, 2003.

	9 Months Ended 6/29/05	9 Months Ended 6/30/04	9 Months Ended 9/30/2004	9 Months Ended 9/30/2003
		(Unaudited)		(Unaudited)
Net sales	$68,985,101	$92,823,959	$63,245,257	$42,195,654

Cost of goods sold	(16,844,057)	(27,312,386)	(16,842,282)	(14,271,989)

Gross Profit	52,141,044	65,511,573	46,402,975	27,923,665

Selling and general administrative expenses	50,446,473	71,762,668	53,216,762	31,194,972
Impairment loss on equipment			771,048

Operating income (loss)	1,694,571	(6,251,095)	(7,584,835)	(3,271,307)

Interest income (expense), net	(2,824,260)	49,946	(120,482)	158,836
Other Income (expense)	(7,840)	(131,977)	--	--

Net Loss	(1,137,529)	(6,333,126)	(7,705,317)	(3,112,471)

Pro forma income tax benefit (unaudited)	455,012	2,533,250	3,082,127	1,244,988

Pro forma net loss (unaudited)	$(682,517)	$(3,799,876)	$(4,623,190)	$(1,867,483)

Pro forma net loss per share (unaudited)	$(0.33)	$(1.82)	$(2.21)	$(0.89)

Pro forma weighted shares outstanding (unaudited)	2,091,605	2,091,605	2,091,605	2,091,605

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Cash and Cash Equivalents

Cash and cash equivalents include all short-term, highly liquid investments purchased with original maturities of three months or less.

Inventories

Our inventories are valued at the lower of cost, determined by the first-in, first-out method, or market value. With respect to the acquisition of the Ronco business, we accounted for the inventories acquired at fair value in accordance with purchase accounting. Inventory costs are comprised primarily of product, freight and duty. The Company writes down inventory for estimated obsolescence equal to the difference between cost of inventory and the estimated market value based upon assumptions about future demand and market conditions.

Revenue Recognition

The Company and Seller Entities recognize revenue from the sale of products when the products are shipped to the customers, provided that the price is fixed, title has been transferred and collectibility of the resulting receivable is reasonably assured. Net sales include revenue generated from products shipped, shipping and handling fees and revenue earned on extended service contracts, less returns and sales allowances. Revenue from free trial sales are recognized after the trial period is over and the customer has not returned the product. Returns and sales allowances are for damaged goods and anticipated customer returns.

For the nine months ended June 29, 2005 and September 30, 2004 and for the years ended December 31, 2003 and 2002, the Seller Entities generated approximately 99%, 98%, 92% and 96% of sales, respectively, from two kitchen products. The Seller Entities total sales are comprised of direct response and wholesale business of approximately 81% and 19%, 80% and 20%, 74% and 26%, and 74% and 26% for the nine months ended June 29, 2005 and September 30, 2004 and the years ended December 31, 2003 and 2002, respectively.

Revenue from the sale of extended service contracts is recognized on a straight-line basis over the life of the extended service contract. Extended service contract lives begin after the six-month free warranty period and range from three to four years. Amounts received from the sale of extended service contracts prior to revenue being recognized are included in deferred income on the combined balance sheet for September 30, 2004. At June 30, 2005, deferred revenue has been recorded at fair value in accordance with purchase accounting, see Note 2.

The Company and Seller Entities do not accrue warranty costs, since such were insignificant for the nine months ended June 29, 2005 and September 30, 2004 and for the years ended December 31, 2003 and 2002.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Shipping and Handling Costs

Shipping and handling costs are included in selling, general and administrative expenses. For the nine months ended June 29, 2005 and September 30, 2004, and for the years ended December 31, 2003 and 2002 shipping and handling costs approximated $7,580,000, $8,081,000, $8,468,000, $7,323,000, respectively.

Investments

Successor - The Company has accounted for investments as held to maturity which consist of securities that management has the ability and intent to hold to maturity and are carried at amortized cost which is equivalent to the fair value at June 30, 2005, in accordance with purchase accounting, see Note 2. The Company determines specific identification for computing realized gains or losses for securities sold.

Predecessor - The Seller Entities have classified their investments as held to maturity, which consist of securities that management has the ability and intent to hold to maturity and are carried at amortized cost. The Seller Entities determine specific identification for computing realized gains or losses for securities sold.

Stock-Based Compensation

The Company uses the intrinsic value method to account for stock-based compensation in accordance with Accounting Principals Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”. Compensation costs for the Company’s stock grants have been determined based on the fair value at the grant dates of the awards less the price paid for the stock. In addition, as of June 30, 2005 the Company did not issue any stock options.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

Successor - At June 30, 2005, the Company has accounted for property and equipment at fair value in accordance with purchase accounting, see Note 2. The Company provides for depreciation utilizing straight-line methods based on the estimated useful lives ranging from three to seven years. Leasehold improvements are amortized over the shorter of the estimated life of the asset or lease term.

Predecessor - The Seller Entities policy is to record property and equipment at cost. The Seller Entities provide for depreciation and amortization utilizing accelerated methods based on the estimated useful lives ranging from three to seven years. Leasehold improvements are amortized over the shorter of the estimated life of the asset or lease term.

Impairment of Long-Lived Assets

The Company and Seller Entities evaluate long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If the estimated future cash flows (undiscounted and without interest charges) from the use of an asset are less than the carrying value, a write-down would be recorded to reduce the related asset to its estimated fair value.

During the nine months ended September 30, 2004, the Seller Entities recorded an impairment charge of approximately $771,000 for tooling that is no longer being used.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Goodwill and Acquired Intangibles

Intangible assets are comprised of patents, customer relationships, consulting agreement and trademarks. Goodwill represents acquisition costs in excess of the net assets of businesses acquired. In accordance with SFAS 142, “Goodwill and Other Intangible Assets” goodwill is no longer amortized; instead goodwill is tested for impairment on an annual basis. The Company assesses the impairment of identifiable intangibles and goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors the Company considers to be important which could trigger an impairment review include the following:

o	Significant underperformance relative to expected historical or projected future operating results;

o	Significant changes in the manner of use of the acquired assets or the strategy for the overall business; and

o	Significant negative industry or economic trends.

When the Company determines that the carrying value of intangibles and other long-lived assets may not be recoverable based upon the existence of one or more of the above indicators of impairment and the carrying value of the asset cannot be recovered from projected undiscounted cash flows, the Company records an impairment charge. The Company measures any impairment based on a projected discounted cash flow method using a discount rate determined by management to be commensurate with the risk inherent in the current business model. Significant management judgment is required in determining whether an indicator of impairment exists and in projecting cash flows.

Patents are being amortized over 19 years, customer relationships over 1.5 to 10 years and consulting agreements over 3 years, utilizing the straight-line method. Amortization expense has not been recorded since the Acquisition occurred on June 30, 2005, see Note 2.

Trademarks have an indefinite life.

Production Costs

Successor - At June 30, 2005, the Company has accounted for production costs at fair value in accordance with purchase accounting, see Note 2. The production costs of infomercials are amortized on a straight-line basis using an estimated useful life of three years.

Predecessor - The Seller Entities amortize the production costs of infomercials on a straight-line basis based using an estimated useful life of three years.

Income Taxes

Successor - Deferred income tax assets and liabilities are computed annually for differences between the financial statements and income tax bases of assets and liabilities. Such deferred income tax asset and liability computations are based on enacted tax laws and rates applicable to periods in which the differences are expected to reverse. A valuation allowance is established, when necessary, to reduce deferred income tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred income tax assets and liabilities.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Income Taxes - Continued

Predecessor - PII and RPP have elected to be treated as S corporations for federal and state income tax purposes. Pursuant to these elections, the income or loss of the companies is included in the income tax returns of their stockholders. In addition, RI is a limited liability company, which is a non-taxable entity for federal and state income tax purposes. Accordingly, the members’ have responsibility for payment of tax on their individual shares of income or losses. For comparative purposes, for the nine months ended June 29, 2005 and September 30, 2004 the Company used an effective tax rate of 40% to calculate the pro forma tax benefit.

Advertising Costs

Advertising costs are expensed when broadcast. Amounts paid for advertising prior to the broadcast are deferred as prepaid advertising costs until such time that the advertising has been broadcast.

Advertising expense amounted to approximately $29,907,000, $31,096,000, $29,419,000, and $35,200,000 for the nine months ended June 29, 2005 and September 30, 2004 and years ended December 31, 2003 and 2002, respectively.

Fair Value of Financial Instruments

Successor - The carrying amounts of significant financial instruments, which includes accounts receivable, accounts payable and accrued expenses are at fair value as of June 30, 2005 in accordance with purchase accounting, see Note 2.

Predecessor - The carrying amounts of significant financial instruments, which includes accounts receivable, accounts payable and accrued expenses, approximated fair value as of September 30, 2004 due to their short-term maturities. Fair value of related party loans cannot be determined due to lack of similar instruments available to the Seller Entities.

Loss Per Share

Successor - Basic and diluted net loss per share information for June 30, 2005 (Date of Acquisition) is presented in accordance with SFAS No. 128, Earnings Per Share. Basic loss per share is calculated by dividing the net loss attributable to common stockholders by the weighted-average common shares outstanding during the period. Diluted loss per share is calculated by dividing net loss attributable to common stockholders by the weighted-average common shares outstanding. The dilutive effect of preferred stock and warrants convertible into an aggregate of approximately 13,529,000 of common shares as of June 30, 2005, are not included as the inclusion of such would be anti-dilutive for all periods presented.

Predecessor - Loss per share for the nine months ended June 29, 2005 and September 30, 2005 and years ended December 31, 2003 and 2002 is not applicable to the Seller Entities as they were a combination of privately held companies that were different legal entities, and accordingly, the weighted-average number of common shares outstanding is not determinable. For comparative purposes the Company calculated earnings per share on a Pro forma basis using the outstanding common shares of 2,091,605 as of June 30, 2005 for the nine months ended June 29, 2005 and September 30, 2004 as the weighted-average common shares outstanding.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Accounting Pronouncements

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs, an amendment of APB No. 43, Chapter 4.” SFAS No. 151 retains the general principle of APB 43, Chapter 4, “Inventory Pricing (AC Section I78),” that inventories are presumed to be stated at cost; however, it amends APB 43 to clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and requires the allocation of fixed production overheads to inventories based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after November 23, 2004. The Company has evaluated SFAS No. 151 and it does not anticipate that the adoption of SFAS No. 151 will have a significant impact on the Company’s overall results of operations or financial position.

In December 2004, the FASB issued SFAS No. 123(R), “Share-Based Payment”, which establishes standards for transactions in which an entity exchanges its equity instruments for goods or services. This standard requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award. This eliminates the exception to account for such awards using the intrinsic method previously allowable under APB Opinion No. 25. SFAS No. 123 (R) will be effective for the interim period beginning January 1, 2006. The Company anticipates that the adoption will have an effect on the Company’s results of operations.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 20, Accounting for Nonmonetary Transactions.” The amendments made by SFAS No. 153 are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replace it with a broader exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement shall be applied prospectively and is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date of issuance. The Company does not anticipate that the adoption of SFAS No. 153 will have a significant impact on the Company’s overall results of operations or financial position.

In May 2005, the FASB issued SFAS 154, “Accounting Changes and Error Corrections,” that applies to all voluntary changes in accounting principle. This Statement requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. When it is impracticable to determine the period-specific effects of an accounting change on one or more individual prior periods presented, this Statement requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) for that period rather than being reported in an income statement. When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, this Statement requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable. SFAS 154 will be effective for the Company for fiscal year ended June 30, 2007. The Company does not anticipate that the adoption of SFAS No. 154 will have an impact on the Company’s overall results of operations or financial position.

NOTE 2 - BUSINESS ACQUISTION

On June 30, 2005, the Company completed the acquisition of certain of the Seller Entities’ assets and assumption of certain liabilities; and the acquisition of patents and of certain intellectual property rights from Popeil (collectively, the “Acquisition”). The Acquisition was made pursuant to a purchase agreement between RMC and the Seller Entities and Popeil. The Board of Directors agreed to purchase the Seller Entities because of its leadership position in the direct response industry.

The stated purchase price in the purchase agreement between RMC and the Seller Entities and Popeil was $56,509,000, of which the Company delivered $40,209,000 in cash on or before the closing. The remainder of $16,300,000 was made up of promissory notes issued to the Seller Entities. The promissory notes were based on the estimated net value of the acquired assets, as defined. The preliminary determination of net value of the acquired assets, resulted in approximately $3,142,000 reduction to the promissory notes.

The purchase price subject to final agreement between the Company and the Seller Entities was $59,096,039, which consisted of the cash payment of $40,209,000, the adjusted promissory notes of $13,158,180, and transaction costs of $5,728,859, and are allocated as follows:

Accounts receivable	$2,264,315
Inventories	8,968,199
Prepaid expenses and other current assets	2,327,016
Due from predecessor entities	135,676
Investments	1,627,823
Property and equipment	925,000
Production costs	100,000
Deposits	182,500
Intangibles	42,923,600
Goodwill	2,953,481
Accounts payable	(3,155,576)
Accrued expenses	(80,995)
Deferred income	(75,000)
Total Purchase Price	$59,096,039

The Company’s management and the Board of Directors believes that the purchase of certain assets and assumption of certain liabilities of the Seller Entities and Popeil that resulted in approximately $2,953,000 of goodwill is justified because of the Seller Entities position in the marketplace and expected increased cash flows to the Company. The Company expects all of the goodwill will be deductible for income tax purposes.

The promissory notes to the Seller Entities are subject to finalization between the Company and the Seller Entities as to the calculation of the estimated net value of the acquired assets, as defined.

NOTE 3 - ACQUIRED INTANGIBLE ASSETS

In connection with the Acquisition of the Seller Entities and Popeil, the Company recorded intangible assets as follows:

Amortizable Intangibles:
Patents	$9,890,000
Customer relationships	5,680,000
Popeil consulting agreement	5,663,600
Total amortizable intangibles	$21,233,600
Unamortizable intangible assets:
Trademarks	$21,690,000
Goodwill	2,953,481
Total unamortizable intangibles	$24,643,481

Estimated amortization expense:
For year ending June 30, 2006	$5,946,000
For year ending June 30, 2007	$4,199,000
For year ending June 30, 2008	$2,452,000
For year ending June 30, 2009	$565,000
For year ending June 30, 2010	$565,000

NOTE 4 - CONCENTRATIONS OF RISK

Cash and Cash Equivalents

The Company and Seller Entities maintain most of its cash balances at a bank located in California. Accounts at this institution are insured by the Federal Deposit Insurance Corporation up to $100,000.

Accounts Receivable.

The Company utilizes the allowance method for accounting for losses from uncollectible accounts. Under this method, an allowance for doubtful accounts reflects the Company’s best estimate of probable losses inherent in the accounts receivable balance. Management has determined the allowance based on known troubled accounts, historical experience and other currently available evidence. The Company accrues its estimated product returns and records this as a reduction of accounts receivable.

Suppliers

The Seller Entities purchased approximately 99% and 94% of merchandise from three vendors for the nine months ended June 29, 2005 and September 30, 2004, respectively. The Seller Entities purchased approximately 94% of their merchandise from one vendor for the years ended December 31, 2003 and 2002, respectively. These vendors have suppliers and manufacturing locations in Korea and China.

NOTE 5 - INVESTMENTS

Successor - At June 30, 2005, investments classified as held to maturity consisted of obligations of states and political subdivisions, including municipal bonds, which are valued at amortized cost which is equivalent to fair value of $1,627,823.

Scheduled maturities of securities classified as held to maturity at June 30, 2005 were as follows:

Due in:
2007	$30,001
2008	1,026,040
2015	120,552
2018	425,124
2019	26,106
$1,627,823

In October 2005, the municipal bond valued at $1,026,040 was called.

Predecessor - Investments classified as held to maturity are as follows at September 30, 2004:
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

Obligations of states and political subdivisions, including municipal bonds	$2,061,107	$140,443	$--	$2,201,550

All investments are pledged to a bank as collateral (see Note 11).

NOTE 6 - PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following at June 30, 2005 and September 30, 2004:

	Successor June 30, 2005	Predecessor September 30, 2004
Prepaid advertising	$1,474,447	$1,691,127
Deposits	716,232	683,219
Prepaid insurance	210,490	377,956
Other	136,337	253,327
	$2,537,506	$3,005,629

NOTE 7 - ACCRUED EXPENSES

Accrued expenses consisted of the following at June 30, 2005 and September 30, 2004:

	Successor June 30, 2005	Predecessor September 30, 2004
Accrued payroll, related expenses and fringe benefits	$--	$287,541
Accrued sales tax payable	--	61,746
Accrued interest	11,080	246,699
Finder and promoter fees	150,000	--
Other	269,171	229,402
	$430,251	$825,388

NOTE 8 - PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at June 30, 2005 and September 30, 2004:

	Successor June 30, 2005	Predecessor September 30, 2004
Transportation equipment	$62,000	$1,162,442
Office furniture and equipment	388,000	2,298,689
Tooling	475,000	274,529
Leasehold improvements	--	570,574
	925,000	4,306,234
Less: Accumulated depreciation and amortization	--	3,052,431
	$925,000	$1,253,803

There was no depreciation expense for the period ended June 30, 2005 as the Acquisition closed on the last day of the year-end.

Depreciation and amortization expense was approximately $455,000, $804,000, $1,199,000 and $1,151,000, for the nine months ended June 29, 2005 and September 30, 2004 and years ended December 31, 2003 and 2002, respectively.

NOTE 9 - DEFERRED INCOME

Successor - At June 30, 2005, the Company accounted for deferred income at fair value in accordance with purchase accounting, see Note 2, which was valued at $75,000.

Predecessor - As of September 30, 2004, deferred income consists of unamortized extended service contracts amounting to $2,482,799 and cash received on unshipped orders of $3,261,787. For the nine months ended June 29, 2005 and September 30, 2004 and for the years ended December 31, 2003 and 2002, revenues generated from extended services contracts were approximately $1,008,000, $1,183,000, $2,263,000, and $2,850,000, respectively.

NOTE 10 - STOCKHOLDERS’ EQUITY

Successor:

Series A Convertible Preferred Stock

In connection with the Acquisition, on June 30, 2005, the Company sold 13,262,600 shares of Series A Convertible Preferred Stock for $50 million in a private placement. The preferred stock has certain special rights, as defined, and the qualifications of the preferred stock are as follows:

Conversion - The conversion ratio of the preferred stock is at the rate of one share of common stock for each share of preferred stock at the option of the holder. The Company, at its option, may cause all of the outstanding shares of preferred stock to be converted into shares of common stock, as defined, (representing an 86% ownership of the Company after redemption).

Voting Rights - Holders of preferred stock are entitled to the number of votes per share that would be equivalent to the number of shares of common stock into which a share of preferred stock is convertible.

Dividends - The holders of preferred stock are entitled to receive cumulative preferred dividends at the rate of $0.1885 per share per annum, payable quarterly in arrears on January 1, April 1, July 1, and October 1 of each year. The cumulative dividends may be paid in cash or, at our option, in additional shares of Series A Convertible Preferred Stock.

Liquidation - The holders of preferred stock will have the right to receive, after payment of all creditors, the sum of $3.77 per share of the preferred stock held, plus any accrued and unpaid dividends, as defined, prior to any distributions with respect to the common stock.

Registration Rights Agreement

On June 30, 2005, the Company entered into a Registration Rights Agreement (“Registration Rights Agreement”) and under the terms of the agreement, the Company is obligated to file a shelf registration statement (Form S-1) covering the resale of the shares of common stock into which the shares of Series A Convertible Preferred Stock purchased are convertible. The Company is obligated to have the registration statement declared effective within 120 days after the closing (the date being October 28, 2005). In the event that the Company is unable to meet this filing deadline, the Company will be liable for a cash payment to the stockholders who are party to the Registration Rights Agreement, as liquidated damages. The amount will be equal to one percent of the per share price of the Series A Convertible Preferred Stock per month, or $500,000, until the Company has cured the deadline default, as defined.

Warrants

On June 30, 2005, the Company issued a warrant to purchase 266,667 shares of common stock. The warrant has an exercise price of $3.77 per share and is exercisable for five years from July 1, 2005. The warrant is exercisable for cash or pursuant to a cashless exercise option provision.

The warrant contains certain anti-dilution provisions, which will adjust the number of shares underlying the warrant and the exercise price in the event of stock splits, stock dividends, or other re-capitalizations of the Company.

Deferred compensation

On June 30, 2005, in connection with an employment agreement, the Company sold 800,313 shares to its Chief Executive Officer (“CEO”) for $.01 a share. These shares are subject to certain performance milestones. The Company has recorded deferred compensation of $3,009,177 based on the fair value of the common stock at June 30, 2005, the market value was $3.77 a share. The deferred compensation will be amortized over three years based on the CEO’s contract.

The CEO received 60% of these shares (480,188) in connection with his employment agreement, and will be entitled to receive an additional 20% of these shares (160,063) on each of the first two anniversaries from June 30, 2005. These shares are subject to repurchase by the Company, at the Company’s option, at $.01 per share, exercisable upon the termination of the CEO’s employment, voluntarily or for “cause,” or if certain performance targets are not satisfied, as defined.

NOTE 10 - STOCKHOLDERS' EQUITY - CONTINUED

On June 30, 2005, in connection with an employment agreement, the Company sold 160,063 shares to its Chief Financial Officer (“CFO”) for $.01 a share. The Company has valued these shares at $601,838 based on the fair value of the common stock at June 30, 2005, the market value was $3.77 a share. The Company recorded $300,919 as compensation expense for June 30, 2005 (Date of Acquisition), and the remainder of $300,919 has been recorded as deferred compensation and is being amortized over three years based on CFO’s contract.

The Company has the option to repurchase 50% of these shares (82,032) at $.01 per share, exercisable if the CFO’s employment is terminated voluntarily or for “cause,” as defined. The Company’s repurchase right will lapse with respect to each 25% (40,016) of these shares on each of the first two anniversaries from June 30, 2005.

Transaction Costs

In connection with the Acquisition, the Company issued 13,650 shares of common stock to a consulting company for services rendered. These shares were valued at $51,460 based on the fair market value of the stock and are treated as transaction costs.

In connection with the Acquisition, the Company sold 160,063 shares of common stock to an attorney for services rendered for $1,601. These shares were valued at $603,438 based on the fair market value of the stock and are treated as transaction costs. In addition, the Company incurred $128,500 of transaction costs to this attorney which was accrued at June 30,2005. Subsequent to June 30, 2005, the attorney became the General Counsel of the Company.

Predecessor:

Net losses of the LLC are allocated to the members first in amounts equal to cumulative net losses previously allocated and in proportion to their membership interest, which are 99% for one member and 1% for the other. Net losses of the LLC are allocated to members first in amounts equal to each member’s pro rata share of net profits previously allocated, second, in proportion to each member’s positive capital accounts until such capital accounts are reduced to zero, and third, in proportion to their membership interest until the capital accounts are reduced to zero and then to the member with the largest percentage interest.

NOTE 11 - LETTER OF CREDIT

Predecessor - The Seller Entities entered into an $8,000,000 letter of credit agreement with a bank for the opening of letters of credit plus any liability created by the payments of drafts drawn by the letter of credit. The agreement matures on March 31, 2006, as amended. The liability created by the payments of drafts drawn by the letters of credit bears interest at the rate of 4% per annum.

The Seller Entities have pledged as collateral to the bank its investments, certificates of deposit and money market accounts. The minimum collateral base amount is $1,000,000, as amended. The agreement requires that the amount of collateral be equal to, or exceed, the amount of outstanding letters of credit plus any liability created by the payment of drafts drawn by the letters of credit. There was no liability created by the payment of drafts drawn by the letters of credit at June 29, 2005. The letter of credit agreement was terminated on June 29, 2005.

NOTE 12 - LONG-TERM DEBT

Long-term debt consists of the following:

Promissory notes to Seller Entities	$13,158,180

Less estimated current maturities	2,876,000
$10,282,180

NOTE 12 - LONG-TERM DEBT - CONTINUED

The promissory notes to the Seller Entities is management’s best estimate based on the estimated net value of the assets acquired, as defined, see Note 2. These promissory notes bear simple interest at a rate of 9.5% per annum. The required payment amounts under these promissory notes will be determined by applying a per-unit dollar amount, as defined, to the volumes of products, as defined, that are shipped within a period. Any outstanding principal amount and accrued but unpaid interest will become due and payable in full by June 29, 2010; and there is no pre-payment penalty on the promissory notes.

Upon occurrence of an event of default, as defined, that is not cured by the time period defined in the promissory notes, the interest rate on the notes will increase to 11% per annum and any unpaid principal and interest will become immediately due and payable. In addition, Popeil will have the right to reclaim any ownership interest in his name and likeness previously sold or licensed to the Company and will receive a right of first refusal to purchase the intellectual property rights acquired before these rights may be sold or transferred to any other party.

The estimated annual maturity of these promissory notes for the year ending June 30, 2006 is $2,876,000, which is based on management’s estimate of the products to be shipped in the next year and applying the per-unit dollar amount per the promissory notes. As these promissory notes are an estimate based on volumes of products shipped, as described above, the Company has not estimated the annual maturities after the current year ending June 30, 2006.

NOTE 13 - INCOME TAXES

The benefit for income taxes for the period ended June 30, 2005 consisted of the following:

Current	$--

Deferred:
Federal	(241,000)
State	(69,000)
Total deferred	(310,000)

Benefit for income taxes	$(310,000)

The income tax effects of significant items, comprising the Company’s net deferred income tax assets and liabilities, are as follows:

Successor
June 30, 2005
Deferred income tax assets:
Net operating loss carry forwards	$433,000

Deferred income tax liability:
Difference between book and tax
basis of depreciation and amortization	123,000

Net deferred income tax asset	$310,000

NOTE 13 - INCOME TAXES - CONTINUED

Reconciliation of the U.S. statutory rate with the Company’s effective tax benefit is summarized as follows:

June 30, 2005 (Date of Aquisition)

Federal statutory tax benefit	(34)%
State income tax benefit, net of federal tax benefit	(6)
Effective tax benefit	(40)%

As of June 30, 2005, the Company had net operating loss carryforwards available in future periods to reduce income taxes that may be payable at those dates. For federal and California income tax purposes, net operating loss carryforwards amounted to approximately $1,088,000 and expire during the years 2025 and 2015, respectively.

As described in Note 1 under Income Taxes, the Seller Entities did not pay income taxes, as the losses are included in the individual income tax returns of their stockholders and members for PII, RPP, and LLC.

NOTE 14 - PRODUCT DEVELOPMENT AND LICENSE AGREEMENTS

Predecessor - The Seller Entities entered into a product development agreement with a third party who co-invented the Showtime Rotisserie products, as well as a number of other products for the Seller Entities. Under the terms of the agreement, the Seller Entities incur an expense in an amount equal to 25% of net profits, as defined, or is reimbursed by the third party for 25% of net losses, as defined. For the nine months ended June 29, 2005 and September 30, 2004 and for the years ended December 31, 2003 and 2002, the Seller Entities recorded income (expense) from the reimbursement of losses (payment of product development fees) of approximately $468,000, $1,407,000, ($1,777,000) and $1,097,000, respectively, which is included in selling, general and administrative expenses in the accompanying combined statements of operations. The Successor is not a party to this agreement.

The Seller Entities also entered into licensing agreements with an unrelated company that holds the patents on certain of its products. Under the terms of the licensing agreements, as amended, the Seller Entities incur license fees ranging from $6 to $17 per unit sold through 2007. Licensing expense under these agreements for the nine months ended September 30, 2004 and for the years ended December 31, 2003 and 2002 amounted to approximately $3,251,000, $10,004,000, and $11,346,000, respectively. In December 2004, the license agreements were amended and terminated them effective August 31, 2004.

At September 30, 2004, the Seller Entities had product development and license fees payable to these two unrelated third parties in the amount of approximately $7,310,000.

NOTE 15 - RESTATEMENT - 2002 and 2001

Reclassification

The accumulated deficit of the Seller Entities has been reclassified in the amount of $3,943,362 to reflect the portion of the losses for RI were included in accumulated deficit in the prior year’s combined financial statements.

Prior Period Adjustment

The Seller Entities restated its depreciation and amortization expense for 2001 and 2002 for errors. The amortization periods used for leasehold improvements and the calculation of accelerated depreciation of equipment were corrected. The effects of correction are as follows:

Total stockholders' and members' deficiency, December 31, 2001, as previously reported	$(15,316,415)
Correction of amortization of leasehold improvements	(371,056)
Accumulated and members deficit, December 31, 2001, as restated	(15,687,471)
Net income, as restated	(9,474,116)
Dividends	(482,306)
Total stockholders and members deficiency, December 31, 2002, as restated	$(25,643,893)
Net loss, December 31, 2002, as previously reported	$(10,094,336)
Correction of amortization of leasehold improvements and accelerated depreciation	(620,220)
Net loss, December 31, 2002, as restated	$(9,474,116)

NOTE 16 - COMMITMENTS AND CONTINGENCIES

Leases

The Company and Seller Entities lease its facilities on a month-to-month basis with a six month early termination notice. Other premises and equipment are leased on a month-to-month basis.

Predecessor - Rent expense under operating leases, including related party rent, for the nine months ended June 29, 2005 and September 30, 2004 and for the years ended December 31, 2003 and 2002 were approximately $324,000, $303,000, $403,000 and $413,000, respectively.

The Seller Entities lease office space from related party, Popeil. Rent expense paid to this related party under the month-to-month lease was $45,000, $45,000, $60,000 and $60,000 for the nine months ended June 29, 2005 and September 30, 2004 and for the years ended December 31, 2003 and 2002, respectively.

Employment Agreements

The Company has employment agreements with certain executives and a key employee which, among other things, require the Company to make severance payments and provide other benefits to the executives and a key employee in the event of their termination or effective disposition, as defined.

Popeil Agreements

On June 30, 2005, the Company entered into several agreements with Popeil which include a Consulting Services Agreement, a Trademark Co-Existence Agreement, a New Product Development Agreement, and an agreement that the Company will pay Popeil a percentage of the gross profits generated from the sale of the Company’s products which result from Popeil’s ongoing personal appearances on QVC, a wholesale customer, or other television or online shopping venues.

The Consulting Agreement is for a term of three years for an annual base fee of $500,000 per year, paid in equal weekly installments. In addition, the Company will pay certain fees for personal appearances, as defined. Popeil will be eligible to receive incentive stock options at the sole discretion of the Board of Directors.

The Trademark Co-Existence Agreement was entered into with respect to the names “Popeil,”“Ron Popeil” and the name form of the likeness approved by Popeil, including the image, silhouette and voice (the “Marks”), as defined. The term of this agreement shall continue in perpetuity. Popeil retains the right to approve all uses of the name and likeness for any purpose, as defined.

The New Product Development Agreement has terms that the Company will be offered a thirty-day right of first refusal on all new consumer products (excluding in general all products that are autobiographical in nature), as defined, that are created by Popeil during the term. The purchase price of each new product will include the cost of any product designs, prototypes, tooling, completion costs and any completed commercial or infomercial. Popeil will have creative control over all new consumer product created, as defined. Unless the parties mutually agree to extend the term of the agreement, the agreement will terminate on June 30, 2008.

NOTE 16 - COMMITMENTS AND CONTINGENCIES - CONTINUED

Litigation

The Company is, from time to time, the subject of litigation, claims and assessments arising out of matters occurring in its normal business operations. In the opinion of management, resolution of these matters will not have a material adverse effect on the Company’s consolidated financial position, operations and cash flows.

NOTE 17 - RELATED PARTY TRANSACTIONS

Successor - As part of the Acquisition, the Company has a due from the Seller Entities of approximately $136,000 for assets that were not transferred at June 30, 2005. These current assets are non-interest bearing and are due on demand.

Relationships Regarding the Acquisition

As described in Note 1 under Business, the Company entered into certain transactions to acquire the assets of the Seller Entities and Popeil and issued stock to a group of entities owned, controlled and/or affiliated with the promoters; these entities collectively and inclusive of their affiliates are considered the “Venture Group.” The Venture Group collectively held 533,334 shares of common stock of the Company. In addition, in connection with the Acquisition, the Company paid cash fees consisting of (i) a base fee of $1,800,000, and (ii) an incremental fee equal to five percent of any cash and cash equivalent of the Company in excess of $6 million at June 30, 2005, as mutually agreed.

Prior to the Acquisition, RMC secured its initial working capital from a group of private accredited investors, collectively, the “Ronco Private Group” through the sales of shares and approximately $392,000 in promissory notes of RMC. On June 30, 2005, the promissory notes held by the Ronco Private Group were redeemed at face value plus accrued interest. In addition, the Ronco Private Group collectively owns 266,688 shares of common stock.

The shares held by both the Venture Group and the Ronco Private Group are restricted shares. These shares are subject to the Registration Rights Agreement, see Note 10.

The Company has agreed to indemnify and hold harmless and generally release the members of the Venture Group, their managers, directors and officers from and against any loss, claim, damage, liability or expense arising from the Acquisition, as defined.

Predecessor Transactions:

Loans Payable

In September 2004, RMP Family Trust, the stockholder of RPP and PII, Popeil, the primary beneficiary of the trust, and affiliated entities loaned the Seller Entities $8,500,000 $28,750,000 and $1,900,000 respectively. These loans are evidenced by promissory notes, which bear interest at 10% per annum and are due on September 7, 2007. The proceeds from these loans were used to pay off the balance owed by the Seller Entities for license fees outstanding as of December 31, 2003. Interest expense related to these loans was approximately $2,929,000 and $247,000 for the nine months ended June 29, 2005 and September 30, 2004, respectively. This amount is included in accrued expenses at September 30, 2004. These loans were not assumed by the Company.

Due from Affiliate

At September 30, 2004, a non-interest bearing advance in the amount of approximately $190,000 was due from Popeil. This advance was not assumed by the Company.

Due to Affiliates

At September 30, 2004, the amount due to companies affiliated through common ownership for advances was approximately $120,000. Such advances are non-interest bearing and are due on demand. These advances were not assumed by the Company. During the nine months ended June 29, 2005 and September 30, 2004 and years ended December 31, 2003 and 2002, the Company paid approximately $113,000, $108,000, $123,000 and $81,000, respectively, of consulting fees to an entity owned by an officer of the Seller Entities.

NOTE 18 - STOCK OPTION PLAN

The Company expects to adopt a stock option plan, under which it may grant employees nonqualified options to purchase shares of the Company’s common stock. As of June 30, 2005, the Company had not issued any options to any employees or directors.

NOTE 19 - EMPLOYEE BENEFIT PLAN

The Seller Entities sponsors a 401(k) defined contribution benefit plan covering substantially all of its employees. Under the plan, employees can make annual voluntary contributions not to exceed the lesser of an amount equal to 15% of their compensations or limits established by the Internal Revenue Service Code. The Seller Entities do not provide for matching contributions.

NOTE 20 - SUBSEQUENT EVENT

On October 25, 2005, the Company, and Prestige Capital Corporation (“Prestige”), entered into a Purchase and Sale Agreement (the “Agreement”) pursuant to which Prestige agreed to buy and accept, and the the Company agreed to sell and assign, certain accounts receivable owing to the Company, together with all rights of action accrued or to accrue thereon. Under the terms of the Agreement, upon the receipt and acceptance of each assignment of Accounts, Prestige shall pay the Company 75% of the face amount of the Accounts so assigned. The advance rate under the Agreement shall increase to 80% of the face amount of the Accounts assigned if the event of dilution of the Accounts is less than five percent for the first 60 days of the term of the Agreement. Under the Agreement, Prestige has agreed to purchase Accounts with a maximum aggregate face amount of $8,000,000. The fee payable by the Company to Prestige under the Agreement is 2% of the face amount of assigned Accounts if the receivable is collected within 15 days, 2.75% of the face amount if the receivable is collected within 30 days, 3.75% of the face amount if the receivable is collected within 45 days, 4.75% of the face amount if the receivable is collected within 60 days, and 5.75% of the face amount if the receivable is collected within 75 days. Thereafter, the rate goes up by 1% for each additional fifteen day period until the Account is paid. The initial term of the Agreement expires on May 1, 2006, but the Agreement will thereafter be automatically extended for additional one-year terms unless a party provides written notice of cancellation at least sixty days prior to the expiration of the initial or renewal term.

Under the terms of the Agreement, the Company granted to Prestige a continuing security interest in, and lien upon, all accounts, instruments, inventory, documents, chattel paper and general intangibles, whether now owned or hereafter created or acquired, as security for the prompt performance and payment of all obligations of the Company to Prestige under the Agreement.

On September 21, 2005 the Company borrowed $1,234,000 from Wells Fargo Bank, National Association under a Revolving Line of Credit Note. The outstanding balance is due and payable on September 20, 2006 and is collateralized by the Company’s corporate bonds. The borrowings bear interest at 1% above LIBOR.

RONCO CORPORATION AND SUBSIDIARY

INDEX TO INTERIM FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS
ENDED DECEMBER 31, 2005 AND 2004

Consolidated Balance Sheet (Unaudited) at December 31, 2005(Successor)	F-30

Consolidated and Combined Statements of Operations (Unaudited) for the three and six months ended December 31, 2005 and 2004	F-31

Consolidated Statement of Stockholders' Equity (Unaudited) for the six months ended December 31, 2005	F-32

Consolidated and Combined Statements of Cash Flows (Unaudited) for the six months ended December 31, 2005 and 2004	F-33

Notes to Interim Financial Statements	F-33 - F-39

RONCO CORPORATION AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

ASSETS

	December 31, 2005	June 30, 2005 *
	(Unaudited)
CURRENT ASSETS:
Cash and cash equivalents	$474,363	$834,358
Short-term investments	501,942	—

Accounts receivable, net of allowance for doubtful accounts	5,972,943	2,264,315
and product returns of $1,463,000 at December 31, 2005
Due from factor	149,063
Inventories	14,465,207	8,968,199
Prepaid expenses and other current assets	1,762,242	2,537,506
Deferred income taxes -- current	617,000	0
Due from predecessor entities	344,060	135,676
Total current assets	24,286,820	14,740,054

INVESTMENTS	601,783	1,627,823

PROPERTY AND EQUIPMENT, Net	1,000,311	925,000

OTHER ASSETS:
Production costs, net of accumulated amortization of $100,000 at December 31, 2005	98,750	100,000
Deposits	278,065	182,500

DEFERRED INCOME TAXES -- Long Term	2,124,000	310,000

INTANGIBLE ASSETS, Net of accumulated amortization of approximately $2,973,000 at December 31, 2005	39,950,677	42,923,600

GOODWILL	2,953,481	2,953,481
	$71,293,887	$63,762,458

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Line of credit	$384,000	$—
Current maturities of notes payable	3,207,715	2,876,000
Accounts payable	12,378,020	3,156,080
Accrued expenses	1,226,253	430,251
Dividends payable	2,298,000	—
Deferred income	797,605	75,000
Total current liabilities	20,291,593	6,537,331

LONG-TERM LIABILITIES:
Deferred income	159,064	—
Notes payable, less current maturities	9,301,750	10,282,180

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY
Series A Convertible Preferred stock, $.00001 par value; 20,000,000 shares authorized;
13,262,600 shares issued and outstanding	133	133
Common stock, $.00001 par value; 500,000,000 shares authorized
2,091,605 shares issued and outstanding	21	21
Common stock to be issued	1,206,870	1,206,870
Additional paid-in capital	49,552,004	49,513,066
Deferred compensation	(2,758,413)	(3,310,096)
Accumulated deficit	(6,459,135)	(467,047)
Total stockholders' equity	41,541,480	46,942,947
	$71,293,887	$63,762,458

*Derived from audited financial statements

See notes to consolidated and combined financial statements.

RONCO CORPORATION AND SUBSIDIARY

CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS
(Unaudited)

	Successor	Predecessor	Successor	Predecessor
	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
	December 31, 2005	December 31, 2004	December 31, 2005	December 31, 2004

Net sales	$29,644,381	$43,690,709	$42,733,791	$64,774,692
Cost of sales	9,478,098	10,974,938	13,918,884	15,506,941
Gross profit	20,166,283	32,715,771	28,814,907	49,267,751

Selling, general and administrative expenses	20,640,999	29,872,719	34,208,297	47,775,461
Income (loss) from operations	(474,716)	2,843,052	(5,393,390)	1,492,290

Interest expense, net of interest income of $26,679 and $37,120 for the three months ended, and net of interest income of $45,943 and $78,398 for the six months ended - December 31, 2005 and 2004, respectively	(431,182)	(944,645)	(731,698)	(894,105)
Income (loss) before income taxes (benefit)	(905,898)	1,898,407	(6,125,088)	598,185

Benefit for income taxes	(343,000)	0	(2,431,000)	0
Net income (loss)	(562,898)	1,898,407	(3,694,088)	598,185

Preferred stock dividends	1,673,000	0	2,298,000	0
Net loss attributable to common stockholders	$(2,235,898)	1,898,407	$(5,992,088)	598,185

Proforma income taxes		759,363		239,220
Pro forma net income attributable to common stockholders		$1,139,044		$358,965

NET EARNINGS (LOSS) PER SHARE:

Loss per share attributable to common stockholders- basic and diluted	$(1.07)	N/A	$(2.86)	N/A
Pro forma earnings per share attributable to common stockholders- basic and diluted	$ N/A	$0.54	$ N/A	$0.17

Weighted average shares outstanding - basic and diluted	2,091,605	N/A	2,091,605	N/A
Pro forma weighted average shares outstanding - basic and diluted	N/A	2,091,605	N/A	2,091,605

See notes to consolidated and combined financial statements.

RONCO CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
SIX MONTHS ENDED DECEMBER 31, 2005
(Unaudited)
	Common Stock		Series A Preferred Stock		Common Stock to be	Additional Paid-in	Deferred	Accumulated
	Shares	Amount	Shares	Amount	Issued	Capital	Compensation	Deficit	Total
BALANCE, June 30, 2005	2,091,605	$21	13,262,600	$133	$1,206,870	$49,513,066	$(3,310,096)	$(467,047)	$46,942,947

Preferred Stock dividends								(2,298,000)	(2,298,000)

Amortization of deferred compensation expense							551,683		551,683

Options to board of director member						38,938			38,938

Net loss								(3,694,088)	(3,694,088)

BALANCE, December 31, 2005	2,091,605	$21	13,262,600	$133	$1,206,870	$49,552,004	$(2,758,413)	$(6,459,135)	$41,541,480

See notes to consolidated and combined financial statements.

RONCO CORPORATION AND SUBSIDIARY
CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS
(Unaudited)

	Successor	Predecessor

	Six Months Ended	Six Months Ended
	December 31, 2005	December 31, 2004
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(3,694,088)	$598,185
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	3,206,910	553,449
Non-cash interest expense	595,017
Bad debt expense	465,626	156,768
Amortization of deferred compensation expense	551,683
Non-cash board of director fees	38,938
Deferred income taxes	(2,431,000)
Changes in operating assets and liabilities:
Accounts receivable	(4,174,255)	(1,924,412)
Due from factor	(149,063)	—
Inventories	(5,497,008)	(3,495,511)
Prepaid expenses and other current assets	775,264	1,753,051
Other assets	(194,315)	(174,459)
Due from predecessor entities	(208,384)	0
Accounts payable	9,221,938	1,113,355
Accrued expenses	796,002	1,344,856
Royalty and license fee payable	—	(37,205,929)
Deferred income	881,669	(1,053,696)
Net cash provided by (used in) operating activities	184,934	(38,334,343)

CASH FLOWS FROM INVESTING ACTIVITIES:
Property and equipment purchased	(209,298)	(173,431)
Proceeds from investments in securities	1,026,041	500,110
Purchase of short-term investments	(501,942)
Net cash provided by investing activities	314,801	326,679

CASH FLOWS FROM FINANCING ACTIVITIES:
Net borrowings on line of credit	384,000	—
Long term debt	44,597	39,270,862
Payments on notes payable	(1,288,327)	—
Net cash provided by (used in) financing activities	(859,730)	39,270,862
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(359,995)	1,263,198

CASH AND CASH EQUIVALENTS, Beginning of Period	834,358	2,283,297
CASH AND CASH EQUIVALENTS, End of Period	$474,363	$3,546,495

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for:
Interest	$182,625	$—
Income taxes	$-	$1,600

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:
Dividend accrued on preferred stock	$2,298,000	$

See notes to consolidated and combined financial statements.

RONCO CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED AND COMBINED UNAUDITED FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION, MERGER, DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Ronco Corporation (the "Company" or the "Successor"), a Delaware corporation, is a provider of proprietary consumer products for the kitchen and home. The Company markets its products primarily in the United States through the broadcast of direct response commercial announcements known as infomercials, internet advertising, its in-house customer service department, telemarketing and to retailers both directly and through wholesale distributors.

On June 29, 2005, Fi-Tek VII, Inc. ("Fi-Tek"), a publicly traded shell corporation, acquired all of the outstanding shares of Ronco Marketing Corporation ("RMC") through the merger of a wholly-owned subsidiary of Fi-Tek with and into RMC. RMC continued as the surviving corporation after this transaction and became a wholly-owned subsidiary of the Company. Upon closing of the merger, Fi-Tek changed its name to Ronco Corporation and completed a 1 for 89 reverse stock split of outstanding shares of Fi-Tek’s common stock. In exchange for their shares of RMC, the former holders of RMC common stock received 800,002 post-reverse split shares of the Company's stock. The Company's existing stockholders (the stockholders of the Company when it was operating as Fi-Tek) retained the remaining 477,639 shares of the outstanding common stock of the Company following the merger and reverse stock split of the common stock. The transaction was accounted for as a reverse acquisition into a publicly traded shell corporation, and accordingly, no goodwill was recorded. As a result of the reverse acquisition, the historical financial statements of Fi-Tek for the period prior to the date of the transaction are not presented.

Effective June 30, 2005, the Company through its wholly-owned subsidiary, RMC, completed a series of transactions to acquire certain assets and assumed certain liabilities of Ronco Inventions, LLC ("RI" or "LLC"), a California limited liability company; Popeil Inventions, Inc. ("PU"), a Nevada S corporation; RP Productions, Inc. ("RPP") a Nevada S corporation (collectively, the "Seller Entities" or the "Predecessor"); and certain patents and other intellectual property rights from Ronald M. Popeil ("Popeil").

Basis of Presentation

The accompanying unaudited consolidated and combined financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three and six months ended December 31, 2005 are not necessarily indicative of the results that may be expected for the fiscal year ending June 30, 2006.

NOTE 1 - ORGANIZATION, MERGER, DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION - CONTINUED

Principles of Consolidation and Combination

Successor - The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, RMC.

Predecessor - The accompanying combined financial statements include the accounts of the Seller Entities, which are affiliated through common ownership and management.

All significant inter-company balances and transactions have been eliminated in consolidation or combination.

Loss Per Share

Successor - Basic and diluted net loss per share information for the three and six months ended December 31, 2005 is presented in accordance with SFAS No. 128, Earnings Per Share. Basic loss per share is calculated by dividing the net loss attributable to common stockholders by the weighted-average common shares outstanding during the period. Diluted loss per share is calculated by dividing net loss attributable to common stockholders by the weighted-average common shares outstanding. The dilutive effect of preferred stock, options and warrants convertible into an aggregate of approximately 13,539,000 of common shares as of December 31, 2005, are not included as the inclusion of such would be anti-dilutive.

Predecessor - Loss per share for the three and six months ended December 31, 2004 is not applicable as the Seller Entities were a combination of privately held companies that were different legal entities, and accordingly, the weighted-average number of common shares outstanding is not determinable. For comparative purposes the Company calculated basic and dilutive earnings per share on a pro forma basis using the outstanding common shares of 2,091,605 as of June 30, 2005 for the three and six months ended December 31, 2004 as the weighted-average common shares outstanding and not giving effect to preferred stock and warrants issued after December 31, 2004 for the dilutive calculation.

NOTE 2 - INVENTORIES

Our inventories, consisting of finished goods, are valued at the lower of cost, determined by the first-in, first-out method, or market value. With respect to the acquisition of the Ronco business, we accounted for the inventories acquired at fair value in accordance with purchase accounting. Inventory costs are comprised primarily of product, freight and duty. The Company writes down inventory for estimated obsolescence equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions.

NOTE 3 - BUSINESS ACQUISTION

On June 30, 2005, the Company completed the acquisition of certain of the Seller Entities' assets and assumption of certain liabilities; and the acquisition of patents and of certain intellectual property rights from Popeil (collectively, the "Acquisition"). The Acquisition was made pursuant to a purchase agreement between RMC and the Seller Entities and Popeil. The Board of Directors agreed to purchase the Seller Entities because of their leadership position in the direct response industry.

The stated purchase price in the purchase agreement between RMC and the Seller Entities and Popeil was $56,509,000, of which the Company delivered $40,209,000 in cash on or before the closing. The remainder of $16,300,000 was made up of promissory notes issued to the Seller Entities. The promissory notes were based on the estimated net value of the acquired assets, as defined. The preliminary determination of net value of the acquired assets, resulted in approximately $3,142,000 reduction to the promissory notes.

The promissory notes to the Seller Entities are subject to finalization between the Company and the Seller Entities as to the calculation of the estimated net value of the acquired assets, as defined. As of March 2, 2006, this issue was still not finalized.

NOTE 3 - BUSINESS ACQUISTION - CONTINUED

The purchase price subject to final agreement between the Company and the Seller Entities was $59,096,039, which consisted of the cash payment of $40,209,000, the adjusted promissory notes of $13,158,180, and transaction costs of $5,728,859, and is allocated as follows:

Accounts receivable	$2,264,315
Inventories	8,968,199
Prepaid expenses and other current assets	2,327,016
Due from predecessor entities	135,676
Investments	1,627,823
Property and equipment	925,000
Production costs	100,000
Deposits	182,500
Intangibles	42,923,600
Goodwill	2,953,481
Accounts payable	(3,155,576)
Accrued expenses	(80,995)
Deferred Income	(75,000)
Total Purchase Price	$59,096,039

The Company's management and the Board of Directors believes that the purchase of certain assets and assumption of certain liabilities of the Seller Entities and Popeil that resulted in approximately $2,953,000 of goodwill is justified because of the Seller Entities position in the marketplace and expected increased cash flows to the Company. The Company expects all of the goodwill will be deductible for income tax purposes.

NOTE 4- REVOLVING LINE OF CREDIT

On September 21, 2005, the Company borrowed $1,234,000 from Wells Fargo Bank, National Association under a Revolving Line of Credit Note. The outstanding balance is due and payable on September 20, 2006 and is collateralized by municipal bonds held by the Company. The borrowings bear interest at 1% above LIBOR (4.7% at December 31, 2005). There is no prepayment penalty on this revolving line of credit. As of December 31, 2005, the balance due under this line of credit was $384,000 which is the maximum availability based on the collateral.

NOTE 5 - LONG-TERM DEBT

Long-term debt consists of the following:

Promissory note to Seller Entities (including accrued interest of $595,017)	$12,466,809
Note payable - other	42,656
Total debt	12,509,465
Less estimated current maturities	(3,207,715)
Total long term debt	$9,301,750

The face value of the promissory notes to the Seller Entities is management's best estimate based on the estimated net value of the assets acquired, as defined, see Note 3. These promissory notes bear simple interest at a rate of 9.5% per annum. The required payment amounts under these promissory notes will be determined by applying a per-unit dollar amount, as defined, to the volumes of products, as defined, that are shipped within a period. Any outstanding principal amount and accrued but unpaid interest will become due and payable in full by June 29, 2010; and there is no pre-payment penalty on the promissory notes. The estimated annual maturity of these promissory notes for the twelve months ended December 31, 2006 is $3,200,000, which is based on management’s estimate of the products to be shipped in the next year and applying the per-unit dollar amount per the promissory notes.

Upon occurrence of an event of default, as defined, that is not cured by the time period defined in the promissory notes, the interest rate on the notes will increase to 11 % per annum and any unpaid principal and interest will become immediately due and payable. In addition, Popeil will have the right to reclaim any ownership interest in his name and likeness previously sold or licensed to the Company and will receive a right of first refusal to purchase the intellectual property rights acquired before these rights may be sold or transferred to any other party.

NOTE 6 - FACTORING AGREEMENT

On October 25, 2005, the Company, and Prestige Capital Corporation ("Prestige"), entered into a Purchase and Sale Agreement (the "Agreement") pursuant to which Prestige agreed to buy and accept, and the Company agreed to sell and assign, certain accounts receivable owing to the Company with recourse except for payment not received due to insolvency. Under the terms of the Agreement, upon the receipt and acceptance of each assignment of accounts receivable (“Accounts”), Prestige shall pay the Company 75% of the face amount of the Accounts so assigned. The advance rate under the Agreement shall increase to 80% of the face amount of the Accounts assigned if the event of dilution of the Accounts is less than five percent for the first 60 days of the term of the Agreement. Under the Agreement, Prestige has agreed to purchase Accounts with a maximum aggregate face amount of $8,000,000. The fee payable by the Company to Prestige under the Agreement is 2% of the face amount of assigned Accounts if the receivable is collected within 15 days, 2.75% of the face amount if the receivable is collected within 30 days, 3.75% of the face amount if the receivable is collected within 45 days, 4.75% of the face amount if the receivable is collected within 60 days, and 5.75% of the face amount if the receivable is collected within 75 days. Thereafter, the rate goes up by 1% for each additional fifteen day period until the Account is paid. There is no maximum rate. In addition, Prestige may require the Company to repay the amount it has advanced to it, in certain cases, if the receivable is not paid within 90 days. In such case Prestige would not retain the account receivable. If an account receivable is not paid due to the bankruptcy of the customer, or due to certain similar events of insolvency, the Company will not be required to repay the cash advance to Prestige.   As of December 31, 2005, the Company had assigned $0.6 million to Prestige.   The initial term of the Agreement expires on May 1, 2006, but the Agreement will thereafter be automatically extended for additional one-year terms unless either party provides written notice of cancellation at least sixty days prior to the expiration of the initial or renewal term.

Under the terms of the Agreement, the Company granted to Prestige a continuing security interest in, and lien upon, all accounts, instruments, inventory, documents, chattel paper and general intangibles, whether now owned or hereafter created or acquired, as security for the prompt performance and payment of all obligations of the Company to Prestige under the Agreement. If the customers do not pay their receivable within 90 days, Prestige has the right to charge back the Company. The Company has accounted for this as a sale of receivables in accordance with SFAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities." As of December 31, 2005, the Company has outstanding borrowings of approximately $447,000 under the agreement.

NOTE 7 - STOCKHOLDERS' EQUITY

Series A Convertible Preferred Stock

In connection with the Acquisition, on June 30, 2005, the Company sold 13,262,600 shares of Series A Convertible Preferred Stock for $50 million in a private placement. The preferred stock has certain special rights, as defined, and the qualifications of the preferred stock are as follows:

Conversion - The conversion ratio of the preferred stock is at the rate of one share of common stock for each share of preferred stock at the option of the holder. The Company, at its option, may cause all of the outstanding shares of preferred stock to be converted into shares of common stock, as defined, (representing an 86% ownership of the Company after redemption).

Voting Rights - Holders of preferred stock are entitled to the number of votes per share that would be equivalent to the number of shares of common stock into which a share of preferred stock is convertible.

Dividends - The holders of preferred stock are entitled to receive cumulative preferred dividends at the rate of $0.1885 per share per annum, payable quarterly in arrears on January 1, April 1, July 1, and October 1 of each year. The accrued dividends at December 31, 2005 were $1,250,000. The cumulative dividends may be paid in cash or, at our option, in additional shares of Series A Convertible Preferred Stock. Because the Company failed to make its scheduled October 1, 2005 and January 1, 2006 dividend payments on a timely basis and because the registration statement of which this prospectus is a part had not yet been declared effective, the Company lost the option to choose unilaterally to make these dividend payments in additional shares of Series A Convertible Preferred Stock as opposed to cash. The Company may, therefore, have to pay all or some dividends in cash.

Liquidation - The holders of preferred stock will have the right to receive, after payment of all creditors, the sum of $3.77 per share of the preferred stock held, plus any accrued and unpaid dividends, as defined, prior to any distributions with respect to the common stock.

Subject to certain restrictions, the terms of the Series A Convertible Preferred Stock provide, that we may, at our option, cause all of the outstanding shares of Series A Convertible Preferred Stock to be converted into shares of common stock, at any time and from time to time, if the market price of our common stock equals or exceeds 200% of the conversion price then in effect for any 20 days during the most recent consecutive 30 trading days prior to giving the notice of conversion and the daily trading volume of our common stock for any 20 days during the most recent consecutive 30 trading days prior to giving the notice of conversion equaled or exceeds 50,000 shares. In the event that we fail to declare or pay in full any dividend payable on the Series A Convertible Preferred Stock on the applicable dividend date and we fail to correct such failure within thirty days of the applicable dividend date then we lose our ability to cause all of the outstanding shares of Series A Convertible Preferred Stock to be converted into shares of common stock at anytime. We failed to make such a dividend payment on October 1, 2005 and we, therefore, cannot cause all of the outstanding shares of Series A Convertible Preferred Stock to be converted into shares of common stock at any time.

NOTE 7 - STOCKHOLDERS' EQUITY - CONTINUED

Registration Rights Agreement

On June 30, 2005, the Company entered into a Registration Rights Agreement ("Registration Rights Agreement") and under the terms of the agreement, the Company is obligated to file a shelf registration statement (Form S-l) covering the resale of the shares of common stock into which the shares of Series A Convertible Preferred Stock purchased are convertible. The Company is obligated to have the registration statement declared effective by October 28, 2005. The Company was unable to meet this deadline and the Company is liable for a cash payment to the stockholders who are party to the Registration Rights Agreement, as liquidated damages. The amount will be equal to one percent of the per share price of the Series A Convertible Preferred Stock per month (pro rated for periods less than a month), or $500,000, until the Company has cured the deadline default, as defined. The Company did not meet the October 28, 2005 deadline and is in the process of negotiating with the stockholders regarding the payment of the penalty and whether the Company will pay the penalty in cash or shares. The Company has accrued a special dividend to meet the obligations due under the Registration Rights Agreement. As of December 31, 2005 this special dividend was $1,048,000.

Deferred compensation

On June 30, 2005, in connection with an employment agreement, the Company sold 800,313 shares of common stock to its Chief Executive Officer ("CEO") for $.01 a share. These shares are subject to certain performance milestones. The Company has recorded deferred compensation of $3,009,177 based on the fair value of the common stock at June 30, 2005, which was $3.77 a share. The deferred compensation will be amortized over three years based on the CEO's contract.

The CEO received 60% of these shares (480,188) in connection with his employment agreement, and will be entitled to receive an additional 20% of these shares (160,063) on each of the first two anniversaries from June 30, 2005. The initial 480,188 shares are subject to repurchase by the Company, at its option, for $0.01 per share, exercisable if the CEO voluntarily terminates his employment with the Company prior to June 30, 2008 or if certain performance targets are not satisfied. Additionally, if the Company terminates the CEO’s employment on or before June 30, 2007 for “cause” the Company has the option to repurchase, for $0.01 per share, the shares issued to him on the first and second anniversaries of his employment.

On June 30, 2005, in connection with an employment agreement, the Company sold 160,063 shares of common stock to its Chief Financial Officer ("CFO") for $.01 a share. The Company has valued these shares at $601,838 based on the fair value of the common stock at June 30, 2005, the market value was $3.77 a share. The Company recorded $300,919 as compensation expense for June 30, 2005 (Date of Acquisition), and the remainder of $300,919 has been recorded as deferred compensation and is being amortized over three years based on CFO's contract.

The Company has the option to repurchase 50% of these shares (80,032) at $.01 per share, exercisable if the CFO's employment is terminated voluntarily or for "cause," as defined. The Company's repurchase right will lapse with respect to each 25% (40,016) of these shares on each of the first two anniversaries from June 30, 2005.

For the three and six months ended December 31, 2005 the Company recognized $275,841 and $551,683 respectively, of amortization expense related to the CEO and CFO deferred compensation.

Stock Options

In October, 2005, the Board of Directors granted a fully vested option to purchase 10,000 shares of the Company’s common stock to a former board member, Anthony Brown, in connection with the termination of a consulting agreement between the Company and a company controlled by Mr. Brown. The option has a term of ten years and has an exercise price of $5.75 per share. In connection with the option, the Company recorded compensation expense of $38,938 for the three and six months ended December 31, 2005.

NOTE 8 - LITIGATION

The Company is, from time to time, the subject of litigation, claims and assessments arising out of matters occurring in its normal business operations. In the opinion of management, resolution of these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations and cash flows.

NOTE 9 - CHANGES IN MANAGEMENT

Mr. Paul Kabashima was appointed as the Company’s Chief Operating Officer on November 8, 2005. The Company has not yet signed a formal employment agreement with Mr. Kabashima, however, the Company has agreed to pay Mr. Kabashima a base salary of $200,000 per year over a four year term with annual salary adjustments and/or bonuses as determined by the Compensation Committee of the Board of Directors. Mr. Kabashima will also participate in the Company’s employee benefit plans and will receive an expense allowance of $700 per month to partially defray certain travel costs. The Board of Directors has agreed to grant to Mr. Kabashima an option under the Company’s stock incentive plan (once adopted) to acquire an aggregate of 100,000 shares of common stock, of which 25,000 will vest immediately when granted and the remaining 75,000 shares will vest at a rate of 25,000 per year beginning on November 8, 2006. The option will be exercisable for a period of 10 years from the date of issuance, at an exercise price equal to the fair market value on the date of grant. The Board has not yet granted the option.

NOTE 10 - LEASE

In November 2005, the Company entered into a lease for 81,646 square feet of space located in Simi Valley, California. The lease has a 10-year term beginning on May 1, 2006 and ending on April 30, 2016. The monthly base rent under the lease is $44,905 for the first year and increases by approximately 0.97% each year thereafter. The lease also provides that the Company must pay approximately $9,800 each month for taxes, insurance, landscaping, management and reserves.

NOTE 11 - RELATED PARTY TRANSACTION

Pursuant to the terms stated in the lease, the Company executed in November 2005, the Company's general counsel, Gilbert Azafrani, was entitled to receive an aggregate of approximately $156,000 as a broker's commission for negotiating the lease of which he is required to pay to a co-broker approximately $52,000. The commission was payable in two installments, half upon execution of the lease and the balance upon occupancy. In addition, subject to certain terms and conditions, Mr. Azafrani is also entitled to a commission equal to 2.5% of the purchase price if the Company exercises its option to purchase the property subject to the lease. We believe that the terms of the lease are no less favorable to the Company as terms that the Company could have obtained in a transaction where an unaffiliated party acted as a real estate broker.

NOTE 12 - SUBSEQUENT EVENTS

As of January 22, 2006, Gilbert Azafrani, the Company’s former general counsel, ceased to be an employee of the Company. Mr. Azafrani continues to represent the Company as one of its outside attorneys.

No dealer, salesperson, or any other person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by us or the underwriters. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in our affairs since the date hereof or since the dates as of which information is set forth herein. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer in such jurisdiction.
17,388,989 Shares Ronco Corporation Common Stock PROSPECTUS March ___, 2006

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

        The following table shows the costs and expenses payable in connection with the sale and distribution of the securities being registered. Except as otherwise noted, the registrant will pay all of these amounts. All amounts are estimates except the Securities and Exchange Commission Registration Fee.

Securities and Exchange Commission Registration Fee	$8,722.08
Printing and Engraving Expenses	50,000.00
Legal Fees and Expenses	325,000.00
Accounting Fees and Expenses	195,000.00
Transfer Agent and Registrar Agent Fees	10,000.00
Miscellaneous	60,000.00
Total	$648,722.08

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful; and further that a corporation may indemnify such person against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of action or suit by or in the right of the corporation, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery of Delaware or such other court shall deem proper. To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any such action described in this paragraph, suit or proceeding, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

Section 102(b)(7) of the Delaware General Corporation Law allows a corporation to include in its certificate of incorporation a provision to eliminate or limit the personal liability of a director of a corporation to the corporation or to any of its stockholders for monetary damages for a breach of fiduciary duty as a director, except in the case where the director (1) breaches his duty of loyalty to the corporation or its stockholders, (2) fails to act in good faith, engages in intentional misconduct or knowingly violates a law, (3) authorizes the unlawful payment of a dividend or approves a stock purchase or redemption in violation of Section 174 of the Delaware General Corporation Law or (4) obtains an improper personal benefit. The registrant’s certificate of incorporation includes a provision which eliminates directors' personal liability to the fullest extent permitted under the Delaware General Corporation Law.

Pursuant to the registrant’s certificate of incorporation and bylaws, the registrant will indemnify an officer or director who was or is a party, or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the registrant), by reason of the fact that he is, was or agreed to become a director or officer of the registrant, or is, was or agreed to serve in his capacity as an officer or director of any other corporation, partnership, joint venture, trust or other enterprise (if he was serving in such capacity at the registrant’s request) or by reason of any action alleged to have been taken or omitted in such capacity against costs, charges, expenses (including attorney’s fees) judgments, fines and amounts paid in settlement actually and reasonably incurred by him or on his behalf in connection with such action, suit or proceeding and any appeal therefrom, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the registrant’s best interests.

Pursuant to the registrant’s certificate of incorporation and bylaws, with respect to actions or suits in the registrant’s right, the registrant will indemnify an officer or director who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the registrant’s right to procure a judgment in its favor by reason of the fact that he is, was or agreed to become a director or officer of the registrant, or is, was or agreed to serve in his capacity as an officer or director of any other corporation, partnership, joint venture, trust or other enterprise (if he was serving in such capacity at the registrant’s request), or by reason of any action alleged to have been taken or omitted in such capacity against costs, charges, expenses (including attorneys’ fees) actually and reasonably incurred by him or on his behalf, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the registrant’s best interests. No indemnification, however, will be made in respect of any claim as to which such person is adjudged liable to the registrant unless the Court of Chancery of Delaware, or the court in which the action or suit was brought, determines that despite the adjudication of liability, such person is fairly and reasonably entitled to indemnity for such costs, charges and expenses which the court deems proper.

Section 145 of the Delaware General Corporation Law further provides that a corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the corporation would otherwise have the power to indemnify such person against such liability under Section 145.

The registrant’s certificate of incorporation provides that the registrant may purchase and maintain insurance on behalf of any person who is, was or agreed to become a director, officer, employee or agent of the registrant or is, was or agreed to serve as a director, officer, employee or agent of any other corporation, partnership, joint venture, trust or other enterprise (if he was serving in such capacity at the registrant’s request), provided that the insurance is available on acceptable terms as determined by the registrant’s board of directors.

The registrant currently has in place policies of insurance under which, subject to the limitations of such policies, coverage is provided to its directors and officers against loss arising from claims made by reason of wrongful acts as a director or officer.

The registrant intends to enter into indemnification agreements with each of its directors and executive officers.

See also the undertakings set out in response to Item 17.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

Set forth below are the sales of all securities of the registrant sold by the registrant within the past three years which were not registered under the Securities Act of 1933.

On March 31, 2003, the registrant issued 8,989 (post 1-for-89 reverse common stock split) shares of its common stock to each of Ronald J. Miller and Frank L. Kramer for an aggregate purchase price of $8,000. Exemption from registration under the Securities Act was based upon the grounds that the issuance of such securities did not involve a public offering within the meaning of Section 4(2) of the Securities Act.

On June 7, 2004, the registrant issued 13,484 (post 1-for-89 reverse common stock split) shares of its common stock to each of Ronald J. Miller and Frank L. Kramer, and 12,922 (post 1-for-89 reverse common stock split) shares of its common stock to Robert Neece for an aggregate purchase price of $17,750. Exemption from registration under the Securities Act was based upon the grounds that the issuance of such securities did not involve a public offering within the meaning of Section 4(2) of the Securities Act.

On March 29, 2005, the registrant issued 22,742 (post 1-for-89 reverse common stock split) shares of its common stock to each of Ronald J. Miller and Frank L. Kramer for an aggregate purchase price of $20,000. Exemption from registration under the Securities Act was based upon the grounds that the issuance of such securities did not involve a public offering within the meaning of Section 4(2) of the Securities Act.

In connection with the termination of a consulting agreement with a company controlled by Anthony C. Brown, one of the registrant’s former directors, on October 24, 2005, the registrant issued a non-qualified stock option to Mr. Brown, which entitles him to purchase an aggregate of 10,000 shares of the registrant’s common stock at a purchase price of $5.75 per share, which was the fair market value of the registrant’s common stock on the date of grant. The option has a term of ten years. Exemption from registration under the Securities Act was based upon the grounds that the issuance of such securities did not involve a public offering within the meaning of Section 4(2) of the Securities Act.

In connection with the purchase of the Ronco business on June 30, 2005, the registrant issued 13,650 shares of common stock to Wesley Ramjeet for accounting and financial services rendered by a company with which he is employed. Exemption from registration under the Securities Act was based upon the grounds that the issuance of such securities did not involve a public offering within the meaning of Section 4(2) of the Securities Act.

In connection with the purchase of the Ronco business on June 30, 2005, the registrant issued 160,063 shares of common stock to Gilbert Azafrani, an attorney, in exchange for $1,601 in cash and for services rendered. Subsequent to June 30, 2005, Mr. Azafrani became the general counsel of the company. Exemption from registration under the Securities Act was based upon the grounds that the issuance of such securities did not involve a public offering within the meaning of Section 4(2) of the Securities Act.

In connection with the purchase of the Ronco business, on June 30, 2005 the registrant sold 13,262,600 shares of its Series A Convertible Preferred Stock, not including four shares of Series A Convertible Preferred Stock that were paid for but that were not issued as of the date of this registration statement, to certain investors for a purchase price of $3.77 per share. Exemption from registration under the Securities Act was based upon Regulation D promulgated under Section 4(2) of the Securities Act.

On June 30, 2005, the registrant issued a warrant to purchase 266,667 shares of common stock to Sanders Morris Harris, Inc. for services rendered as the registrant’s placement agent. The warrant has an exercise price of $3.77 per share and is exercisable for five years from July 1, 2005. The warrant may be exercised for cash or pursuant to a cashless exercise provision. Exemption from registration under the Securities Act was based upon the grounds that the issuance of such securities did not involve a public offering within the meaning of Section 4(2) of the Securities Act.

On June 30, 2005, the registrant sold 160,063 shares of the registrant’s common stock to Evan J. Warshawsky for a purchase price of $0.01 per share. The registrant has an option to repurchase a portion of the shares for $0.01 per share if Mr. Warshawshy voluntarily terminates his employment or if his employment is terminated for “cause.” The registrant’s repurchase option has lapsed with respect to 50% of the shares and will lapse as to 25% of the shares on June 30, 2006 and as to the remaining 25% of the shares on June 30, 2007. Exemption from registration under the Securities Act was based upon the grounds that the issuance of securities did not involve a public offering within the meaning of Section 4(2) of the Securities Act.

On June 30, 2005, the registrant sold 480,188 shares of the registrant’s common stock to Richard F. Allen, Sr. for a purchase price of $0.01 per share. These shares are subject to repurchase by the registrant, at its option, for $0.01 per share, upon the termination of Mr. Allen’s employment voluntarily before the third anniversary of the effective date of his employment agreement or if certain performance targets are not satisfied. Mr. Allen will be entitled to receive an additional 160,063 shares of common stock on June 30, 2006 and 160,062 shares of common stock on June 30, 2007 subject to repurchase by the registrant upon the termination of Mr. Allen’s employment voluntarily before the third anniversary of the effective date of his employment agreement, if certain performance targets are not satisfied or, on or before June 30, 2007, if Mr. Allen is terminated for “cause” on or prior to June 30, 2007. Exemption from registration under the Securities Act was based upon the grounds that the issuance of securities did not involve a public offering within the meaning of Section 4(2) of the Securities Act.

On June 29, 2005, in connection with the merger of Ronco Acquisition Corporation (the registrant’s wholly-owned subsidiary) with and into Ronco Marketing Corporation, the registrant issued 800,002 shares of its common stock to the holders of Ronco Marketing Corporation’s common stock. Exemption from registration under the Securities Act was based upon the grounds that the issuance of securities did not involve a public offering within the meaning of Section 4(2) of the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) EXHIBIT INDEX

Exhibit No.	Description

2.1
Agreement and Plan of Merger dated May 20, 2005, among Ronco Corporation (fka Fi-Tek VII, Inc.), the “FTK Insiders,” Ronco Acquisition Corporation, and Ronco Marketing Corporation. Previously filed as exhibit 2.1 to the Form 10-K filed on November 4, 2005 and incorporated herein by reference.

2.2
Asset Purchase Agreement dated December 10, 2004, as amended, among Ronco Marketing Corporation, Ronco Inventions, LLC, Popeil Inventions, Inc., RP Productions, Inc., RMP Family Trust and Ronald M. Popeil. Previously filed as exhibit 2.2 to the Form 10-K filed on November 4, 2005 and incorporated herein by reference.

3.1(i)
Certificate of Incorporation of Ronco Corporation (fka Fi-Tek VII, Inc.), as amended. Previously filed as exhibit 3.1(i) to the Form 10-K filed on November 4, 2005 and incorporated herein by reference.

3.1(ii)	Bylaws of Ronco Corporation (fka Fi-Tek VII, Inc.). Previously filed as exhibit 3.1(ii) to the Form 10-K filed on November 4, 2005 and incorporated herein by reference.

4.1
Certificate of Designation of Powers, Preferences and Rights of the Series A Convertible Preferred Stock of Ronco Corporation. Previously filed as exhibit 4.1 to the Form 10-K filed on November 4, 2005 and incorporated herein by reference.

4.2	Warrant between Ronco Corporation and Sanders Morris Harris Inc. Previously filed as exhibit 10.11 to the Form 10-K filed on November 4, 2005 and incorporated herein by reference.

4.3
Form of Registration Rights Agreement between Ronco Corporation, the parties set forth on the signature page and Exhibit A thereto and other stockholders of Ronco Corporation. Previously filed as Exhibit 10.10 to the Current Report on Form 8-K filed on July 1, 2005 and incorporated herein by reference.

5.1	Opinion of Broad and Cassel as to the validity of the shares of Common Stock. (2)

10.1	Lock-Up Agreement for Copper Beech Equity Partners dated June 29, 2005. Previously filed as exhibit 10.2 to the Form 10-K filed on November 4, 2005 and incorporated herein by reference.

10.2	Lock-Up Agreement for Content Holding LLC dated June 28, 2005. Previously filed as exhibit 10.3 to the Form 10-K filed on November 4, 2005 and incorporated herein by reference.

10.3
Assignment and Assumption Agreement dated June 30, 2005, among Ronco Marketing Corporation, Ronco Invention, LLC, Popeil Inventions, Inc., RP Productions, Inc. and Ronald M. Popeil. Previously filed as exhibit 10.4 to the Form 10-K filed on November 4, 2005 and incorporated herein by reference.

10.4
Promissory Note dated June 30, 2005 between Ronco Marketing Corporation and Popeil Inventions, Inc. Previously filed as exhibit 10.5 to the Form 10-K/A filed on January 20, 2006 and incorporated herein by reference.

10.5
Consulting and Advisory Services Agreement dated June 30, 2005 between Ronco Marketing Corporation and Ronald M. Popeil. Previously filed as exhibit 10.6 to the Form 10-K filed on November 4, 2005 and incorporated herein by reference.

10.6
Trademark Co-Existence Agreement dated June 30, 2005 between Ronco Marketing Corporation and Ronald M. Popeil. Previously filed as exhibit 10.7 to the Form 10-K filed on November 4, 2005 and incorporated herein by reference.

10.7
New Product Development Agreement by and among Ronald M. Popeil and Ronco Marketing Corporation. Previously filed as exhibit 10.8 to the Form 10-K filed on November 4, 2005 and incorporated herein by reference.

10.8
Placement Agent Agreement dated May 26, 2005, between Ronco Marketing Corporation and Sanders Morris Harris, Inc. Previously filed as exhibit 10.9 to the Form 10-K filed on November 4, 2005 and incorporated herein by reference.

10.9
Advisory Agreement dated May 20, 2005, between Ronco Marketing Corporation and Copper Beech LLC, Copperfield Equity Partners LLC, Coll International LLC, and Content Holding LLC. Previously filed as exhibit 10.10 to the Form 10-K filed on November 4, 2005 and incorporated herein by reference.

10.10	Employment Agreement between Ronco Corporation and Richard F. Allen, Sr. Previously filed as exhibit 10.13 to the Form 10-K filed on November 4, 2005 and incorporated herein by reference.

10.11	Employment Agreement between Ronco Corporation and Evan J. Warshawsky. Previously filed as exhibit 10.14 to the Form 10-K filed on November 4, 2005 and incorporated herein by reference.

10.12
Restricted Stock Purchase Agreement between Ronco Corporation and Richard F. Allen, Sr. Previously filed as exhibit 10.15 to the Form 10-K filed on November 4, 2005 and incorporated herein by reference.*

10.13
Restricted Stock Purchase Agreement between Ronco Corporation and Evan J. Warshawsky. Previously filed as exhibit 10.16 to the Form 10-K filed on November 4, 2005 and incorporated herein by reference. *

10.14	Restricted Stock Purchase Agreement between Ronco Corporation and Gilbert Azafrani. Previously filed as exhibit 10.17 to the Form 10-K filed on November 4, 2005 and incorporated herein by reference.*

10.15
Interglobal Distribution Agreement dated January 8, 2006 between Ronco Corporation and Interglobal International Limited. Previously filed as Exhibit 10.21 to the Current Report on Form 8-K filed on January 11, 2006 and incorporated herein by reference.

10.16
Purchase and Sale Agreement by and between Prestige Capital Corporation and Ronco Corporation dated as of October 25, 2005. Previously filed as exhibit 10.1 to the Current Report on Form 8-K filed on October 31, 2005 and incorporated herein by reference.

10.17
Revolving Line of Credit Note between Ronco Corporation and Wells Fargo Bank, National Association dated September 20, 2005. Previously filed as Exhibit 10.11 to the Annual Report on Form 10-K/A filed on January 20, 2006 and incorporated herein by reference.

10.18
Security Agreement Securities Account between Ronco Corporation and Wells Fargo Bank National Association. Previously filed as Exhibit 10.12 to the Annual Report on Form 10-K/A filed on January 20, 2006 and incorporated herein by reference.

10.20	Promissory Note dated June 30, 2005 between Ronco Marketing Corporation and Ronco Inventions, LLC. (1)

10.21
Lease dated October 13, 2005 by and between Ronco Corporation and E.G. Sirrah, LLC. Previously filed as Exhibit 10.1 to the Quarterly Report on Form 10-Q filed on December 6, 2005 and incorporated herein by reference.

10.22	Lock-up Agreement for Coll International LLC dated January 10, 2006. (1)

21.1	Subsidiaries of Ronco Corporation. Previously filed as exhibit 21.1 to the Form 10-K filed on November 4, 2005 and incorporated herein by reference.

23.1	Consent of Broad and Cassel (included in its opinion filed as Exhibit 5.1). (2)

23.2	Consent of Mahoney Cohen & Company, CPA, P.C. (2)

23.3	Consent of VELAH Group LLP. (2)

23.4	Consent of Weinberg & Company, P.A. (2)

(1)  Previously filed
(2)  Filed herewith

* Management Compensation Plan or Arrangement

(b)	FINANCIAL STATEMENT SCHEDULES

RONCO CORPORATION
Schedule II - Valuation and Qualifying Accounts

Description	Balance at beginning of period		Additions Charged to costs and expenses		Deductions		Balance at end of period

Allowance for doubtful accounts and sales returns
Successor:
Six months ended December 31, 2005 (unaudited) (a)	$--	(b)	$1,463,000	(c)	$--		$1, 463,000
Predecessor:
Nine months ended June 29, 2005	$1,480,000		$--		$(1,180,000	)(d)	$300,000
Nine months ended September 30, 2004	$5,526,430		$1,474,147		$(5,520,577	)(d)	$1,480,000
Year ended December 31, 2003	$1,835,421		$3,691,009		$--		$5,526,430
Year ended December 31, 2002	$1,075,385		$760,036		$--		$1,835,421

Notes:

(a) Prior to June 30, 2005, the Predecessor did not track allowance for bad debt and sales returns separately. Since June 30, 2005, the Successor has tracked bad debt and sales returns separately.
(b) In accordance with purchase accounting, accounts receivable have been recorded at fair value at June 30, 2005 and accordingly no allowance for doubtful accounts and sales returns have been provided.
(c) Includes $465,626 of bad debt expenses and $997,720 of sales returns.
(d) Accounts written-off against the allowance net of recoveries.

ITEM 17. UNDERTAKINGS

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, That:

(A) Paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the registration statement is on Form S-8 (§239.16b of this chapter), and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement; and

(B) Paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the registration statement is on Form S-3 (§239.13 of this chapter) or Form F-3 (§239.33 of this chapter) and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) (§230.424(b) of this chapter) that is part of the registration statement.

(C) Provided further, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is for an offering of asset-backed securities on Form S-1 (§239.11 of this chapter) or Form S-3 (§239.13 of this chapter), and the information required to be included in a post-effective amendment is provided pursuant to Item 1100(c) of Regulation AB (§239.1100(c)).

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) If the registrant is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F (17 CFR 249.220f) at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (l)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3 (§239.33 of this chapter), a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or §210.3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

(5) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) If the registrant is relying on Rule 430B (§230.430B of this chapter):

(A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) (§230.424(b)(3) of this chapter) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) (§230.424(b)(2), (b)(5), or (b)(7) of this chapter) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) (§230.415(a)(1)(i), (vii), or (x) of this chapter) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of 314 securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii) If the registrant is subject to Rule 430C (§230.430C of this chapter), each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (§230.430A of this chapter), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§230.424 of this chapter);

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment to the registration statement on Form SB-2 on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chatsworth, State of California on this 27th day of March, 2006.

RONCO CORPORATION

By:	/s/ Richard F. Allen, Sr.

Richard F. Allen, Sr., President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

SIGNATURES	TITLE	DATE

/s/ Richard F. Allen, Sr.	President, Director and Chief Executive	March 27, 2006
Richard F. Allen, Sr.	Officer (Principal Executive Officer)

/s/ Evan J. Warshawsky	Chief Financial Officer and Secretary	March 27, 2006
Evan J. Warshawsky	(Principal Financial Officer and
Principal Accounting Officer)

*	Director	March 27, 2006
Harold D. Kahn

*	Director	March 27, 2006
Thomas J. Lykos, Jr.

*	Director	March 27, 2006
A. Emerson Martin, II

*	Director	March 27, 2006
Gregg A. Mockenhaupt

*By /s/ Richard F. Allen, Sr.		March 27, 2006
Richard F. Allen, Sr.
Attorney-in-fact